# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2026

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____ to ____

Commission file number: 001-39080

# POWERFLEET, INC.

*(Exact name of registrant as specified in its charter)*

| **Delaware** | **83-4366463** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |
| **123 Tice Boulevard**<br>**Woodcliff Lake, New Jersey** | **07677** |
| (Address of principal executive offices) | (Zip Code) |

**(201) 996-9000**

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $0.01 per share | AIOT | The Nasdaq Global Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☐ **No** ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| **Large accelerated filer** | ☐ | **Accelerated filer** | ☒ |
| **Non-accelerated filer** | ☐ | **Smaller reporting company** | ☐ |
| | | **Emerging growth company** | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes** ☐ **No** ☒

The aggregate market value of the registrant's common stock held by non-affiliates, computed by reference to the price at which the common stock was last sold as of September 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $660.5 million.

The number of shares of the registrant's common stock outstanding as of June 12, 2026 was 134,180,878.

## DOCUMENTS INCORPORATED BY REFERENCE

| Document | Part of Form 10-K |
|---|---|
| Portions of the Proxy Statement for the Registrant's 2026 Annual Meeting of Stockholders | Part III |

**POWERFLEET, INC.**

**TABLE OF CONTENTS**

# PART I

## *Cautionary Note Regarding Forward-Looking Statements*

In addition to historical information, this Annual Report on Form 10-K (this "Form 10-K") of Powerfleet, Inc. ("Powerfleet," the "Company," "we," "our" or "us") contains "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), which may include information concerning our beliefs, plans, objectives, goals, expectations, strategies, anticipations, assumptions, estimates, intentions, future events, future revenues or performance, capital expenditures and other information that is not historical information. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Many of these statements appear, in particular, under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K. When used in this report, the words "seek," "estimate," "expect," "anticipate," "project," "plan," "contemplate," "plan," "continue," "intend," "believe" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but there can be no assurance that we will realize our expectations or that our beliefs will prove to be correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this report. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements herein include, but are not limited to:

- we may not fully realize the anticipated benefits of our acquisitions and ongoing business transformation initiatives, and these integration and business transformation initiatives may adversely affect our business, financial condition and results of operations;
- significant losses, accumulated deficits and an inability to achieve or sustain profitability may adversely affect our financial condition and the market price of our common stock;
- future global economic, political and business conditions, including inflation, interest rate increases, foreign exchange instability, geopolitical conflicts, sanctions, export controls and the potential imposition of tariffs;
- the commercial, financial, reputational and regulatory risks to our business associated with operating across multiple geographies, including exposure to foreign exchange fluctuations and economic instability in certain emerging markets;
- disruptions in our global supply chain, performance issues or failures by subcontractors, and reliance on a limited number of suppliers for critical components and services;
- the loss of any of our key customers, reductions in customer demand or purchasing levels, and reliance on third-party channel partner relationships, including telecommunication companies and regional distributors;
- changes in technology, products and customer expectations, which may be more rapid, costly or difficult to address, or less effective, than anticipated;
- risks associated with the deployment and use of artificial intelligence and machine learning technologies, including operational, legal, regulatory and reputational risks arising from their development, use or outputs;
- potential breaches, disruptions or failures of our information technology systems, including risks that could impair operations, customer access to services, or vendor and customer relationships;
- our inability to adequately protect our intellectual property rights or defend against third-party intellectual property claims;
- our ability to obtain additional capital to fund our operations; and
- those risks and uncertainties set forth under the heading "Risk Factors" in Item 1A of this report.

There may be other factors of which we are currently unaware or which we currently deem immaterial that may cause our actual results to differ materially from the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date they are made and are expressly qualified in their entirety by the cautionary statements included in this report. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date they were made or to reflect the occurrence of unanticipated events, or otherwise.

*Note Regarding Trademarks*

We have, or have applied for, U.S. and/or foreign trademark protection for I.D. SYSTEMS®, the I.D. SYSTEMS Logo®, VEHICLE ASSET COMMUNICATOR®, POWERFLEET®, POWERFLEET IQ®, POWERFLEET YARD®, FREIGHTCAM®, POWERFLEET Logo®, CAMERA Design®, UNITY™, POWERFLEET UNITY™, POWER AI™, MIX TELEMATICS®, MIX TELEMATICS Logo®, MATRIX VEHICLE TRACKING Logo™, DATATRAK®, TRACKING. SIMPLY SORTED™, Beame Logo™, MIX-DRIVE™, FM-WEB™, MATRIX RIGHT BY YOUR SIDE Logo™, MIX VISION™, MIX SAFEDRIVE™, FM COMMUNICATOR™, MIX ROVI™, OUR CUSTOMERS ARE PEOPLE, NOT VEHICLES™, TRIPMASTER®, LIFE TAKES YOU PLACES™, MATRIX BRINGS YOU HOME™, MIX INTUITION™, RECOVERY. SIMPLY SORTED™, GEOLOC ADVANCED ALERT™, MIX NOW®, MIX RECOVERY PROTECT™, MIX FLEET MANAGER®, FLEET COMPLETE®, FLEET COMPLETE & Design®, HELPING FLEETS THRIVE®, CONNVEX®, CONNVEX EDGE®, CONNVEX INSIGHTS®, CONNVEX LIVE®, FIELDWORKER BY FLEET COMPLETE®, WATCHDOG®, COURIER COMPLETE®, BIGROAD®, BIGROAD Logo®, and BIGROAD A FLEET COMPLETE COMPANY Logo®.

## Item 1. Business

### Overview

We are a global provider of Artificial Intelligence-of-Things ("AIoT") solutions providing valuable connected business intelligence for managing high-value enterprise and mid-market assets that improve operational efficiencies.

We are headquartered in Woodcliff Lake, New Jersey, with offices located around the globe.

Our Unity data highway and AIoT ecosystem is the centerpiece of our strategy. Unity has the capability to ingest data from multiple data sources, harmonizing and transforming the dataset, and delivering simply understood actionable insights through a unified Software-as-a-Service ("SaaS") platform and deep integrations with customer business systems.

Unity provides mission-critical solutions from warehouse to trailer to vehicle, allowing customers to consolidate suppliers and gain end-to-end control of their operations in a single pane of glass.

Unity enables customers to consume their data in multiple ways, from data-powered applications to unified operations integrations, which provide the ability to improve performance of the asset, the individual in charge of the asset, and the business process, continuously improving our customers' business performance.

Within the Unity ecosystem, our Powerfleet for Warehouse, Yard and Site AIoT solutions are designed to provide on-premise or in-facility asset safety, compliance and operator management, monitoring, and visibility for warehouse and factory trucks such as forklifts, man-lifts, tuggers and ground support equipment at airports. These solutions utilize a variety of communications capabilities such as Bluetooth®, WiFi, and proprietary radio frequency technology, as well as artificial intelligence ("AI") video solutions for pedestrian proximity detection and incident prevention.

Additionally, within the Unity ecosystem, our Powerfleet for On-Road AIoT and AI video solutions are designed to provide bumper-to-bumper AIoT asset management, monitoring, and visibility for over-the-road based assets such as heavy trucks, dry-van trailers, refrigerated trailers and shipping containers and their associated cargo. These AIoT solutions provide mobile-asset tracking and condition-monitoring solutions to meet the transportation market's desire for greater visibility, safety, security, and productivity throughout global supply chains. Our On-Road AIoT solutions extend to all mobile assets, whether it is a rental car, a private fleet, or automotive original equipment manufacturer ("OEM") partners. We achieve this by providing critical information that can be used to increase revenues, reduce costs, enhance safety and sustainability, deliver compliance, and improve customer service.

Our patented technologies are proven solutions for organizations that must monitor and analyze their assets to improve safety, increase efficiency, reduce costs, and drive profitability. Our offerings are sold under the global brands Powerfleet, Pointer, Cellocator, MiX by Powerfleet and Fleet Complete.

We have an established history of Internet-of-Things ("IoT") device development, AI and data science expertise, and innovation creating devices that can withstand harsh and rugged environments. With 35 patents and patent applications and over 30 years' experience, we believe we are well-positioned to evolve our offerings for even greater value to customers through our cloud-based applications for unified operations.

We deliver advanced data solutions that connect mobile assets to increase visibility, operational efficiency and profitability. Across our spectrum of vertical markets, we differentiate ourselves through our end-to-end Unity solutions that collect data from unique sensors. Because we are data source and OEM agnostic, we help organizations view and manage their mixed assets homogeneously. All of our solutions are paired with SaaS and analytics tools to provide an even deeper level of insights and understanding of how assets are utilized and how drivers and operators operate those assets. These insights include a full set of key performance indicators to drive operational and strategic decisions. Our customers typically get a return on their investment in less than 12 months from deployment.

Our enterprise software applications have AI and machine learning capabilities and are built to integrate with our customers' management systems to provide a single, integrated view of asset and operator activity across multiple locations while providing real-time enterprise-wide benchmarks and peer-industry comparisons. We look for analytics, as well as the data contained therein, to differentiate us from our competitors, adding significant value to customers' business operations, and helping to contribute to their bottom line. Our solutions also feature open application programming interfaces ("APIs") for additional integrations and development to boost other enterprise management systems and third-party applications.

We market and sell our Unity ecosystem and our connected AIoT data solutions to a wide range of customers in the commercial and government sectors. Our customers operate in diverse markets, such as manufacturing, automotive manufacturing, wholesale and retail, food and grocery distribution, pharmaceutical and medical distribution, construction, mining, utilities, aerospace, vehicle rental, as well as logistics, shipping, transportation, energy and field services. Traditionally, these businesses have relied on multiple vendors, as well as manual, often paper-based, processes or on-premise legacy software to operate their high-value assets, manage workforce resources, and distributed sites; and face environmental, safety, and other regulatory requirements. In today's landscape, it is crucial for these businesses to invest in solutions that enable easy analysis and sharing of real-time information, increasingly consolidating their suppliers.

**Strategic Transactions**

On April 2, 2024, we consummated the transactions contemplated by the Implementation Agreement, dated as of October 10, 2023 (the "Implementation Agreement"), that we entered into with Main Street 2000 Proprietary Limited, a private company incorporated in the Republic of South Africa and our wholly owned subsidiary ("Powerfleet Sub"), and MiX Telematics Limited, formerly a public company incorporated under the laws of the Republic of South Africa ("MiX Telematics"), pursuant to which, Powerfleet Sub acquired all the issued ordinary shares of MiX Telematics (including those represented by MiX Telematics' American Depositary Shares) through the implementation of a scheme of arrangement (the "Scheme") in accordance with Sections 114 and 115 of the South African Companies Act, No. 71 of 2008, as amended (the "Companies Act"), in exchange for shares of our common stock. As a result, MiX Telematics became our indirect, wholly owned subsidiary (the "MiX Combination"). Since the closing of the MiX Combination, we have made significant progress in integrating the MiX Telematics business into our operations, with alignment of core functions and early realization of operational synergies.

On October 1, 2024, we consummated the transactions contemplated by the Share Purchase Agreement, dated as of September 18, 2024 (the "Purchase Agreement"), by and among Golden Eagle Topco, LP ("Golden Eagle LP"), the persons that are party to the Purchase Agreement under the heading "Other Sellers" (the "Other Sellers" and, together with Golden Eagle LP, the "Sellers"), the Company and Powerfleet Canada Holdings Inc., a wholly owned subsidiary of the Company (the "Canadian SPV" and, together with the Company, the "Purchasers"), pursuant to which the Purchasers acquired all of the direct and indirect common shares in the capital of Golden Eagle Canada Holdings, Inc. ("Canada Holdco") and Complete Innovations Holdings Inc. ("CIH"), and all of the issued and outstanding shares of common stock of Golden Eagle Holdings, Inc. (together with Canada Holdco and CIH, "Fleet Complete"). As a result, Fleet Complete became an indirect, wholly owned subsidiary of the Company (the "FC Acquisition").

**Our Solutions**

*Unity Solution Portfolio*

Unity enables rapid and deep integration with AIoT devices and third-party business systems to a highly scalable data highway that powers AI-driven insights to help customers save lives, time, and money. Unity's extensive integration library of data sensory device types coupled with our modular, business performance improvement solutions allow customers to receive rapid speed to value and deliver dramatic positive change to their business. Unity also offers data extensibility by exposing the platform using extensible microservices and open APIs to make integrating to external systems and leveraging customers' own data quick and easy. Unity unites customer data so they can focus on what matters most.

With our SaaS-based Unity modules, recognized by ABI Research as the number one global platform solution portfolio in its market in 2025, which includes best-in-class vehicle, video and in-warehouse IoT, customers can gain visibility and AI-powered insights into their people, assets and business processes to better manage utilization and maintenance, safety, fuel and energy management, compliance and high-risk incidents — all in a single pane of glass. Our solutions are capable of ingesting, processing, and enriching livestream data from any of our customers' AIoT devices and business systems to provide mission-critical data that powers our customers' operations.

*Key Applications of Our AIoT Solutions*

We provide real-time intelligence for organizations with high-value assets allowing them to make informed decisions and ultimately improve their operations, safety, and bottom line. Our applications enable organizations to capture AIoT data from various types of assets with devices and sensors creating a holistic view for analysis and action.

The core applications that our AIoT solutions address include:

***End-to-End Visibility:*** Organizations with expensive assets such as vehicles, machinery, or equipment need to keep track of where the assets are located, monitor for misuse, and understand how and when assets are being used. By having complete visibility of their assets, customers can improve security, utilization and customer service. In addition, our visibility solutions help with personnel workflows and resource management, freight visibility through load status, equipment availability status, dwell and idle time, geofencing, two-way temperature control and management, multi-zone temperature monitoring, arrival and departure times, and supply chain allocation.

***Regulatory Compliance:*** Businesses must comply with government regulations and provide proof of compliance, which is commonly an onerous process to enforce and maintain. Our solutions provide critical data points and reports to help customers stay within compliance, avoid fines for non-compliance, and automate the reporting process. We deliver real-time position reports, hours-of-service, temperature monitoring and control, electronic safety checklists, workflow management, controlling vehicle access to only authorized operators, inspection reports, and history logs of use.

***Improve Safety:*** Our applications are designed to provide asset and operator management, monitoring, and visibility for safer environments and include AI-based video safety and predictive analytics capabilities across multiple operating environments. Our solutions allow our customers to monitor their fleet of vehicles on various parameters, including but not limited to, vehicle location, speed, engine fault codes, driver behavior, eco-driving, and ancillary sensors and can receive reports and alerts, either automatically or upon request wirelessly via the internet, email, mobile phone or an SMS. In addition, our dash camera provides critical video capture that can be used to help exonerate drivers when in accidents or help bolster training and coaching programs of employees. We also offer preventative solutions such as safety warning products to alert vehicle operators of objects or pedestrians in their pathway to prevent accidents, injuries, and damage. Our analytics platform features dashboards with KPIs and can help managers identify patterns, trends and outliers that can be used as flags for interventions.

***Drive Operational Efficiency & Productivity:*** To increase utilization of mobile assets, our solutions enable the identification of a change in status, real-time location, geo-fencing alerts when an asset is approaching or leaving its destination, cargo status, and on-board intelligence utilizing a motion sensor and proprietary logic that identifies the beginning of a drive and the end of a drive. Having this information enables customers to increase capacity, speed of service, right-size their fleets, and improve communication internally and with customers. In addition, customers can increase revenue per mile, reduce claims and claims processing times, and reduce the number of assets needed. This is achieved through proving such things as two-way integrated workflows for drivers, control assignments and work change, Electronic Driver Logging and automated record keeping for regulatory compliance, monitoring of asset pools and geofence violations, and various reporting insights that flag under-utilized assets, the closest assets, and alerts on dwell time and exceeding the allotted time for loading and unloading.

We help customers with their digital transformation journeys by automating processes and increasing productivity and cost efficiency of their employees. Our applications enable customers to determine where operators are assigned and can temporarily reassign them based on peak needs, evaluate any disparity in the amount employees are paid compared to the time they actually spend operating a vehicle. Our applications help answer the question of why it takes some employees longer than others to do specific tasks, where to focus labor resources, and how to forecast vehicles and operators needed for future workflow.

In addition, for our rental car vertical, our applications automatically upload vehicle identification number, mileage and fuel data as a vehicle enters and exits the rental lot, which can significantly expedite the rental and return processes for travelers, and provide the rental company with more timely inventory status, more accurate billing data that can generate higher fuel-related revenue, and an opportunity to utilize customer service personnel for more productive activities, such as inspecting vehicles for damage and helping customers with luggage.

Our solution for "car sharing" permits a rental car company to remotely control, track and monitor their rental vehicles wherever they are parked. Whether for traditional "pod-based" rental or for the emerging rent-anywhere model, the system, through APIs integrated into any rental company's fleet management system, (i) manages member reservations by smart phone or Internet, and (ii) charges members for vehicle use by the hour.

For our customers with a variety of make-model-years in their fleet, we have developed an unmatched library of certified vehicle code interfaces through our second-generation On-Board Diagnostics, industry standard. Our patented fleet management system helps fleet owners improve asset utilization, reduce capital costs, and cut operating expenses, such as vehicle maintenance or service and support.

***Increase Security:*** Our solutions allow our customers to reduce theft and improve inventory management. Customers can lockdown their assets with automated e-mail or text message alerts, emergency tracking of assets (higher frequency of reports) if theft is expected, geo-fencing alerts when an asset enters a prohibited geography or location, and near real-time sensors that alert based on changes in temperature and shock, among other things. We also provide security services. Most of the security products used to provide our security services are mainly sold to (i) local car dealers and importers that in turn sell the products equipped in the vehicle to the end users who purchase the security services directly from us, or (ii) leasing companies which purchase our security services in order to secure their own vehicles.

***Reduce Costs***

We enable our customers to improve asset utilization, reduce capital costs, and cut operating expenses, such as vehicle maintenance or service and support. Our solutions provide engine performance, machine diagnostics, fuel consumption, and battery life to improve preventative maintenance scheduling, increase uptime, and gain a longer service life of equipment. Through our software applications, customers can optimize capacity, analyze resource allocation, and improve utilization of assets to reduce capital expenses such as purchasing new or leasing additional equipment. Our applications provide root cause analysis for any cargo claims and help with exoneration of drivers in accidents via dash camera visibility.

***Analytics and Machine Learning***

AIoT significantly enhances Unity's capabilities by integrating AI with IoT. This integration helps to organize large data pools, automate data harmonization, create intelligent infrastructure, and generate actionable insights, ultimately enhancing the speed and return on investment of data usage. At a crucial inflection point in the industry, AIoT emerges as a transformative force, allowing Unity to offer mission-critical solutions that extend from warehouse to trailer to vehicle. This enables customers to consolidate all of their data in one place, streamline supplier interactions, and achieve end-to-end visibility. Unity's approach creates a single source of truth across all mobile asset types, a distinctive and innovative strategy in the industry. For example, our image machine learning system allows us to process images from our freight camera and other sources and identify key aspects of operations and geospatial information such as location, work being accomplished, type of cargo, how cargo is loaded and if there are any visible issues such as damage.

Our analytics platforms provide our customers with a holistic view of their asset activity across their enterprise. Our distinct advantage in AI is our trove of operational data, which we use to build and improve our AI models. Unity seamlessly ingests data from various sources, including IoT devices, sensors, OEM systems and third party platforms. By using this data set to train, test and fine-tune our AI models, we are able to provide AI driven data harmonization that delivers a single source of truth for operational intelligence. We maintain a close, collaborative relationship between our AI, firmware, and software development teams to ensure our advanced AI data highway runs efficiently.

*Key Performance Indicators & Benchmarks*

Our cloud-based software applications provide a single, integrated view of asset activity across multiple locations, generating enterprise-wide benchmarks, peer-industry comparisons, and deeper insights into asset operations. In addition, our customers can set real-time alerts for exception-based reporting or critical activity that needs immediate attention. This enables management teams to make more informed, effective decisions, raise asset performance standards, increase productivity, reduce costs, and enhance safety.

Specifically, our analytics platforms allow users to quantify best-practice enterprise benchmarks for asset utilization and safety, reveal variations and inefficiencies in asset activity across both sites and geographic regions, or identify opportunities to eliminate or reallocate assets, to reduce capital and operating costs. We provide an extensive set of decision-making tools and a variety of standard and customized reports to help businesses improve overall operations.

We look for analytics and machine learning to make a growing contribution to drive platform and SaaS revenue, further differentiate our offerings and add value to our solutions. We also use our analytics platform for our own internal platform quality control.

*Services*

*Hosting Services:* We provide the use of our systems as a remotely hosted service, with the system server and application software residing in our colocation center or on a cloud platform provider's infrastructure (e.g., Azure, AWS). This approach helps us reduce support costs and improve quality control. It separates the system from the restrictions of the customers' local information technology ("IT") networks, which helps reduce their system support efforts and makes it easier for them to receive the benefits of system enhancements and upgrades. Our hosting services are typically offered with extended maintenance and support services over a multi-year term of service and typically include renewals after the end of the initial term.

*Software as a Service:* We provide system monitoring, help desk technical support, escalation procedure development, routine diagnostic data analysis and software updates services as part of the ongoing contract term. These services ensure deployed systems remain in optimal performance condition throughout the contract term and provide access to newly developed features and functions on an annual basis.

*Maintenance Services:* We provide a warranty on the hardware components of our system. During the warranty period, we either replace or repair defective hardware. We also offer ongoing maintenance and support on a time and materials basis.

*Customer Support and Consulting Services for Ease of Use, Adoption, and Added Value:* We have developed a framework for the various phases of system training and support that offer our customers both structure and flexibility. Major training phases include hardware installation and troubleshooting, software installation and troubleshooting, "train-the-trainer" training on asset hardware operation, preliminary software user training, system administrator training, information technology issue training, ad hoc training during system launch and advanced software user training.

Increasingly, training services are provided through scalable online interactive training tools. Support and consulting services are priced based on the extent of training that the customer requests. To help our customers derive the most benefit from our system, we supply a broad range of documentation and support including videos, interactive online tools, hardware user guides, software manuals, vehicle installation overviews, troubleshooting guides, and issue escalation procedures.

We provide our consulting services both as a standalone service to study the potential benefits of implementing an AIoT business intelligence solution and as part of the system implementation itself. In some instances, customers prepay us for extended maintenance, support and consulting services.

**Growth Strategy**

Our objective is to become a leading global provider of AIoT SaaS solutions for high-value enterprise and mid-market assets to drive optimized operations and create safer environments. In 2023, we consolidated and augmented many of our existing capabilities on a single customer software platform branded as "Unity". We have designed our Unity platform to enable rapid and deep integration with AIoT devices and third-party business systems to a highly scalable data pipeline that powers AI-driven insights to help companies save lives, time, and money. Unity remains an increasingly important initiative to meet our objective of becoming a leading global provider of AIoT SaaS solutions for high-value enterprise and mid-market assets to drive optimized operations and create safer environments.

In 2024, we completed the MiX Combination and the FC Acquisition, which has accelerated our strategic objectives. In 2025, we received the accolade of most innovative company in our space globally. This was independently awarded by industry experts ABI Research after their in-depth assessment of our Unity portfolio.

Building on our recent successes, we intend to prove value, retain and grow business with existing customers and pursue opportunities with new customers by:

- focusing our business solutions by vertical markets and go-to-market strategies to each market;

- differentiating our business through end-to-end solutions spanning the entire customer asset base from warehouse to yard to road;

- strengthening our position in the connected warehouse market, where most on-road competitors do not operate;

- positioning ourselves as an innovative thought leader;

- maintaining a world class sales and marketing team;

- identifying, seizing, and managing revenue opportunities;

- expanding our customer base, achieving wider market penetration and educating customers with mixed assets in their organization about our other applications;

- implementing improved marketing, sales and support strategies;

- shortening our initial sales cycles by helping our customers through identifying and quantifying benefits expected from our solutions;

- accelerating transitions from implementation to roll-out; and

- building service revenue through long-term SaaS contracts;

- differentiating our product offering through analytics, machine learning, unique sensors, and value-added services;

- producing incremental revenue at a high profit margin; and

- expanding our partnerships, distribution channels, and integrations.

We also plan to expand into new applications and markets by:

- pursuing opportunities to integrate our system with computer hardware and software vendors, including:
  - OEMs;
  - transportation management systems;
  - warehouse management systems;
  - labor and timecard systems;
  - enterprise resource planning ("ERP"); and
  - yard management systems.
- establishing relationships with global distributors; and
- evaluating and pursuing strategically sound acquisitions of companies.

**Sales and Marketing**

Our sales and marketing objectives are to achieve broad market awareness and penetration, with an emphasis both on expanding business opportunities with existing customers and on securing new customers.

We market our systems directly to commercial and government organizations and through indirect sales channels, such as OEMs, vehicle importers, distributors (including major telecommunication companies), and warehouse equipment dealers.

In addition, we are actively pursuing strategic relationships with key companies in our target markets - including complementary hardware and software vendors and service providers - to further penetrate these markets by embedding our products in the assets our systems monitor and integrating our solutions with other systems.

We sell our systems to corporate-level executives, division heads and site-level management within the enterprise. Typically, our initial system deployment serves as a basis for potential expansion across the customer's organization.

We work closely with customers to demonstrate a return on investment, which is usually less than 12 months, and help maximize the utilization and benefits of our system and demonstrate the value of enterprise-wide deployments. Post-implementation, we consult with our customers to further extend and customize the benefits to the enterprise by delivering enhanced analytics capabilities.

**Customers**

We market and sell our wireless solutions to a wide range of customers in the commercial and government sectors. We serve over 50,000 enterprise and mid-market customers across a wide range of industries, including construction and heavy equipment, distribution, field services, leasing and car rental, government and public safety, manufacturing and automotive, oil, gas, and chemical, transportation and logistics, utilities and telecommunications, and cold chain logistics.

While we generally enter into master agreements with our customers in the normal course of business, certain customer relationships are governed by individual asset contracts. These agreements define the terms of any sales of products and/or services by us to the applicable customer, including, but not limited to, terms regarding payment, support services, termination and assignment rights. These agreements generally obligate us only when products or services are actually sold to the customer thereunder.

We strive to establish long-term relationships with our customers in order to maximize opportunities for new application development and increased sales. Some of our global customers that benefit from our combined solutions to power their specific AIoT and machine-to-machine mobility needs include Holcim, Ford, Avis, Walmart, Toyota, and XPO Logistics. No individual customer generates revenue equal to or greater than 10% of our consolidated total revenue.

**Competition**

Our primary competitive advantages are the breadth and integration of our platform. While most competitors operate exclusively in on-road fleet management, our Unity platform spans the connected warehouse, yard and road, enabling us to serve customers across their entire asset base through a single solution. This end-to-end capability, combined with our AI-driven analytics, independent recognition as an innovator in the industry and a demonstrated track record of delivering measurable customer outcomes, positions us to compete effectively as enterprise customers increasingly consolidate vendors and seek platform-based solutions over point solutions.

We compete in a highly competitive and fragmented market for connected operations, AI-driven software and analytics, video safety, fleet intelligence and asset tracking solutions, serving customers across over-the-road transportation and on-site operations. Our competitors include global and regional providers of connected operations, fleet management, video safety and asset tracking, including, among others, Geotab, Samsara, Karooooo, Motive, Verizon Connect, Trimble and ORBCOMM.

**Research and Development**

Our research and development team has expertise in areas such as hardware, software and firmware development and testing, database design and data analytics, wireless communications, AI methods, mechanical and electrical engineering, and both product and project management. In addition, we utilize external contractors to supplement our team in the areas of software and firmware development, digital design, test development and product-level testing.

Generally, our research and development efforts are focused on expanding the capabilities of our products; differentiating our offerings through our Unity platform build, simplifying the implementation, support and utilization of our solutions, reducing the cost of our solutions, increasing the reliability of our solutions, expanding the functionality of our solutions to meet customer and market requirements, applying new advances in technology to enhance existing solutions, and building further competitive advantages through our intellectual property portfolio.

**Intellectual Property**

*Patents*

We attempt to protect our technology and products through a variety of intellectual property protections, including the pursuit of patent protection in the United States and certain foreign jurisdictions. Because of the differences in patent laws and laws concerning proprietary rights, the extent of protection provided by U.S. patents or proprietary rights owned by us may differ from that of their foreign counterparts. Where strategically appropriate, we intend to pursue suspected violators of our patents and, when feasible, license or otherwise monetize from our intellectual property.

We have built a portfolio of patents and patent applications relating to various aspects of our technology and products, including our wireless asset management systems, connected car products, and vehicle management systems. As of May 26, 2026, our patent portfolio includes 27 U.S. patents, 2 pending U.S. patent applications, 3 pending foreign patent applications, and 3 foreign patents. Assuming the timely payment of all maintenance and annuity fees, the U.S. patents have expiration dates falling between 2026 and 2040. No single patent or patent family is considered material to our business.

*Trademarks*

We have, or have applied for, U.S. and/or foreign trademark protection for I.D. SYSTEMS® and Design, the I.D. SYSTEMS Logo®, VEHICLE ASSET COMMUNICATOR®, POWERFLEET®, POWERFLEET IQ®, POWERFLEET YARD®, FREIGHTCAM®, POWERFLEET and DESIGN®, CAMERA Design®, UNITY™, POWERFLEET UNITY™, POWER AI™, MIX TELEMATICS®, MIX TELEMATICS Logo®, MATRIX VEHICLE TRACKING Logo™, DATATRAK®, TRACKING. SIMPLY SORTED™, Beame Logo™, MIX-DRIVE™, FM-WEB™, MATRIX RIGHT BY YOUR SIDE Logo™, MIX VISION™, MIX SAFEDRIVE™, FM COMMUNICATOR™, MIX ROVI™, OUR CUSTOMERS ARE PEOPLE, NOT VEHICLES™, TRIPMASTER®, LIFE TAKES YOU PLACES™, MATRIX BRINGS YOU HOME™, MIX INTUITION™, RECOVERY. SIMPLY SORTED™, GEOLOC ADVANCED ALERT™, MIX NOW®, MIX RECOVERY PROTECT™, MIX FLEET MANAGER®, FLEET COMPLETE®, FLEET COMPLETE & Design®, HELPING FLEETS THRIVE®, CONNVEX®, CONNVEX EDGE®, CONNVEX INSIGHTS®, CONNVEX LIVE®, FIELDWORKER BY FLEET COMPLETE®, WATCHDOG®, COURIER COMPLETE®, BIGROAD®, BIGROAD Logo®, and BIGROAD A FLEET COMPLETE COMPANY Logo®.

We attempt to avoid infringing known proprietary rights of third parties in our product development and sales efforts. However, it is difficult to proceed with certainty in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential at the time of the application filing, with regard to similar technologies. If we were to discover that our products violate third-party proprietary rights, we may not be able to:

- obtain licenses to continue offering such products without substantial reengineering;

- re-engineer our products successfully to avoid infringement;

- obtain licenses on commercially reasonable terms, if at all;

- litigate an alleged infringement successfully; or

- settle without substantial expense and damage awards.

Any claims against us relating to the infringement of third-party proprietary rights, even if without merit, could result in the expenditure of significant financial and managerial resources or in injunctions preventing us from distributing certain products. Such claims could materially adversely affect our business, financial condition and results of operations.

Our software products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. In general, our efforts to protect our intellectual property rights through patent, copyright, trademark and trade secret laws and contractual safeguards may not be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to, or competitive with, those developed by us. Our failure or inability to protect our proprietary rights could materially and adversely affect our business, financial condition and results of operations.

**Manufacturing**

We outsource our hardware manufacturing operations to contract manufacturers. This strategy enables us to focus on our core competencies - designing hardware and software systems and delivering solutions to customers – and avoid investing in capital intensive electronics manufacturing infrastructure. Outsourcing also provides us with the ability to ramp up deliveries to meet increases in demand without increasing fixed expenses.

Our manufacturers are responsible for obtaining the necessary components and supplies to manufacture our products. While components and supplies are generally available from a variety of sources, manufacturers generally depend on a limited number of suppliers. In the past, unexpected demand for communication products has caused worldwide shortages of certain electronic parts and allocation of such parts by suppliers that had an adverse impact on the ability of manufacturers to deliver products as well as on the cost of producing such products.

Due to the general availability of manufacturers for our products, we do not believe that the loss of any of our manufacturers would have a long-term material adverse effect on our business, although there could be a short-term adverse effect on our business.

We generally attempt to maintain sufficient inventory to meet customer demand for products, as well as to meet anticipated sales levels. If our product mix changes in unanticipated ways, or if sales for particular products do not materialize as anticipated, we may have excess inventory or inventory that becomes obsolete. In such cases, our operating results could be negatively affected.

**Government Regulations**

We are subject to extensive and evolving regulation in the United States and internationally. These laws and regulations affect the design, manufacture, marketing, sale and operation of our AIoT solutions. Compliance requirements can change over time and may require us to modify products or services, obtain additional approvals, or incur increased costs to continue operating in certain jurisdictions.

*Radio Frequency and Wireless Communications*

In the United States, products that intentionally transmit radio frequency signals are regulated primarily by the Federal Communications Commission ("FCC").

Our products intentionally transmit radio signals, including narrow band and spread spectrum signals, as part of their normal operation and, therefore, are subject to the FCC's equipment authorization rules and require certifications prior to marketing. We have obtained certification from the FCC for our products that require certification. Users of these products in the United States generally do not require any license from the FCC to use or operate our products. We also comply, as applicable, with rules governing radio frequency exposure and labeling.

In the European Union ("EU"), our wireless products are subject to the Radio Equipment Directive (2014/53/EU) and applicable European Norm standards. We affix the CE marking and maintain technical documentation and conformity assessments as required. To market and sell our integrated wireless solutions in the EU, we utilize unlicensed radio spectra and have obtained the required European Norm certifications.

*Environmental, Health and Safety; Product Substances*

Our operations and products are subject to environmental, health and safety requirements in the jurisdictions where we operate, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and waste and the cleanup of contaminated sites. In the United States, these include, among others, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, and regulations enforced by the Occupational Safety and Health Administration. Our products are also subject to product-substance and end-of-life rules, including the EU Restriction of Hazardous Substances Directive and the Waste Electrical and Electronic Equipment Directive, as implemented by EU Member States, and analogous requirements in other jurisdictions. We maintain policies and procedures intended to ensure the proper handling, storage, and disposal of hazardous substances and the environmentally responsible management of end-of-life products and batteries.

*Data Privacy and Cybersecurity*

We collect, process and store data generated by connected devices, vehicles and enterprise assets, including personal data. Our data practices are subject to comprehensive privacy and cybersecurity laws. In the EU and the United Kingdom, we are subject to the General Data Protection Regulation and the UK GDPR, including requirements relating to lawfulness, transparency, data minimization, security and cross-border transfers. In the United States, we are subject to state privacy laws, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act, and similar laws adopted in other states. We also comply with privacy and security frameworks in other jurisdictions where we operate, such as Canada's Personal Information Protection and Electronic Documents Act, Brazil's Lei Geral de Proteção de Dados, and South Africa's Protection of Personal Information Act. We maintain policies, procedures and technical safeguards designed to protect data and support compliance, including mechanisms for cross-border transfers where required.

*Artificial Intelligence and Emerging Technology*

We develop and deploy AI-enabled analytics and automation within our AIoT platform. Our AI activities are subject to evolving global requirements and guidance, including:

- The EU Artificial Intelligence Act, which establishes a risk-based regulatory framework for AI systems in the EU, with phased application dates and obligations for providers and deployers, including risk management, data governance, transparency, human oversight and post-market monitoring.

- U.S. federal and state initiatives addressing AI safety, transparency and accountability.

- Industry and international standards and frameworks, such as the National Institute of Standards and Technology AI Risk Management Framework and the OECD AI Principles.

We are instituting internal processes intended to support responsible AI development and use, including model risk assessment, data governance and human-in-the-loop review for certain use cases. We continue to monitor legislative and standards activity and may be required to implement additional controls, documentation or conformity assessments as rules take effect.

The adoption of unfavorable regulations, or unfavorable interpretations of existing regulations by courts or regulatory bodies, could require us to incur significant compliance costs, cause the development of the affected markets to become impractical or otherwise adversely affect our ability to produce or market our products.

*International Licenses, Registrations and Local Requirements*

We operate through subsidiaries in multiple jurisdictions and maintain licenses, approvals, registrations, and product listings required for our operations and offerings. For example:

- In Israel, our subsidiary Pointer Telocation Ltd. ("Pointer") holds an operational license, which is renewed on a regular basis, from the Ministry of Communications to operate our wireless messaging system over 2 MHz in the 966 to 968 MHz radio spectrum band. Pointer also obtains licenses from the Israeli Ministry of Communications in order to manufacture, import, market and sell its products in Israel. Use of certain radio frequency products in Israel is subject to regulatory approvals.

- In Argentina and Mexico, our subsidiaries obtain domestic licenses and registrations for the deployment of our security and telematics services, including registration with the Federal Department of Security in Mexico.

- In South Africa, certain of our subsidiaries, including Pointer SA Pty Ltd ("Pointer South Africa") and MiX Telematics Africa Pty Ltd ("MiX Telematics Africa"), are registered as security service providers under the Private Security Industry Regulation Act, 2001. Our products are also listed with the Independent Communications Authority of South Africa.

As a result of the MiX Combination and FC Acquisition, we have expanded our operations in jurisdictions such as South Africa, Canada, and certain European and Latin American countries. In these regions, we are subject to additional regulatory requirements, including those relating to the use of radio frequency equipment, environmental compliance, and industry-specific licensing. We maintain policies and procedures designed to comply and monitor regulatory developments in each jurisdiction.

### *Regulatory Developments and Risks*

New or more stringent laws, regulations or standards, or new interpretations of existing requirements, could require us to modify products or services, obtain additional approvals or implement new processes and controls, and could increase compliance costs or restrict our ability to market or sell certain offerings. Although we have generally been successful in obtaining required approvals and certifications, we cannot guarantee that approvals already obtained will remain sufficient or that we will be able to obtain or maintain all necessary approvals in the future. Noncompliance or perceived noncompliance could result in enforcement actions, fines, product withdrawals, delays in product introductions, contractual penalties, or reputational harm.

### Human Capital Resources

As of March 31, 2026, we had 2,658 total employees globally, 100% of whom are full-time employees.

Our "People-Powered" workforce strategy is built around three pillars: One Powerfleet, enhancing the employee experience, and talent management. These pillars are intended to support a unified global culture, strengthen employee engagement, and help us attract, develop, and retain the talent necessary to execute our business strategy.

*One Powerfleet* focuses on fostering a unified global culture and aligning employees across functions, geographies, and business units around common goals, values, and ways of working. Anchored by our core values of people, inclusion, growth, teamwork, integrity, and accountability, we seek to promote collaboration, ethical conduct, accountability, and operational alignment across the organization. We have also invested in unified global human resource systems and enterprise-wide processes to enhance visibility, consistency, and scalability as our business continues to evolve.

*Enhancing the employee experience* focuses on creating an inclusive, engaging, and collaborative work environment where employees can contribute, grow, and succeed. We seek to support employee engagement through communication, leadership visibility, continuous learning opportunities, and initiatives that encourage innovation, inclusion, and collaboration across the regions in which we operate.

*Talent management* focuses on attracting, developing, and retaining employees with the skills and capabilities needed to meet current and future business needs. Our talent management efforts include workforce planning, manager development, career pathing, succession planning, and an enterprise-wide performance management program aligned with our objectives and key results methodology. These programs are designed to align individual performance with business objectives and to support recognition and reward for contributions that drive innovation, operational excellence, and customer success.

Management focuses on a number of human capital objectives in managing our business, including employee engagement, talent acquisition and retention, leadership development, succession planning, workforce capability, and alignment of employee performance with strategic business objectives. We believe these efforts support our ability to attract, develop, and retain talent and contribute to our long-term growth.

### Macroeconomic Developments

High interest rates, moderating but persistent inflationary pressures, fluctuations in currency exchange rates, continued supply chain disruptions, and ongoing geopolitical conflicts, such as the conflict in the Middle East, have contributed to significant global economic uncertainty. In addition, disruptions in global trade, including the imposition of tariffs, export controls and other trade restrictions, as well as evolving monetary and fiscal policies in major economies, have further effected macroeconomic stability and created additional uncertainty for global commerce. More recent disruptions, including periodic shipping constraints in key maritime routes, have also contributed to supply chain volatility. These conditions have adversely affected, and may continue to adversely affect, our customers, suppliers, and overall operating environment. Given the dynamic and uncertain nature of the current macroeconomic environment, we cannot reasonably estimate the impact of such developments on our financial condition, results of operations or cash flows in the foreseeable future. The ultimate extent of the effects of these developments remain highly uncertain, and such effects could persist for an extended period of time.

**Other Information**

I.D. Systems, Inc. ("I.D. Systems") was incorporated in the State of Delaware in 1993. Powerfleet, Inc. was incorporated in the State of Delaware in February 2019 for the purpose of effectuating the transactions pursuant to which we acquired Pointer (the "Pointer Merger"). Upon the closing of the Pointer Merger, Powerfleet became the parent entity of I.D. Systems and Pointer. Our website is located at www.powerfleet.com. We make available on our website and also provide our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such information to, the Securities and Exchange Commission (the "SEC"). Reports and other information we file with the SEC may also be viewed at the SEC's website at www.sec.gov. We also make available on this website, free of charge, our Code of Ethics for Senior Financial Officers, which applies to our principal executive officer, principal financial officer and principal accounting officer.

**Item 1A. Risk Factors**

In addition to the other information contained in this Form 10-K, the following risk factors should be considered carefully in evaluating the Company and our business. The risks described below could materially and adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also adversely affect our business, financial condition or results of operations. The summary below is not exhaustive, and investors should read this "Risk Factors" section in full. These and other risks are described in more detail in this Item 1A. Risk Factors.

**Risk Factor Summary**

Our business is subject to numerous risks and uncertainties, including those described under the section titled "Risk Factors" immediately following this summary. These risks include, among others, the following:

- We may not fully realize the anticipated benefits of our acquisitions and ongoing business transformation initiatives, and these integration and business transformation initiatives may adversely affect our business, financial condition and results of operations, including our financial reporting and internal control over financial reporting.

- We have incurred significant losses and have a substantial accumulated deficit. If we cannot achieve profitability, the market price of our common stock could decline significantly.

- As an international company, we are exposed to macroeconomic, geopolitical, trade, sanctions and regulatory risks that could materially and adversely affect our business and financial results.

- Disruptions in our global supply chain, performance issues with subcontractors, or our reliance on a limited number of suppliers for critical components may materially and adversely affect our ability to manufacture and deliver products and may reduce our revenues and gross margins.

- If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers, which could materially and adversely affect our financial condition and results of operations and reduce our ability to increase our market share.

- We use AI and machine learning in our products and operations, but these technologies are rapidly evolving and subject to operational and regulatory risks, and failures or regulatory constraints in their development or use could adversely affect our business, results of operations and reputation.

- We are subject to breaches of our information technology systems, which could damage our reputation, vendor, and customer relationships, and our customers' access to our services.

- The industry in which we operate is highly competitive, and competitive pressures from existing and new companies could have a material adverse effect on our financial condition and results of operations.

- Failure to correctly and efficiently implement ERP and customer relationship management ("CRM") systems could have a material and adverse effect on our business.

- The international scope of our business exposes us to risks associated with foreign exchange rates, currency fluctuations and economic instability in certain emerging markets.

- We may need to obtain additional capital to fund our operations that could have negative consequences on our business.

- We rely significantly on third-party channel partners, including telecommunication companies and regional distributors, for market access and sales execution, and any disruption to, or our failure to develop and manage, our channel partners would harm our business.

- Failure to adequately protect our intellectual property rights or defend against third-party claims could materially and adversely affect our business, financial condition and results of operations.

- We have incurred significant additional indebtedness in connection with acquisitions, refinancing activities, business integration initiatives and general corporate financing needs, which could adversely affect our financial condition, liquidity and operating flexibility.

- Our Israeli subsidiaries have incurred significant indebtedness.

- The terms of the A&R Credit Agreement restrict Powerfleet Israel's and Pointer's current and future operations, particularly their ability to respond to changes or to take certain actions.

- Goodwill impairment or intangible impairment charges may affect our results of operations in the future.

- Failure to maintain effective internal control over financial reporting could adversely affect our business and investor confidence.

- The use of our products is subject to international regulations.

- The adoption of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and could harm our results of operations.

- Under the current laws in jurisdictions in which we operate, we may not be able to enforce non-compete covenants and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

- Our cash and cash equivalents could be adversely affected by a downturn in the financial and credit markets.

- Future sales of our common stock, including sales of our common stock acquired upon the exercise of outstanding options, may cause the market price of our common stock to decline.

- The concentration of common stock ownership among our executive officers and directors could limit the ability of other stockholders of the Company to influence the outcome of corporate transactions or other matters submitted for stockholder approval.

- Our Amended and Restated Certificate of Incorporation, as amended provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between us and our stockholders, which could limit stockholders' ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or employees; and the enforceability of the exclusive forum provision may be subject to uncertainty.

- Provisions of Delaware law or the Charter could delay or prevent an acquisition of the Company, even if the acquisition would be beneficial to our stockholders and could make it more difficult for stockholders to change our management.

**Risks Related to Our Business**

***We may not fully realize the anticipated benefits of our acquisitions and ongoing business transformation initiatives, and these integration and business transformation initiatives may adversely affect our business, financial condition and results of operations, including our financial reporting and internal control over financial reporting.***

We have completed the acquisitions of MiX Telematics and Fleet Complete and have made progress in integrating these businesses into our operations. In addition, we recently completed the acquisition of RTS Solutions Africa (Pty) Ltd., and expect to commence integration activities following the fiscal year end. While integration activities have progressed and certain operational efficiencies and strategic benefits have been realized, integration, optimization and transformation initiatives remain ongoing, and we may not fully realize the anticipated strategic, operational and financial benefits of these transactions within the expected timeframe, or at all.

As a result, during transition periods, we may experience, among other things:

- inefficiencies and increased costs associated with maintaining multiple systems and processes;

18

- data inconsistencies and challenges in achieving a unified view of customers, operations and financial performance;

- delays in realizing anticipated cost savings, operational efficiencies and revenue synergies;

- challenges in standardizing, implementing and maintaining effective internal controls, including controls over financial reporting;

- system disruptions, data inaccuracies, temporary control deficiencies, reliance on parallel systems and manual processes, which could adversely affect our financial reporting, billing, revenue recognition and customer data integrity during the integration period;

- disruptions to customer relationships or employee retention during ongoing transformation efforts; and

- failure, disruption or delays in implementation that could adversely affect our operations and our ability to execute on our strategy.

In addition, our ability to realize the anticipated benefits of these acquisitions and transformation initiatives depends on a number of factors, including our ability to continue executing integration activities effectively, retain key personnel, and manage broader macroeconomic and industry conditions.

If we are unable to effectively complete these integration and optimization efforts, or if such efforts are more costly or time-consuming than anticipated, our business, financial condition and results of operations could be materially and adversely affected.

***We have incurred significant losses and have a substantial accumulated deficit. If we cannot achieve profitability, the market price of our common stock could decline significantly.***

As of March 31, 2025, and March 31, 2026, we had cash (including restricted cash) and cash equivalents of $48.8 million and $40.8 million, respectively, and working capital of $18.1 million and $21.2 million, respectively. Our primary sources of cash are cash flows from the sales of products and services, our holdings of cash, cash equivalents, as well as proceeds from the sale of our capital stock and borrowings under our credit facilities. To date, we have not generated sufficient cash flow from operating activities to fund our operations.

We incurred net losses attributable to common stockholders of approximately $17.3 million, $19.6 million, $51.0 million, and $20.6 million for the year ended December 31, 2023, the three months ended March 31, 2024 and the years ended March 31, 2025 and 2026, respectively, and have incurred additional net losses since inception. As of March 31, 2025 and March 31, 2026, we had an accumulated deficit of approximately $205.8 million and $226.3 million, respectively. Our ability to increase revenue from the sale of our solutions depends on, among other things, our ability to successfully execute our growth strategy and the continued expansion of our markets. If our revenue does not grow or if our operating expenses continue to increase, we may not be able to achieve or sustain profitability, and the market price of our common stock could decline.

***As an international company, we are exposed to macroeconomic, geopolitical, trade, sanctions and regulatory risks that could materially and adversely affect our business and financial results.***

We are dependent on sales to customers outside the United States and international sales are expected to account for a significant percentage of our products and services revenue for the foreseeable future. As a result, the occurrence of international, political, economic or geographic events (including restrictions on international trade, imposition of tariffs, inflation and other cost increases, global supply chain disruptions, and regional conflicts) may result in a significant decline in our revenue.

The global economy continues to be adversely affected by stock market volatility, tightening credit markets, inflationary pressures, restrictions on international trade, adverse business conditions and liquidity concerns. These conditions and the related uncertainty may negatively affect our customers and could, among other things, delay purchasing decisions, reduce customer spending and impair customers' ability or willingness to satisfy their payment obligations.

Restrictions on international trade (including tariffs and other controls on imports or exports of goods, technology or data) can materially and adversely affect our business and supply chain and may require us to take various actions, including changing suppliers, restructuring business relationships and operations, or increasing prices. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether further additional tariffs or other retaliatory actions may be imposed, modified, or suspended, and the impacts of such actions on our business. Changes in the legal basis for, scope of, or enforcement posture relating to tariffs and other trade restrictions could also create compliance uncertainty and increase costs.

Given our global operations, we may be exposed to risks that our products or services may be provided, directly or indirectly, to restricted parties or jurisdictions, including through third-party distributors, resellers, partners or other intermediaries that may not fully comply with applicable sanctions and export control laws and regulations. Changes in sanctions or export control regimes may require us to exit certain markets, terminate customer relationships or modify our operations, and any actual or perceived violations of such laws and regulations could result in significant fines, penalties, civil or criminal liability, restrictions on operations and reputational damage.

Compliance with complex foreign and U.S. laws and regulations applicable to our international operations may increase our cost of doing business. These laws and regulations include, among others, data privacy and localization rules, anti-corruption laws (including the U.S. Foreign Corrupt Practices Act), export controls, economic and trade sanctions, and competition laws. These laws and regulations are complex, evolving and, in some cases, subject to differing interpretations and enforcement priorities across jurisdictions. As a result, we may face increased compliance costs and operational burdens, including the need to implement additional policies, controls and procedures. Any actual or alleged noncompliance with these laws and regulations could result in significant fines, penalties, civil or criminal sanctions, restrictions on or prohibitions against conducting our business and limitations on our ability to offer our products and services in one or more countries. In addition, any such violations or enforcement actions could materially and adversely affect our brand, international expansion efforts, business and operating results.

While we plan to implement policies and procedures designed to promote compliance with applicable laws and regulations, there can be no assurance that our employees, contractors or agents will comply with our policies or that such policies and procedures will be effective in preventing or detecting violations.

If geopolitical tensions, disputes or conflicts further escalate, governmental responses may become significantly more severe and restrictive. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and stock price.

***Disruptions in our global supply chain, performance issues with subcontractors, or our reliance on a limited number of suppliers for critical components may materially and adversely affect our ability to manufacture and deliver products and may reduce our revenues and gross margins.***

Our ability to manufacture and deliver products in a timely, cost-effective and high-quality manner is dependent on a complex global supply chain, subcontractors for key manufacturing and fulfillment operations, and a limited number of suppliers for certain significant components and raw materials. Any disruption or failure at any point in this network may materially impair our ability to meet customer demand.

We source a significant number of components, including semiconductors and telecommunications hardware, from a globally distributed network of suppliers and rely on third-party subcontractors for product assembly, testing and logistics and may be subject to export controls, import restrictions and other regulatory requirements affecting sourcing, shipment and end use of such components. The availability of certain critical components remains subject to a variety of risks, including extended lead times, input cost inflation, production bottlenecks, geopolitical tensions, trade restrictions, tariffs, sanctions, natural disasters, regional conflicts and labor shortages.

We also rely on a limited number of suppliers for certain significant components and raw materials. This reliance involves a variety of risks, including unavailability of materials, supply and delivery interruptions, variability in quality and component price volatility due to supply constraints, inflationary pressures and changes in trade policy, including tariffs and other import or export restrictions.

If subcontractors experience quality issues, production shortfalls, labor disruptions or financial instability, our product quality, delivery timelines and customer satisfaction may suffer, and we may face damage claims, loss of key accounts, reputational harm and reduced revenue. In addition, if we are unable to pass increased costs on to customers, our gross margins and profitability may be adversely affected.

While we monitor our supply chain and seek to diversify sources where feasible, there can be no assurance that we will be able to effectively mitigate these risks.

***If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers, which could materially and adversely affect our financial condition and results of operations and reduce our ability to increase our market share.***

Our market is characterized by rapid technological change and frequent new product announcements. Significant technological changes could render our existing technology obsolete. We are active in the research and development of new products and technologies and in enhancing our current products. However, research and development in our industry is complex and filled with uncertainty. For example, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in low initial volume production, fewer product features than originally considered desirable and higher production costs than initially budgeted, any of which may result in lost market opportunities. In addition, these new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If our efforts do not lead to the successful development, marketing and release of new products that respond to technological developments or changing customer needs and preferences, our revenues and market share could be materially and adversely affected. We may expend a significant number of resources in unsuccessful research and development efforts. In addition, new products or enhancements by our competitors may cause customers to defer or forego purchases of our products. Any of the foregoing could materially and adversely affect our financial condition and results of operations and reduce our ability to increase our market share.

***We use AI and machine learning in our products and operations, but these technologies are rapidly evolving and subject to operational and regulatory risks, and failures or regulatory constraints in their development or use could adversely affect our business, results of operations and reputation.***

We have integrated AI and machine learning technologies into certain of our products and operational processes and expect to expand such capabilities.

AI technologies are complex, rapidly evolving and subject to significant uncertainty. The development, deployment and use of AI-enabled features present operational, legal, regulatory, reputational and competitive risks that may be difficult to anticipate or fully mitigate, including risks associated with the use of such technologies in safety-critical, compliance-sensitive or mission-critical environments.

AI-enabled features may not perform as intended and may generate inaccurate, incomplete or misleading outputs, including due to flawed algorithms, model limitations, inadequate training data, bias, "hallucinations," or improper human oversight. If AI-driven recommendations or analyses are relied upon by customers in making operational, compliance, safety or other business decisions, errors or performance failures could result in service disruptions, reduced customer satisfaction, increased support costs, contractual disputes, loss of customers, claims of damages, and reputational harm. In addition, the effectiveness of AI capabilities may degrade over time as data patterns change, models drift, or as adversaries attempt to exploit model behavior.

Our use of AI depends on the availability, quality, and lawful processing of data, including data received from customers, devices and third-party sources. Limitations on data access, data quality issues, or restrictions arising from privacy, data protection, data localization, cybersecurity or sector-specific rules may reduce the effectiveness of AI models or prevent us from offering certain AI-enabled functionality in particular jurisdictions or to certain customers. If we fail to appropriately secure data used in AI systems, implement effective governance controls, or comply with applicable privacy and data protection requirements, we could be subject to regulatory investigations, enforcement actions, fines, litigation, remediation costs and reputational damage and could be required to restrict, suspend or discontinue certain AI-enabled features in some jurisdictions or customer environments.

The regulatory landscape for AI is rapidly developing and uncertain, with new and evolving laws, regulations, standards and enforcement approaches emerging across jurisdictions. These frameworks may impose additional obligations relating to transparency, explainability, bias testing, documentation, risk assessments, incident reporting, human oversight, and limitations on certain uses of automated decision-making. For example, the European Union Artificial Intelligence Act (the "EU AI Act") entered into force on August 1, 2024 and established a comprehensive, risk-based governance framework for AI in the European Union ("EU"). The majority of its substantive requirements will apply starting August 2, 2026, with additional requirements applying on a staggered basis thereafter depending on the system type and the company's role (including as a provider, deployer, importer or distributor). The EU AI Act applies to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and provides for fines of up to 7% of global annual turnover for noncompliance. In the United States, several states have proposed or enacted laws addressing the development and use of AI technologies, such as California's regulations under the California Consumer Privacy Act (the "CCPA") regarding the use of automated decision-making and Colorado's Artificial Intelligence Act, which will require developers and deployers of "high-risk" AI systems to implement certain safeguards against algorithmic discrimination. Compliance with these requirements may require significant management attention and increase costs, delay product development and deployment, and necessitate changes to our products, business practices, contracting approaches and go-to-market strategies.

We may also rely on third-party technologies and services to develop or deliver AI-enabled capabilities. Any interruption, degradation, change in terms, pricing increases, service limitations, security incident, or regulatory restriction affecting these third parties could adversely impact our products and services.

The development and deployment of AI technologies are areas of intense competition, and our competitors or other third parties may develop or deploy AI capabilities more quickly or effectively than us, which could put us at a competitive disadvantage. If we are unable to develop, integrate, offer or deploy AI or machine learning technologies in a timely or cost-effective manner, or if our offerings are not competitive in terms of performance, quality or functionality, our business, operations, reputation and financial results could be adversely affected.

Lastly, public perception and customer acceptance of AI technologies are evolving and may be influenced, by concerns about privacy, fairness, accountability, or safety. If we are unable to maintain customer trust in our AI-enabled solutions, demonstrate appropriate controls, or clearly communicate the role of human oversight, we may lose our competitive position. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

***We are subject to breaches of our information technology systems, which could damage our reputation, vendor, and customer relationships, and our customers' access to our services.***

We rely extensively on information technology systems, cloud infrastructure and third-party service providers to support critical business operations, including customer and financial data management and the collection, transmission, storage and processing of data generated by connected devices and sensors deployed in customer environments. As a result, we face an increasing risk of cybersecurity threats, including ransomware, phishing, social engineering, business email compromise and advanced persistent attacks. Despite our security measures, our information technology systems have been, and may continue to be, subject to cybersecurity threats and incidents. Cybersecurity incidents may result in unauthorized access to systems or data, operational disruption, theft or diversion of funds, loss of confidential information, regulatory exposure, financial losses and reputational damage. Furthermore, we are subject to various data protection laws and regulations, including the General Data Protection Regulation, the CCPA and other similar international regimes. Noncompliance or breach incidents may result in significant financial penalties, remediation costs, regulatory investigations and private litigation.

***The industry in which we operate is highly competitive, and competitive pressures from existing and new companies could have a material adverse effect on our financial condition and results of operations.***

The industry in which we operate is highly competitive and influenced by the following:

- advances in technology;
- new product introductions;
- evolving industry standards;
- product improvements;
- rapidly changing customer needs;

- intellectual property invention and protection;

- marketing and distribution capabilities;

- ability to attract and retain highly skilled professionals;

- competition from highly capitalized companies;

- entrance of new competitors;

- ability of customers to invest in information technology; and

- price competition.

The products marketed by us, and our competitors, are becoming more complex. As the technological and functional capabilities of future products increase, these products may begin to compete with products being offered by traditional computer, network and communications industry participants that have substantially greater financial, technical, marketing and manufacturing resources than we do.

Although we are not aware of any current competitors that provide the precise capabilities of our systems, we are aware of competitors that offer similar approaches to address the customer needs that our products address. Those companies include both emerging companies with limited operating histories and companies with longer operating histories, greater name recognition and/or significantly greater financial, technical and marketing resources than ours.

We attempt to differentiate our solutions by continuing to innovate and by offering a choice of communication mode, patented battery management technology, sensor options, and installation configurations.

If we do not keep pace with product and technology advances, including the development of superior products by our competitors, or if we are unable to otherwise compete successfully against our competitors, there could be a material adverse effect on our competitive position, revenues and prospects for growth, including due to competitors' ability to obtain or deploy AI models, data, compute infrastructure or strategic partnerships on more favorable terms. As a result, our financial condition and results of operations could be materially and adversely affected.

***Failure to correctly and efficiently implement ERP and customer relationship management ("CRM") systems could have a material and adverse effect on our business.***

We have completed the implementation of an integrated ERP and CRM system across our North American and certain European operations and are currently planning the next phase of rollout to the remaining European and Australian operations.

While the implementation across our North American and certain European operations have been completed, the continued expansion of these systems into additional regions and operations continues to present a number of risks and challenges, including those relating to project governance, migration and integrity of data, potential instability or disruption of existing systems, changes to business processes and internal controls, communication and adoption of new procedures, training of personnel, cybersecurity considerations, and the maintenance of an effective control environment throughout that transition process. In addition, the ongoing optimization, integration and stabilization of the implemented systems may require significant management attention and resources.

Although we have adopted, and intend to continue adopting, mitigation and contingency plans designed to support business continuity and reduce implementation risk, there can be no assurance that future phases of the ERP and CRM system rollout will be completed successfully, on schedule, or without operational disruption or increased costs. Any failure, delay, disruption or ineffective implementation could adversely affect our operations, financial reporting processes, internal controls, customer service capabilities and ability to execute our strategic objectives, which could have a material adverse effect on our business, financial condition and results of operations.

***The international scope of our business exposes us to risks associated with foreign exchange rates, currency fluctuations and economic instability in certain emerging markets.***

We report our financial results in U.S. dollars. However, a significant portion of our net sales, assets, indebtedness and other liabilities, and costs are denominated in foreign currencies. These currencies include, among others, the Euro, Israeli shekel, British pound sterling, Canadian dollar, Mexican peso, Argentine peso, Brazilian real and South African rand. As a result, fluctuations in foreign exchange rates—particularly in emerging markets—can significantly affect our reported revenue, expenses, and overall financial performance.

Currency fluctuations, especially with respect to the South African rand, Mexican peso, and Brazilian real, may materially impact our income and expenses due to the translation of our foreign subsidiaries' financial statements into U.S. dollars. For example, the majority of subscription agreements and operating expenses of our subsidiary, MiX Telematics, are denominated in foreign currencies and, therefore, subject to such fluctuations.

In addition, several emerging market economies are particularly vulnerable to the impact of rising interest rates, inflationary pressures, and large external deficits. Risks in one country can limit our opportunities for growth and negatively affect our operations in another country or countries. As a result, any such unfavorable conditions or developments could have an adverse impact on our operations. Our results of operations and, in some cases, cash flows, have in the past been, and may in the future be, adversely affected by movements in exchange rates. In addition, we may also be exposed to credit risks in some of those markets. We may implement currency hedges or take other actions intended to reduce our exposure to changes in foreign currency exchange rates. If we are not successful in mitigating the effects of changes in exchange rates on our business, any such changes could materially impact our results.

***We may need to obtain additional capital to fund our operations that could have negative consequences on our business.***

We may require additional capital in the future to develop and commercialize additional products and technologies or take advantage of other opportunities that may arise, including potential acquisitions. We may seek to raise the necessary funds through public or private equity offerings, debt financings, additional operating improvements, asset sales or strategic alliances and licensing arrangements.

To the extent we raise additional capital by issuing equity securities, our existing stockholders may experience substantial dilution. In addition, we may be required to relinquish rights to our technologies or systems or grant licenses on terms that are not favorable to us in order to raise additional funds through strategic alliance, joint venture and licensing arrangements. We cannot provide assurance that the additional sources of funds will be available, or if available, would have reasonable terms. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our development programs, and our business, financial condition, results of operations and stock price could be materially and adversely affected.

***We rely significantly on third-party channel partners, including telecommunication companies and regional distributors, for market access and sales execution, and any disruption to, or our failure to develop and manage, our channel partners would harm our business.***

We depend substantially on third-party channel partners—including telecommunications providers, systems integrators, value-added resellers and managed service providers—to market, sell, install and support our solutions in key domestic and international markets. These partners play a critical role in extending our global reach, accessing customer segments where direct sales are less effective or impractical, and delivering localized expertise.

Recruiting, onboarding and retaining high-performing channel partners require considerable time, effort and financial investment. We provide training and technical support to help our partners develop the necessary product knowledge and capabilities to position our offerings effectively. As we expand our business and diversify our portfolio, the management and oversight of this partner ecosystem will become increasingly complex and resource-intensive. To stay ahead of these challenges, we will need to continue to invest in the development of governance structures, compliance protocols, performance management systems and scalable partner enablement programs. There can be no assurance that our efforts will be successful, and any failure to maintain a consistently high-performing channel partner network could adversely affect our ability to execute our go-to-market strategy.

We cannot assure you that our existing channel partners will maintain their historical performance levels, that we will be able to retain or grow these relationships on favorable terms or that new partners will be successfully recruited or onboarded. If we are unable to establish, maintain or grow effective distribution relationships, or if our key partners fail to meet expectations or cease carrying our products, our revenues, operating margins, market share and long-term strategic objectives could be materially and adversely affected.

***Our revenue may be adversely affected if we lose one or more significant customers or if such customers reduce or delay purchases.***

A portion of our revenue is derived from a limited number of significant customers and multi-year customer arrangements. As a result, our operating results may be materially and adversely affected by changes in the business, financial condition or purchasing decisions of these customers.

Our largest customers may account for a meaningful percentage of our total revenue in any given period, and the composition of our customer base may fluctuate from period to period due to the timing, size and duration of customer contracts. In addition, certain of our customer arrangements are subject to renewal, renegotiation or termination, and may include volume-based pricing, minimum purchase commitments, termination rights or other provisions that could adversely affect our revenue predictability.

The loss of, or a significant reduction in business from, one or more key customers—whether due to competitive pressures, consolidation within our customer base, changes in customer strategy, financial distress, or other factors—could result in:

- a significant decline in revenue;

- reduced operating margins;

- increased customer acquisition costs to replace lost business; and

- adverse impacts on our financial condition and results of operations.

In addition, large enterprise customers often have significant negotiating leverage, which may result in pricing pressure, extended payment terms, higher service expectations or other contractual obligations that could negatively impact our profitability and cash flows.

The composition of our significant customers may change from period to period, which may result in variability in our operating results.

Furthermore, macroeconomic conditions, including economic downturns, inflationary pressures and budget constraints, may cause our customers to delay, reduce or cancel planned purchases of our solutions, which could further increase variability in our revenue and results of operations.
Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

***Failure to adequately protect our intellectual property rights or defend against third-party claims could materially and adversely affect our business, financial condition and results of operations.***

Our ability to compete effectively depends in large part on our proprietary technologies and intellectual property. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how and contractual protections, including confidentiality and invention assignment agreements, to safeguard our proprietary rights. Despite these efforts, there is no assurance that our intellectual property portfolio will be able to prevent third parties from copying or otherwise obtaining and using our technology, or that our rights will not be challenged, narrowed, invalidated or circumvented.

Intellectual property protection is particularly difficult to enforce in certain jurisdictions where legal systems may not offer the same degree of protection as the United States. We may be unable to prevent unauthorized use of our technology, especially internationally, and may be limited in our ability to assert our rights due to jurisdictional barriers, enforcement limitations, or the cost and complexity of international litigation.

In addition, confidentiality agreements with our employees, contractors, consultants, advisors and third-party providers may be breached, and we may not have adequate remedies in the event of such breaches. Moreover, others may independently develop technologies or solutions that are substantially equivalent to, or derived from, ours, without violating our proprietary rights.

Furthermore, the intellectual property ownership and license rights, including copyright, surrounding AI technologies have not been fully addressed by courts or national or local laws or regulations, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. If we do not have sufficient rights to use the data or other material used with, or relied upon by, an AI application, we may incur liability through the alleged violation of applicable laws and regulations, intellectual property, data privacy, or other rights, or contractual obligations.

We may also be subject to disputes with collaborators, contractors or other third parties over ownership or licensing of intellectual property developed through joint efforts, which could result in costly and time-consuming litigation or delays in research, development or commercialization. Any such dispute, even if resolved in our favor, could divert significant management attention and financial resources.

Additionally, we have been, and may in the future become, involved in legal proceedings relating to alleged infringement of third-party intellectual property rights. Intellectual property litigation is inherently uncertain, expensive and disruptive to our business operations. Adverse outcomes in such proceedings could require us to:

- pay significant monetary damages or royalties;

- cease the manufacture, use, marketing or sale of products or services found to infringe;

- obtain licenses to third-party intellectual property, which may not be available on commercially reasonable terms, or at all; or

- redesign our products or services to avoid infringement, which could require substantial time and expense.

If we are unable to obtain necessary licenses, successfully defend against infringement claims or protect our own intellectual property rights, our ability to develop, commercialize and sell our products could be materially limited, and our financial condition and operating results could be materially and adversely affected.

***We have incurred significant additional indebtedness in connection with acquisitions, refinancing activities, business integration initiatives and general corporate financing needs, which could adversely affect our financial condition, liquidity and operating flexibility.***

In connection with the MiX Combination, the acquisition of Fleet Complete and related refinancing, and integration and transformation activities, we entered into and amended various credit facilities. These financing arrangements have been used to fund acquisition consideration, redeem outstanding preferred equity securities, refinance existing indebtedness, support integration and transformation initiatives and provide additional working capital and operational liquidity.

On March 7, 2024, we, together with certain of our wholly owned subsidiaries, entered into a facilities agreement (the "Facilities Agreement") with FirstRand Bank Limited (acting through its Rand Merchant Bank division) ("RMB"), pursuant to which RMB agreed to provide us with two term loan facilities in an aggregate principal amount of $85 million, composed of Facility A and Facility B, each with a principal amount of $42.5 million ("RMB Facility A" and "RMB Facility B," respectively, and collectively, the "RMB Facilities"), the proceeds of which could be used to redeem all the then-outstanding shares of our Series A convertible preferred stock and for general corporate purposes. On March 13, 2024, we drew down all $85 million available under such facilities. On April 2, 2024, concurrently with the closing of the MiX Combination, we used the net proceeds received from RMB and from incremental borrowing capacity as a result of the refinancing of Hapoalim Credit Facilities (as defined below) to redeem in full all of the then-outstanding shares of our Series A convertible preferred stock.

On September 27, 2024, we entered into a facility agreement (the "Facility Agreement") with RMB, pursuant to which RMB agreed to provide us with a term loan facility in an aggregate principal amount of $125 million (the "New RMB Term Facility"). On October 1, 2024, we drew down the full amount of the New RMB Term Facility and used the proceeds to pay a portion of the purchase price in the FC Acquisition.

On February 5, 2026, we, together with certain of our wholly owned subsidiaries, entered into a facilities agreement (the "New Facilities Agreement") with RMB, pursuant to which RMB agreed to provide us and MiX Telematics (the "New RMB Borrowers") with revolving credit facilities in the aggregate principal amounts of $10 million ("New RMB Facility A") and 180 million South African rand ("New RMB Facility B" and, together with New RMB Facility A, the "New RMB Facilities"), respectively. The proceeds of the New RMB Facilities may be used by the New RMB Borrowers for general corporate purposes only.

As a result of these financings, we have materially increased our levels of indebtedness and expanded our reliance on credit facilities to support our business operations, acquisitions and strategic initiatives. Our indebtedness and related financing arrangements could have the effect of, among other things:

- limiting our ability to obtain additional financing or refinance existing indebtedness on favorable terms or at all;

- increasing our exposure to rising interest rates and fluctuations in SOFR and other benchmark interest rates;

- requiring us to dedicate a substantial portion of our cash flows from operations to debt service obligations, financing costs and covenant compliance requirements;

- reducing our flexibility to respond to changing business, economic and competitive conditions;

- restricting our ability to pursue strategic acquisitions, investments, restructuring initiatives or other corporate opportunities;

- increasing the risk of non-compliance with financial and operational covenants under our financing arrangements; and

- placing us at a competitive disadvantage relative to competitors with lower leverage levels or greater financial flexibility.

In addition, the increased leverage associated with our acquisitions and related financing activities may make it more difficult to successfully integrate acquired businesses, including MiX Telematics and Fleet Complete, achieve anticipated synergies and cost savings, execute transformation initiatives and realize the expected benefits of these transactions within anticipated timeframes or at all.

If we are unable to generate sufficient cash flows to service our indebtedness, maintain compliance with applicable covenants or refinance our obligations as they become due, we may be required to seek additional financing, refinance or restructure existing indebtedness, delay or reduce investments and capital expenditures, dispose of assets or pursue other strategic alternatives, any of which may not be available on acceptable terms or at all and could adversely affect our business, financial condition and results of operations.

***Our Israeli subsidiaries have incurred significant indebtedness.***

On March 18, 2024, Powerfleet Israel Ltd. ("Powerfleet Israel") and Pointer (together with Powerfleet Israel, the "Borrowers") entered into an amended and restated credit agreement (as amended, the "A&R Credit Agreement"), with Bank Hapoalim B.M. ("Hapoalim"), which refinanced the facilities under, and amended and restated, the prior credit agreement, dated August 19, 2019 (as amended, the "Prior Credit Agreement"). The A&R Credit Agreement provides Powerfleet Israel with two senior secured term loan facilities denominated in New Israeli Shekel ("NIS") in an aggregate principal amount of $30 million (comprised of two facilities in the aggregate principal amounts of $20 million and $10 million, respectively ("Hapoalim Facility A" and "Hapoalim Facility B," respectively, and collectively, the "Hapoalim Term Facilities")), and two revolving credit facilities to Pointer in an aggregate principal amount of $20 million (comprised of two revolvers in the aggregate principal amounts of $10 million and $10 million, respectively ("Hapoalim Facility C" and "Hapoalim Facility D", respectively, and, collectively, the "Hapoalim Revolving Facilities" and, together with the Hapoalim Term Facilities, the "Hapoalim Credit Facilities")). The outstanding amount under the facilities made available pursuant to the Prior Credit Agreement was approximately NIS 40.1 million, or $11.1 million, as of December 31, 2023. On March 18, 2024, Powerfleet Israel drew down $30 million in cash under the Hapoalim Term Facilities and used the proceeds to prepay approximately $11.2 million, representing the remaining outstanding balance, of the term loans extended to Powerfleet Israel under the Prior Credit Agreement and distributed the remaining proceeds to Powerfleet.

On December 30, 2024, the Borrowers entered into an amendment to the A&R Credit Agreement, which increased the principal amount available under Hapoalim Facility D from $10 million to $20 million and provides that the total principal amount of Hapoalim Facility D may be distributed to Powerfleet or any of its subsidiaries by no later than June 30, 2026, subject to certain terms and conditions of the A&R Credit Agreement.

As of March 31, 2026, the Borrowers had utilized $18.4 million under the Hapoalim Revolving Facilities. The undrawn facility balance at March 31, 2026, was $11.6 million.

Such indebtedness will have the effect of, among other things, reducing Powerfleet Israel's and Pointer's flexibility to plan for, or respond to, changing business and economic conditions, increasing our borrowing costs and, because such indebtedness is subject to floating interest rates and exposed to foreign currency fluctuations, increasing Powerfleet Israel's and Pointer's exposure to fluctuations in market interest and foreign exchange rates. The A&R Credit Agreement continues to require Powerfleet Israel and Pointer to satisfy various covenants, including negative covenants that directly or indirectly restrict our ability to engage in certain transactions without the consent of the lender. The indebtedness continues to be secured by first ranking and exclusive fixed and floating charges, including by Powerfleet Israel over the entire share capital of Pointer and by Pointer over all its assets, as well as cross guarantees between Powerfleet Israel and Pointer. These restrictions and security arrangements may further limit our operational and strategic flexibility, including our ability to engage in future transactions without the consent of the lender. The increased levels of indebtedness could require us to dedicate cash flow to debt services, thereby reducing the availability of funds to engage in investments in product development, capital expenditures and other activities. and may also place us at a competitive disadvantage relative to less leveraged competitors. We may be required to raise additional financing for working capital, capital expenditure, acquisitions or other general corporate purposes. Our ability to arrange additional financing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. We cannot assure you that we will be able to obtain additional financing on terms acceptable to us or at all.

***The terms of the A&R Credit Agreement restrict Powerfleet Israel's and Pointer's current and future operations, particularly their ability to respond to changes or to take certain actions.***

The A&R Credit Agreement contains several restrictive covenants that impose significant operating and financial restrictions on Powerfleet Israel and Pointer and limits their ability to engage in acts that may be in their long-term best interest, including restrictions on their ability to:

- incur or guarantee additional indebtedness;
- incur liens;
- sell or otherwise dispose of assets;
- enter into transactions with affiliates; and
- enter into new lines of business.

The A&R Credit Agreement also limits the ability of Powerfleet Israel and Pointer to consolidate or merge with or into another person.

In addition, the covenants in the A&R Credit Agreement require Powerfleet Israel and Pointer to maintain specified financial ratios, tested quarterly. Their ability to meet those financial ratios can be affected by events beyond their control, and they may be unable to meet them.

A breach of the covenants or restrictions under the A&R Credit Agreement could result in an event of default, which may allow the lender to accelerate the indebtedness thereunder. In addition, an event of default under the A&R Credit Agreement would permit the lender to terminate all commitments to extend further credit pursuant to the Revolving Facilities. Furthermore, if Powerfleet Israel and Pointer are unable to repay the amounts due and payable under the A&R Credit Agreement, the lender could proceed against the collateral granted to it to secure the indebtedness under the A&R Credit Agreement. In the event the lender accelerates the repayment of borrowings, Powerfleet Israel and Pointer may not have sufficient assets to repay that indebtedness.

As a result of these restrictions, we may be:

- limited in our flexibility in planning for, or reacting to, changes in our business and the markets we serve;
- unable to raise additional debt or equity financing to fund working capital, capital expenditures, new product development expenses and other general corporate requirements; or
- unable to compete effectively or to take advantage of new business or strategic acquisition opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

***Goodwill impairment or intangible impairment charges may affect our results of operations in the future.***

We test goodwill for impairment on an annual basis and more often if events occur or circumstances change that would likely reduce the fair value of a reporting unit to an amount below its carrying value. We also test for other possible intangible impairments if events occur, or circumstances change that would indicate that the carrying amount of such intangible may not be recoverable. Any resulting impairment loss would be a non-cash charge and may have a material adverse impact on our results of operations in any future period in which we record a charge.

Long-lived assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such charges could have a material adverse effect on our results of operations in the period in which they are recorded.

***Failure to maintain effective internal control over financial reporting could adversely affect our business and investor confidence.***

We previously identified material weaknesses in our internal control over financial reporting, including the design and operating effectiveness of controls over journal entries at I.D. Systems and Pointer Recuperación de México, S.A. de C.V. ("Pointer Mexico"), and controls over the financial statement close and reporting process at Fleet Complete. As discussed in Item 9A, Controls and Procedures, in this Form 10-K, management implemented certain remediation measures and concluded that these material weaknesses were remediated as of March 31, 2026. However, there can be no assurance that our internal control over financial reporting will continue to operate effectively or that additional material weaknesses or significant deficiencies will not be identified in the future.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to maintain effective internal control over financial reporting and provide management's assessment, together with an independent auditor's attestation, regarding the effectiveness of our internal control over financial reporting. Effective internal control over financial reporting is necessary to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles.

If we are unable to maintain effective internal control over financial reporting, or if additional material weaknesses are identified in the future, we may be unable to timely and accurately report our financial results, and there is a risk that material misstatements in our financial statements would not be prevented or detected on a timely basis. Any such failure could result in restatements of our financial statements, increased regulatory scrutiny, harm to our reputation, reduced investor confidence, and a decline in the market price of our common stock.

***The use of our products is subject to international regulations.***

The use of our products is subject to regulatory approvals of government agencies in each of the countries in which our systems are operated, including Israel. Our operators typically must obtain authorization from each country in which our systems and products are installed. While, in general, operators have not experienced significant issues in obtaining regulatory approvals to date, regulatory schemes differ by country and may change from time to time. We cannot assure you that the approvals our operators have obtained will remain sufficient in the view of regulatory authorities. In addition, we cannot assure you that third-party operators of our systems and products will obtain licenses and approvals on a timely basis in all jurisdictions in which we seek to sell our systems, or that restrictions on the use of our systems will not be burdensome.

***The adoption of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and could harm our results of operations.***

There are no established industry standards in all the businesses in which we sell our products. For example, vehicle location devices may operate by employing various technologies, including network triangulation, GPS, satellite-based or network-based cellular or direction-finding homing systems. The development of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and we may not be able to develop new services and products that are in compliance with such new industry standards on a cost-effective basis. If industry standards develop and such standards do not incorporate our products and we are unable to effectively adapt to such new standards, such development could harm our results of operations.

***Under the current laws in jurisdictions in which we operate, we may not be able to enforce non-compete covenants and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.***

We currently have non-competition agreements with many of our employees. However, due to the difficulty of enforcing non-competition agreements globally, not all of our employees in foreign jurisdictions have such agreements. These agreements generally prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a certain period of time following termination of their employment agreements. Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company's confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

In the United States, the legal landscape regarding non-competes is rapidly evolving. In April 2024, the Federal Trade Commission ("FTC") finalized a rule broadly prohibiting most non-compete clauses, with limited exceptions for certain senior executives. Although the rule was set to take effect in September 2024, federal courts enjoined its enforcement shortly before implementation. The ultimate outcome of the related litigation and any appeals, as well as the potential for future federal or state legislative or regulatory action, remain uncertain. As a result, the FTC's non-compete ban is not currently in effect, and its future remains uncertain. Accordingly, there is ongoing uncertainty regarding the long-term enforceability of non-competition agreements with employees in the United States. If future legislation, judicial decisions or regulatory actions further limit or invalidate the use of non-compete agreements, we may be unable to prevent former employees, who received training and experience through their employment with us, from using their knowledge of our business and operations to compete with us.

***Our cash and cash equivalents could be adversely affected by a downturn in the financial and credit markets.***

We maintain our cash and cash equivalents with major financial institutions; however, our cash and cash equivalent balances with these institutions exceed Federal Deposit Insurance Corporation insurance limits. While we monitor the balances in our operating accounts and may adjust the balances as appropriate, these balances could be impacted if one or more of the financial institutions with which we deposit our cash and cash equivalents fails or is subject to other adverse conditions in the financial or credit markets. To date, we have experienced no loss of principal or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be affected if the financial institutions in which we hold our cash and cash equivalents fail or the financial and credit markets deteriorate.

***We have operations located in Israel, and therefore, our results may be adversely affected by political, military and economic conditions in Israel.***

Our subsidiaries Powerfleet Israel and Pointer operate in Israel, and therefore, our business and operations may be directly influenced by the political, economic and military conditions affecting Israel at any given time. A change in the security and political situation in Israel could have a material adverse effect on our business, operating results and financial condition. Since the establishment of the State of Israel in 1948, Israel has experienced numerous armed conflicts with neighboring Arab countries, as well as persistent hostilities involving Iran and Iran-backed groups, including Hezbollah in Lebanon and Hamas in the Gaza Strip. In recent years, these conflicts have involved missile strikes against civilian targets in various parts of Israel, particularly in southern Israel where Pointer's main offices and manufacturing facility are located and have negatively affected business conditions in Israel.

Hostilities, including acts of war, terrorism and civil unrest in Israel and the broader Middle East, have periodically escalated and may continue or intensify, including through actions by state and non-state actors and through retaliatory measures by governments. As of the date of this report, the conflict in the Middle East remains ongoing and has had, and may continue to have, an adverse impact on our supply chain, our ability to manufacture and deliver products in Israel to customers and the stability of our Israeli workforce. Ongoing unrest and political instability in other countries in the region, including Syria, Iraq and Iran, further contribute to uncertainty in the Middle East, and the potential impact of these developments on Israel's security situation remains unpredictable.

Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities or political instability in the region continues or intensifies. These restrictions may materially limit our ability to obtain raw materials from these countries or sell our products to companies located in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its current trading partners could have a material adverse effect on our business, operating results and financial condition.

Any downturn in Israel's economy may also have a significant impact on our business. Israel's economy has been subject to numerous destabilizing factors, including periods of high inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in global commodity prices, military conflicts and civil unrest. The revenues of certain of our products and services may be adversely affected if fewer vehicles are used as a result of an economic downturn in Israel, an increased use of mass transportation, increases in vehicle-related taxes, increases in the imputed value of vehicles provided as a part of employee compensation or other macroeconomic changes affecting the use of vehicles. In addition, our security services significantly depend on Israeli insurance companies mandating subscription to a service such as the Company's. If Israeli insurance companies cease to require such subscriptions, our business could be significantly adversely affected. We also rely on the renewal and retention of several operating licenses issued by certain Israeli regulatory authorities. Should such authorities fail to renew any of these licenses, suspend existing licenses, or require additional licenses, we may be forced to suspend or cease certain services we provide.

***If we do not achieve applicable Broad-Based Black Economic Empowerment objectives in our South African businesses, we risk not being able to renew certain of our existing contracts which service South African government and quasi-governmental customers, as well as not being awarded future corporate and governmental contracts, each of which would result in the loss of revenue.***

The South African government established a legislative framework for the promotion of Broad-Based Black Economic Empowerment ("B-BBEE"). Achievement of B-BBEE objectives is measured by a scorecard which establishes a weighting for the various components of B-BBEE which relates to:

- Ownership – measuring the share of Black ownership and corresponding rights in the business, including voting rights among others;

- Management Control – reflecting the percentage of Black people in managerial positions ranging from junior management upwards;

- Skills Development – measuring the amount of money that was spent on the training and development of Black people including amongst others short courses, bursaries and learnerships;

- Enterprise and Supplier Development (including Preferential Procurement) – with enterprise development measuring contributions to, and the development of small Black-owned businesses with the objective of enabling them to supply goods and services to the company in the future; with supplier development measuring contributions to, and the development of Black-owned suppliers to help grow their businesses; and with preferential procurement measuring the extent to which goods and services are procured from suppliers that are empowered and have a good B-BBEE rating; and

- Socio-Economic Development – assessing the initiatives that the company supports often to the benefit of groups of individuals and communities with the objective of promoting income-generating activities and sustainable access to the economy for these beneficiaries.

The B-BBEE Codes have a continuous review process and are updated from time to time. Various amendments and clarifications with more onerous compliance requirements have been made over the years.

Our subsidiary, MiX Telematics Enterprise SA Pty Ltd ("MiX Enterprise"), engages with government and state-owned enterprises in tendering for business and is therefore required to maintain at least a certain B-BBEE contributor level to continue to provide the service. Currently, certain material end-customers require MiX Enterprise to maintain level 1 or 2 B-BBEE contributor status as measured under the new B-BBEE Codes.

Furthermore, certain employment equity regulations and legislative measures that have been enacted in South Africa impose robust compliance obligations on employers in South Africa, which include establishment of numerical targets for employment equity and development and implementation of an employment equity plan for the next five years.

Failing to achieve applicable B-BBEE and Employment Equity objectives could result in financial penalties and could jeopardize our ability to maintain existing business or to secure future business from corporate, governmental or state-owned enterprises that could materially and adversely affect our business, financial condition and results of operations.

***Political and economic conditions in South Africa or regionally may adversely affect the operation of our business.***

We have significant operations in South Africa and are therefore subject to political, economic, regulatory and legal risks associated with operating in that jurisdiction. South Africa has generally maintained stable democratic institutions and a relatively developed legal and financial system compared to many other emerging markets; however, the country has experienced periods of economic volatility, including fluctuating GDP growth, unemployment levels, inflationary pressures, currency volatility and intermittent electricity supply constraints. These conditions may increase operating costs, disrupt operations or affect demand for our products and services.

We are also subject to evolving laws and regulations in South Africa, including in areas such as taxation, labor and employment, exchange controls, data protection and privacy, competition law and foreign investment. Changes in applicable laws or regulatory interpretation, or shifts in enforcement practices, could increase compliance costs, restrict capital flows or otherwise adversely affect our operations.

In addition, fluctuations in the value of the South African rand relative to other currencies may adversely impact our results of operations and the value of cash flows generated in the region. Broader macroeconomic or geopolitical developments affecting South Africa or emerging markets generally, including changes in investor sentiment or capital market conditions, may also impact our business.

Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

**Risks Related to Our Securities**

***Future sales of our common stock, including sales of our common stock acquired upon the exercise of outstanding options, may cause the market price of our common stock to decline.***

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or sales of our common stock acquired upon the exercise of outstanding options, or the perception that these sales could occur. These sales also may make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

We have 134,180,878 shares of common stock outstanding as of June 12, 2026, of which 127,206,105 shares are freely transferable without restriction, and 6,974,773 shares are held by our officers and directors and, as such, are subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 under the Securities Act. In addition, as of June 12, 2026, time-based options and market-based stock options subject to performance-based vesting conditions, to purchase 1,807,000 and 5,090,000 shares of our common stock, respectively, were issued and outstanding, of which 1,732,000 and 0, respectively, have vested. As of March 31, 2026, the weighted-average exercise price of the vested non-market-based stock options was $4.51. We also may issue additional shares of stock in connection with our business, including in connection with acquisitions, and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans or warrants to third parties. If a significant portion of these shares of common stock were sold on the public market, the market value of our common stock could be adversely affected.

***The concentration of common stock ownership among our executive officers and directors could limit the ability of other stockholders of the Company to influence the outcome of corporate transactions or other matters submitted for stockholder approval.***

As of June 12, 2026, our executive officers and directors beneficially owned, in the aggregate, approximately 5.2% of our outstanding common stock, not including approximately 920,000 shares of common stock that our executive officers and directors may acquire upon the exercise of outstanding options or if they otherwise acquire additional shares of common stock in the future. As a result, our officers and directors may have the ability to influence the outcome of all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

- the election of directors;
- adoption of stock option or other equity incentive compensation plans;
- the amendment of our organizational documents; and
- the approval of certain mergers and other significant corporate transactions, including the sale of substantially all of our assets.

***Our Amended and Restated Certificate of Incorporation, as amended, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between us and our stockholders, which could limit stockholders' ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or employees, and the enforceability of the exclusive forum provision may be subject to uncertainty.***

Article SIXTEENTH of our Amended and Restated Certificate of Incorporation (as amended, the "Charter") provides, subject to certain exceptions enumerated in Article SIXTEENTH, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company, (iii) any action asserting a claim arising pursuant to the General Corporation Law of Delaware (the "DGCL") or the Charter or our Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on such court, or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, in each of the aforementioned actions, among other things, any claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. Accordingly, the exclusive forum provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Article SIXTEENTH provides that any person or entity who acquires an interest in our capital stock will be deemed to have notice of and consented to the provisions of Article SIXTEENTH. Stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds the exclusive forum provision contained in the Charter to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

***Provisions of Delaware law or the Charter could delay or prevent an acquisition of the Company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for stockholders to change our management.***

The Charter contains provisions that may discourage an unsolicited takeover proposal that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include: the absence of cumulative voting in the election of directors; the ability of our board of directors to issue up to 50,000 shares of currently undesignated and unissued preferred stock without prior stockholder approval; advance notice requirements for stockholder proposals or nominations of directors; limitations on the ability of stockholders to call special meetings or act by written consent; the requirement that certain amendments to the Charter be approved by 75% of the voting power of the outstanding shares of our capital stock; and the ability of our board of directors to amend our bylaws without stockholder approval.

**Item 1B. Unresolved Staff Comments**

None.

**Item 1C. Cybersecurity**

**Cybersecurity Governance**

Our board of directors has the ultimate oversight responsibility for the risk management process and regularly reviews issues that present particular risk to us, including those involving cybersecurity. Our board is responsible for ensuring that management has processes in place designed to identify and assess cybersecurity risks to which the Company is exposed and implement processes and programs designed to manage cybersecurity risks and mitigate and remediate cybersecurity threats and incidents.

Management, which may include our Chief Information Security Officer ("CISO") and/or an executive from our Information Security Steering Committee (the "ISS Committee"), reports to the board on material cybersecurity risks, initiatives, and any material cyber events on an ongoing basis, as well as establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

Our CISO, together with the ISS Committee, plays a pivotal role in the governance of our cybersecurity posture. Members of the ISS Committee are selected for their domain-specific expertise and strategic vision, with representation from our IT, security, finance, legal, operations, and compliance sectors. The ISS Committee is an assembly of cross-functional senior leaders from various groups within our company. Led by the CISO, the ISS Committee's function extends to the formulation of cybersecurity policies, setting risk management priorities and driving the adoption of security best practices across our company. By leveraging the collective expertise of the ISS Committee, we ensure cybersecurity considerations are integrated into our company's organizational strategy and decision-making processes. Our CISO leads our cybersecurity initiative, holding various IT and security certificates and possessing over 20 years of experience in risk assessments, regulatory compliance (across various frameworks such as ISO 27001, NIST, and GDPR), threat intelligence gathering, and orchestrating coordinated incident response efforts. Our CISO ensures that our cybersecurity team is equipped with up-to-date threat intelligence and uses industry leading tools for threat monitoring and incident response.

The cybersecurity team, led by our CISO, is a collective of highly qualified individuals with diverse backgrounds in IT, security, cyber risk management, and digital forensics, and holding various professional certifications (such as CISA, GRCP, IPMP, IDPP, CEH, ISO27001). Under the CISO's leadership, our cybersecurity team continuously monitors threats and implements necessary security controls, conducting regular reviews and updates to the cybersecurity strategy. Any potential or actual cybersecurity incidents are assessed for their financial impact by our Director of SNM and reported to our Chief Financial Officer for a comprehensive risk analysis.

Our CISO and Chief Innovation Officer report material cybersecurity risks to our board of directors based on their and the ISS Committee's assessment of risk.

**Cybersecurity Risk Management and Strategy**

Our processes for assessing, identifying, and managing cybersecurity threats are designed to be thorough and transparent, ensuring that investors have a clear understanding of our commitment to cybersecurity and are integrated into our overall risk management processes.

Our cybersecurity team collaborates with leaders from each department to ensure cybersecurity risks are considered alongside operational, financial, and strategic risks. As part of our enterprise risk management program, we conduct regular cybersecurity risk assessments to identify cybersecurity threats. We also perform targeted assessments following any material changes that may affect production or information systems, as well as Powerfleet-specific or industry-wide vulnerabilities. These assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

We regularly engage with external assessors, consultants, and auditors to ensure our cybersecurity practices are up to date and aligned with industry standards. These third parties conduct independent audits of our cybersecurity measures and validate the effectiveness of our risk management processes. We also engage specialized cybersecurity firms to perform penetration testing and vulnerability assessments.

We have processes in place to manage and mitigate risks associated with the use of third-party service providers, including, but not limited to conducting due diligence before onboarding new service providers and continuously monitoring their compliance with our security standards. We require service providers to undergo regular security assessments, and we ensure that such providers have robust incident response plans in place during our engagement.

To date, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our business, our business strategy, our results of operations or our financial condition.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under "Item 1A. Risk Factors".

## Item 2. Properties

Our corporate headquarters are located in Woodcliff Lake, New Jersey. We also have domestic offices in Florida. Our New Jersey offices measure approximately 1,000 square feet and are leased space. Our Florida offices consist of approximately 30,416 square feet of leased administrative and warehouse space.

We also lease space in Canada and Mexico, as well as in other international locations for our operations across South America, Europe, Africa, Australia and Asia.

We also lease a call center and warehouse space and additional smaller facilities and antenna sites in various locations in Israel.

We believe that our existing facilities are adequate for our existing needs.

## Item 3. Legal Proceedings

The information contained in Note 19 to our consolidated financial statements included in this Form 10-K is incorporated herein by reference.

## Item 4. Mine Safety Disclosures

Not applicable.


## PART II

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

### Market Information

Our common stock is traded on The Nasdaq Global Market under the symbol "AIOT" and the Johannesburg Stock Exchange ("JSE") under the symbol "PWR."

### Holders of Record

As of June 12, 2026, there were 12 holders of record of our common stock.

### Dividends

We have never paid a cash dividend on our common stock and do not expect to pay a cash dividend in the near future. We currently intend to retain future earnings, if any, to finance our operations and expand our business.

### Sales of Unregistered Securities

None.

**Issuer Purchases of Equity Securities**

None.

**Securities Authorized for Issuance Under Equity Compensation Plans**

The following table provides certain information with respect to our equity compensation plans in effect as of March 31, 2026:

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected Under Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders [1] | 16,208,066 | $ 7.08 | 1,291,934 |

[1] These plans consist of our 2009 Non-Employee Director Equity Compensation Plan, 2015 Equity Compensation Plan and 2018 Incentive Plan, as amended, which were our only equity compensation plans under which awards were outstanding as of March 31, 2026. Upon the adoption of the 2018 Plan, the 2009 Non-Employee Director Equity Compensation Plan and the 2015 Equity Compensation Plan were frozen, and no new awards can be issued pursuant to such plans.

**Company Stock Performance**

The performance graph below compares (i) the cumulative five-year total return on our common stock through March 31, 2026 (the last day in our fiscal year 2026) with (ii) the cumulative total return of the S&P 500 Index and the S&P 500 Information Technology Index over the same period, assuming the investment of $100 in our common stock and in both of the other indices and the reinvestment of dividends. The comparisons on this performance graph are based upon historical data and are not necessarily indicative of, nor intended to forecast, future performance of our common stock.



Comparison of Cumulative 5-Year Total Return
Powerfleet, Inc. Common Stock
Among the S&P 500 Index and the S&P 500 Information Technology Index

**Item 6. Reserved**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

*The following discussion is intended to assist you in understanding our financial condition and results of operations and should be read in conjunction with the financial statements and related notes included elsewhere in this Form 10-K. Many of the amounts and percentages in this section have been rounded for convenience of presentation, but actual recorded amounts have been used in computations. Accordingly, some information may appear not to be computed accurately.*

*This section of this Form 10-K discusses our financial condition and results of operations for the fiscal years ended March 31, 2026 and 2025, and year-to-year comparisons between fiscal years 2026 and 2025 in accordance with GAAP. A discussion of our financial condition and results of operations and our liquidity and capital resources for the fiscal year ended December 31, 2023 and the three months ended March 31, 2025 and 2024 and year-to-year comparisons between the fiscal years ended March 31, 2025 and December 31, 2023, and the three months ended March 31, 2025 and 2024 that are not included in this Form 10-K can be found under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, filed with the SEC on June 26, 2025.*

**Overview**

We are a global provider of AIoT solutions providing valuable connected business intelligence for managing high-value enterprise and mid-market assets that improve operational efficiencies.

We are headquartered in Woodcliff Lake, New Jersey, with offices located around the globe.

Our Unity data highway and AIoT ecosystem is the centerpiece of our strategy. Unity has the capability to ingest data from multiple data sources, harmonizing and transforming the dataset, and delivering simply understood actionable insights through a unified SaaS platform and deep integrations with customer business systems.

Unity provides mission-critical solutions from warehouse to trailer to vehicle, allowing customers to consolidate suppliers and gain end-to-end control of their operations in a single pane of glass.

Unity enables customers to consume their data in multiple ways, from data-powered applications to unified operations integrations, which provide the ability to improve performance of the asset, the individual in charge of the asset, and the business process, continuously improving our customers' business performance.

Within the Unity ecosystem, our Powerfleet for Warehouse, Yard and Site AIoT solutions are designed to provide on-premise or in-facility asset safety, compliance and operator management, monitoring, and visibility for warehouse and factory trucks such as forklifts, man-lifts, tuggers and ground support equipment at airports. These solutions utilize a variety of communications capabilities such as Bluetooth®, WiFi, and proprietary radio frequency technology, as well as AI video solutions for pedestrian proximity detection and incident prevention.

Additionally, within the Unity ecosystem, our Powerfleet for On-Road AIoT and AI video solutions are designed to provide bumper-to-bumper AIoT asset management, monitoring, and visibility for over-the-road based assets such as heavy trucks, dry-van trailers, refrigerated trailers and shipping containers and their associated cargo. These AIoT solutions provide mobile-asset tracking and condition-monitoring solutions to meet the transportation market's desire for greater visibility, safety, security, and productivity throughout global supply chains. Our On-Road AIoT solutions extend to all mobile assets, whether it is a rental car, a private fleet, or automotive OEM partners. We achieve this by providing critical information that can be used to increase revenues, reduce costs, enhance safety and sustainability, deliver compliance, and improve customer service.

Our patented technologies are proven solutions for organizations that must monitor and analyze their assets to improve safety, increase efficiency, reduce costs, and drive profitability. Our offerings are sold under the global brands Powerfleet, Pointer, Cellocator, MiX by Powerfleet and Fleet Complete.

We have incurred recurring losses and negative cash flows from operations since inception and had an accumulated deficit of $226.3 million as of March 31, 2026.

**Critical Accounting Estimates**

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States in the preparation of our consolidated financial statements. We believe the following accounting policies involve a high degree of judgment and complexity, and our other significant accounting policies are described in Note 2 to our consolidated financial statements included in this Form 10-K. Certain accounting policies involve significant judgments and assumptions by our management that can have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by our management are based on historical experience and other factors that our management believes to be reasonable under the circumstances. Because of the nature of these judgments and assumptions, actual results could differ significantly from these judgments and estimates, which could have a material impact on the carrying values of our assets and liabilities and our results of operations. Our critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated results are described below.

*Goodwill and Intangibles*

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. Intangible assets are carried at cost, less accumulated amortization. Intangible assets consist of trademarks and trade names, patents, customer relationships and other intangible assets. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. We operate with one operating segment, which is our only reporting unit and segment presented in the consolidated financial statements. We test our goodwill for impairment annually, which is October 1 or when an indicator of impairment exists, by comparing the fair value of the reporting unit to its carrying value.

We test for goodwill impairment at the reporting unit level on October 1 of each year and between annual tests if a triggering event indicates the possibility of an impairment. As of October 1, 2025, we performed a quantitative assessment whereby the fair value of the reporting unit is calculated using a market approach. The fair value of the reporting unit was substantially more than its carrying value.

During the quarter ended March 31, 2026, we experienced a decline in our market capitalization as a result of a decrease in our stock price, which represented a triggering event requiring our management to perform quantitative goodwill impairment tests. We performed a quantitative assessment whereby the fair value of our single reporting unit, including the implied control premium, was estimated and compared to our market capitalization as of March 31, 2026 to determine if the fair value is reasonable compared to external market indicators. Market capitalization is determined by multiplying the number of shares of our common stock outstanding by the market price of our common stock as of the assessment date. The control premium, or the amount paid by a new controlling shareholder for the benefits resulting from synergies and other potential benefits derived from controlling the acquired company, is determined by utilizing data from publicly available premium studies for similarly situated public company transactions. As a result of this quantitative assessment, we determined that the fair value of the reporting unit was not less than its carrying amount and thus goodwill was not impaired as of March 31, 2026. Changes in judgments, assumptions, and estimates could result in significantly different fair value estimates.

For the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, we did not incur an impairment charge.

*Business Combinations*

We recognize the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

We recognize identifiable assets acquired and liabilities assumed at their acquisition date fair value. During the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase to the extent that we identify adjustments to the preliminary fair values. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, any subsequent adjustments are recorded to the consolidated statements of operations.

For the fair value estimates, we used (i) forecasted future cash flows, (ii) historical and projected financial information, (iii) revenue growth rates, (iv) customer attrition rates, (v) royalty rates, and (vi) discount rates, as relevant, that market participants would consider when estimating fair values.

**Results of Operations**

The following table sets forth certain items related to our consolidated statements of operations as a percentage of revenues for the periods indicated and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Form 10-K. A detailed discussion of the material changes in our operating results is set forth below.

| | Year Ended March 31, | |
| --- | --- | --- |
| | **2025** | **2026** |
| Revenues: | | |
|   Products | 23.6 % | 18.9 % |
|   Services | 76.4 % | 81.1 % |
| Total revenues | 100.0 % | 100.0 % |
| | | |
| Cost of revenues: | | |
|   Cost of products | 17.1 % | 13.3 % |
|   Cost of services | 29.2 % | 31.1 % |
| Total cost of revenues | 46.3 % | 44.5 % |
| | | |
| Gross profit | 53.7 % | 55.5 % |
| | | |
| Operating expenses: | | |
|   Selling, general and administrative expenses | 56.4 % | 47.0 % |
|   Research and development expenses | 4.4 % | 4.1 % |
| Total operating expenses | 60.8 % | 51.1 % |
| | | |
| (Loss) income from operations | (7.1)% | 4.4 % |
| | | |
| Interest income | 0.3 % | 0.2 % |
| Interest expense | (5.6)% | (6.2)% |
| Other expense | (0.3)% | (0.9)% |
| | | |
| Net loss before income taxes | (12.8)% | (2.5)% |
| | | |
| Income tax expense | (1.2)% | (2.0)% |
| | | |
| Net loss before non-controlling interest | (14.1)% | (4.5)% |
| Non-controlling interest | 0.0% | (0.1)% |
| | | |
| Net loss | (14.1)% | (4.6)% |
| | | |
| Preferred stock dividend | 0.0% | 0.0% |
| | | |
| Net loss attributable to common stockholders | (14.1)% | (4.6)% |

**Year Ended March 31, 2026 Compared to Year Ended March 31, 2025**

*REVENUES.* Revenues increased by $81.3 million, or 22.4%, to $443.8 million in the year ended March 31, 2026, from $362.5 million in the year ended March 31, 2025.

Revenues from products decreased by $1.6 million, or 1.9%, to $84.0 million in the year ended March 31, 2026, from $85.6 million in the year ended March 31, 2025. The decline in product revenues reflects the continued transition toward bundled service offerings and the impact of higher tariffs in the United States.

Revenues from services increased by $82.9 million, or 29.9%, to $359.8 million in the year ended March 31, 2026, from $276.9 million in the year ended March 31, 2025. The increase was primarily attributable to the FC Acquisition, which added $55.8 million of incremental service revenues for the year ended March 31, 2026. Excluding the impact of the acquisition, the increase in services revenues was driven primarily by underlying organic growth initiatives across the combined business, partially offset by the continued strategic de-emphasis of certain non-core lines of business.

*COST OF REVENUES.* Cost of revenues increased by $29.4 million, or 17.5%, to $197.4 million in the year ended March 31, 2026, from $168.0 million in the year ended March 31, 2025. Gross profit was $246.4 million in the year ended March 31, 2026, compared to $194.5 million in the year ended March 31, 2025. As a percentage of revenues, gross profit increased to 55.5% in the year ended March 31, 2026, from 53.7% in the year ended March 31, 2025. This was primarily driven by high margin services revenue comprising 81.1% of total revenues in year ended March 31, 2026, compared to 76.4% for the same period in 2025.

Cost of products decreased by $2.8 million, or 4.5%, to $59.2 million in the year ended March 31, 2026, from $62.0 million in the year ended March 31, 2025. Gross profit for products was $24.8 million in the year ended March 31, 2026, compared to $23.6 million in the year ended March 31, 2025. As a percentage of product revenues, gross profit increased to 29.6% in the year ended March 31, 2026, from 27.6% in the year ended March 31, 2025. The increase in gross profit as a percentage of product revenues was primarily attributable to more favorable product mix, with a larger proportion of sales generated by higher-margin product lines, including in-warehouse solutions.

Cost of services increased by $32.2 million, or 30.4%, to $138.2 million in the year ended March 31, 2026, from $106.0 million in the year ended March 31, 2025. The amortization of acquisition intangibles for the MiX Telematics, Fleet Complete, and RTS Solutions Africa transactions contributed $22.8 million and $14.8 million in the aggregate to cost of services for the year ended March 31, 2026 and March 31, 2025, respectively. Gross profit for services was $221.6 million in the year ended March 31, 2026, compared to $170.9 million in the year ended March 31, 2025. As a percentage of service revenues, gross profit remained relatively consistent at 61.6% in the year ended March 31, 2026 compared to 61.7% in the year ended March 31, 2025.

*SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.* Selling, general and administrative ("SG&A") expenses increased by $4.1 million, or 2.0%, to $208.5 million for the year ended March 31, 2026, compared to $204.4 million for the year ended March 31, 2025. For the year ended March 31, 2025, SG&A expenses included $21.3 million in acquisition-related expenses, $4.9 million in integration-related costs, $10.1 million in restructuring charges, and $4.7 million in accelerated stock-based compensation expenses. For the year ended March 31, 2026, SG&A expenses included $1.7 million in acquisition-related expenses, $3.9 million in integration-related costs, $4.9 million in restructuring charges. The significant reduction in these transaction- and integration-related costs was more than offset by the inclusion of SG&A expenses from the Fleet Complete business acquired, which was the primary driver of the year-over-year increase in SG&A expenses.

*RESEARCH AND DEVELOPMENT EXPENSES.* Research and development ("R&D") expenses increased by $2.3 million, or 14.3%, to $18.4 million in the year ended March 31, 2026, compared to $16.1 million in the year ended March 31, 2025. The FC Acquisition added an incremental $2.5 million of R&D expenses for the year ended March 31, 2026.

*NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS.* Net loss attributable to common stockholders was $20.6 million, or $(0.15) per basic and diluted share, for the year ended March 31, 2026, as compared to net loss of $51.0 million, or $(0.43) per basic and diluted share, for the year ended March 31, 2025. The $30.5 million decrease in net loss was driven primarily by reduction of $19.6 million of acquisition-related expenses, $1.0 million integration-related costs, $5.2 million restructuring charges, and $4.7 million accelerated stock-based compensation expenses.

# Non-GAAP Financial Information

We use certain measures to assess the financial performance of our business. Certain of these measures are termed "non-GAAP measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with GAAP, or are calculated using financial measures that are not calculated in accordance with GAAP. These non-GAAP measures include adjusted EBITDA.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP, and a discussion of its limitations is set out below. We do not regard these non-GAAP measures as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or that calculated using financial measures that are calculated in accordance with GAAP.

## Adjusted EBITDA

We define adjusted EBITDA as net loss attributable to common stockholders before non-controlling interest, preferred stock dividend and accretion, interest expense (net), other (income) expense, net, income tax expense (benefit), depreciation and amortization, stock-based compensation, foreign currency (gains) losses, restructuring-related expenses, derivative mark-to-market adjustment, acquisition-related expenses, and integration-related expenses.

We have included adjusted EBITDA in this Form 10-K because it is a key measure that our management and board of directors use to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. Because our method for calculating adjusted EBITDA may differ from other companies' methods, the non-GAAP measures may not be comparable to similarly titled measures reported by other companies.

A reconciliation of net loss attributable to common stockholders (the most directly comparable financial measure presented in accordance with GAAP) to adjusted EBITDA for the periods shown is presented below.

**Reconciliation of Net Loss Attributable to Common Stockholders to Adjusted EBITDA**

|  | Year Ended March 31, | |
| --- | --- | --- |
| (In thousands) | 2025 [1] | 2026 |
| Net loss attributable to common stockholders | $ (51,012) | $ (20,552) |
| Non-controlling interest | 18 | 608 |
| Preferred stock dividend | 25 | — |
| Interest expense, net | 19,404 | 26,746 |
| Other (income) expense, net | — | 129 |
| Income tax expense (benefit) | 4,517 | 8,688 |
| Depreciation and amortization | 47,494 | 60,280 |
| Stock-based compensation | 9,362 | 7,541 |
| Foreign currency losses | 1,790 | 3,862 |
| Restructuring-related expenses | 10,077 | 4,923 |
| Derivative mark-to-market adjustment | (504) | (775) |
| Acquisition-related expenses | 21,300 | 1,689 |
| Integration-related expenses | 4,851 | 3,893 |
| Adjusted EBITDA | $ 67,322 | $ 97,032 |

[1] Following the closing of the FC Acquisition, we included an EBITDA adjustment related to the recognition of pre-October 1, 2024, contract assets. This adjustment represented recoveries, through customer billings, of the contract asset recognized at acquisition for hardware delivered by Fleet Complete prior to October 1, 2024. This adjustment was intended to give investors a clearer view of underlying operating performance and cash generation. The goal was to better align adjusted EBITDA with operating cash flows.

For the years ended March 31, 2025 and 2026, we reported adjusted EBITDA of $67.3 million and $97.0 million, respectively. During the same periods, we also invoiced recoveries of $3.8 million, and $5.0 million, respectively, which are included in cash flows from operating activities in the condensed consolidated statement of cash flows.

Our use of adjusted EBITDA has limitations as analytical tools and should not be considered as performance measures in isolation from, or as a substitute for, analysis of our results as reported under GAAP.

Some of these limitations are:
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
- adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
- adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;
- other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure; and
- certain of the adjustments (such as restructuring-related expenses and integration-related expenses) made in calculating adjusted EBITDA are those that management believes are not representative of our underlying operations and, therefore, are subjective in nature.

Because of these limitations, adjusted EBITDA should be considered alongside other financial performance measures, including loss from operations, net loss and our other results.

**Liquidity and Capital Resources**

*Overview*

On April 2, 2024, we completed the MiX Combination, pursuant to which MiX Telematics became our indirect, wholly owned subsidiary. Concurrently with the closing, we redeemed all outstanding shares of our Series A Preferred Stock for approximately $90.3 million using proceeds from the RMB Facilities and incremental borrowing capacity available under our refinanced Hapoalim credit facilities.

Since the closing of the MiX Combination, we have continued to optimize our capital structure through the refinancing of existing debt facilities, including the A&R Credit Agreement and RMB Facilities Agreements (as defined below). These transactions have enhanced our liquidity and extended our debt maturities, while increasing our available revolving borrowing capacity to support working capital and growth initiatives.

*Debt Facilities*

**Hapoalim Debt**

On March 18, 2024, our wholly owned subsidiaries Powerfleet Israel and Pointer entered into the A&R Credit Agreement with Hapoalim, which refinanced the prior facilities under, and amended and restated, the Prior Credit Agreement. The A&R Credit Agreement provides an aggregate borrowing capacity of approximately $50 million, consisting of two NIS-denominated term loans totaling $30 million (Hapoalim Facility A and Hapoalim Facility B) and two revolving credit facilities totaling $20 million (Hapoalim Facility C and Hapoalim Facility D).

Powerfleet Israel drew $30 million in March 2024, using a portion to repay approximately $11.2 million under the prior term loans under the Prior Credit Agreement and distributing the remainder to us. In December 2024, the Borrowers entered into an amendment to the A&R Credit Agreement, increasing the principal amount available under Hapoalim Facility D from $10 million to $20 million, available through June 30, 2026. As of March 31, 2026, Powerfleet Israel had utilized approximately $18.4 million under the Hapoalim Revolving Facilities.

Borrowings are secured by first ranking and exclusive fixed and floating charges, including over the entire share capital of Pointer and over the assets of Pointer and excluding the Borrowers' holdings in specified foreign subsidiaries. Interest rates for borrowings under Hapoalim Facility A and Hapoalim Facility B are Hapoalim's prime rate + 2.2% per annum and Hapoalim's prime rate + 2.3% (Hapoalim's prime rate was 5.5% at March 31, 2026), respectively. The Hapoalim Term Facilities will mature on March 18, 2029, with Hapoalim Facility A amortizing quarterly and Hapoalim Facility B due at maturity.

Interest rates for borrowings under Hapoalim Facility C is, with respect to NIS-denominated loans, Hapoalim's prime rate + 2.5% and, with respect to U.S. dollar-denominated loans, SOFR + 2.15%. Borrowings under Hapoalim Facility D bear interest at SOFR + 2.59%. In addition, Pointer is required to pay a credit allocation fee in NIS, in each case, equal to 0.5% per annum on undrawn and uncancelled amounts of the Hapoalim Revolving Facilities during the period commencing on March 18, 2024 and ending on the last day of the applicable availability period of the Hapoalim Revolving Facilities. The Hapoalim Revolving Facilities are available for successive one-month periods until and including February 27, 2027, unless the Borrowers deliver prior notice to Hapoalim of their request not to renew the Hapoalim Revolving Facilities.

**RMB Debt**

On March 7, 2024, we entered into the Facilities Agreement with RMB, pursuant to which RMB agreed to provided us with the RMB Facilities totaling $85 million, composed of RMB Facility A and RMB Facility B, each having a principal amount of $42.5 million. We drew $85 million in March 2024, which primarily funded our Series A Preferred Stock redemption. On October 31, 2025, we and RMB agreed to amend and restate the Facilities Agreement to, among other things, (i) extend the final maturity date of RMB Facility A by 12 months, (ii) update the interest rates of the RMB Facilities, and (iii) update certain financial covenants to conform to the Facility Agreement. Pursuant to a First Amendment and Restatement Agreement with RMB, which amended and restated the Facilities Agreement (as amended and restated, the "Amended and Restated Facilities Agreement" and, together with the Facility Agreement, the "RMB Facilities Agreements"), interest is payable quarterly, at a fixed annual rate of 8.699% until March 31, 2027 and, thereafter, 4.85% per annum plus the applicable term SOFR reference rate, with respect to RMB Facility A, and a fixed annual rate of 8.979%, with respect to RMB Facility B, with principal repayments for RMB Facility A and RMB Facility B due March 31, 2028 and March 31, 2029, respectively.

MiX Telematics also maintains the RMB General Facility, repayable on demand, with a 365-day term and an interest rate linked to the South African prime rate minus 0.75% per annum. Repayment of the RMB General Facility, including capitalized interest, is due by the earlier of (a) the Available Date (as defined therein) or (b) April 2, 2026, unless extended by agreement between MiX Telematics and RMB. As of March 31, 2026, $20.6 million of the RMB General Facility was utilized.

Subsequent to March 31, 2026, we continued discussions with RMB regarding the establishment of a new general banking facility and certain additional operational banking facilities in connection with the transition of our South African transactional banking relationship to RMB. The proposed arrangements include a general banking facility intended to support working capital and cash management requirements, as well as additional operational banking facilities supporting transactional banking activities. The proposed facilities have received credit approval from RMB and remain subject to the execution of definitive documentation and receipt of certain corporate approvals. We expect to finalize the arrangements following completion of these internal approval and documentation processes.

On September 27, 2024, we entered into the Facility Agreement with RMB, pursuant to which RMB agreed to provide us with the New RMB Term Facility totaling $125 million. We drew $125 million on October 1, 2024 to fund a portion of the purchase price for the FC Acquisition. Interest is payable quarterly at an interest rate of 5% per annum plus the applicable term SOFR reference rate and matures on October 31, 2029.

On February 5, 2026, we entered into the New Facilities Agreement with RMB, pursuant to which RMB agreed to provide us and MiX Telematics with the New RMB Facilities, composed of New RMB Facility A in the aggregate principal amount of $10 million and New RMB Facility B in the aggregate principal amount of R180 million. New RMB Facility A bears interest at 2.50% per annum (provided no event of default is continuing), plus the three-month SOFR reference rate (or, if unavailable, an interpolated, historic or interpolated historic SOFR rate, or, if none of the foregoing are available, the three-month Treasury bill rate). New RMB Facility B bears interest at 1.95% per annum (provided no event of default is continuing), plus the South African rand overnight index average. Interest is payable quarterly in arrears. The New RMB Facilities will mature one year from the closing date of the New Facilities Agreement. As of March 31, 2026, $5.0 million of the New RMB Facilities was utilized. Debt obligations are further discussed in Note 11, "Short-Term Bank Debt and Long-Term Debt" to our consolidated financial statements included elsewhere in this Form 10-K.

*Liquidity Position*

As of March 31, 2026, we had cash and cash equivalents (including restricted cash) of $40.8 million and working capital of $21.2 million, compared to cash and cash equivalents (including restricted cash) of $48.8 million and working capital of $18.1 million as of March 31, 2025. As of March 31, 2026, Pointer had $18.4 million outstanding under the Hapoalim Revolving Facilities, with $11.6 million of remaining borrowing capacity. As of March 31, 2026, $21.4 million of the RMB General Facility was outstanding. As of March 31, 2026, $5.0 million of the New RMB Facilities was outstanding and the $5.0 million remained available for borrowing. No amounts were outstanding under the New RMB Facility B, which had available borrowing capacity of R180 million or $10.6 million at March 31, 2026. In the aggregate, we had approximately $27.1 million of available short-term borrowing capacity as of March 31, 2026.

We continue to monitor the effects of inflation, foreign currency volatility, and regional geopolitical instability, including the ongoing conflicts in the Middle East, on our supply chain and operating cash flows. There remains uncertainty surrounding the potential impact of such events on our results of operations and cash flows. Management is proactively managing liquidity through reductions in discretionary operating expenses and capital expenditures and increased utilization of available credit facilities to preserve cash.

*Capital Requirements and Outlook*

Our primary sources of liquidity are cash generated from operations, existing cash balances, and available borrowing capacity under our revolving facilities. Although we expect the MiX Combination and FC Acquisition to generate incremental cash flow benefits through operational synergies, we have not yet generated sufficient cash flow solely from operations to fund all our capital and financing needs.

Our future capital requirements will depend on several factors, including, but not limited to:

- the timing and success of new product launches;
- revenue growth and margin trends;
- integration costs and realized synergies from recent business combinations and acquisitions;
- the pace of discretionary spending and capital investments; and
- potential strategic acquisitions.

We believe that our current cash balances, expected cash flows from operations, and borrowing capacity under our existing credit facilities will be sufficient to meet our operating, debt service, and capital expenditure requirements for at least the next 12 months. We may, however, seek additional financing or capital market transactions to support long-term strategic initiatives or refinance existing debt.

*Operating Activities*

During the year ended March 31, 2026, net cash provided by operating activities was $30.5 million, compared to net cash used in operating activities of $3.3 million during the year ended March 31, 2025. The net cash provided by operating activities for the year ended March 31, 2026 primarily included non-cash charges of $60.3 million for depreciation and amortization expense, $11.0 million for bad debts expense, $7.5 million for stock-based compensation, $4.1 million for ROU asset amortization, and $2.3 million for inventory write-downs, partially offset by $2.2 million for other non-cash items and $0.8 million for derivative mark-to-market adjustment. Changes in operating assets and liabilities included:

- an increase in accounts receivables of $21.2 million;
- an increase in inventory, net of write-downs of $4.5 million;
- a decrease in prepaid expenses and other assets of $2.2 million;
- an increase in deferred costs of $8.5 million;
- an increase in deferred revenue of $1.6 million;
- an increase in accounts payable of $5.2 million;
- an increase in lease liabilities of $3.7 million; and
- a decrease in net severance fund of $1.0 million.

*Investing Activities*

Net cash used in investing activities for the year ended March 31, 2026 was $39.7 million, compared to net cash used in investing activities of $170.6 million for the year ended March 31, 2025. The net cash used by investing activities was primarily due to $21.6 million for the purchase of fixed assets and $18.5 million for capitalized software development costs. The net cash used in investing activities of $170.6 million in the year ended March 31, 2025 was primarily due to $137.1 million in acquisitions, net of cash assumed from the MiX Combination and FC Acquisition, $20.0 million for the purchase of fixed assets and $13.8 million for capitalized software development costs.

*Financing Activities*

Net cash provided by financing activities was $0.2 million for the year ended March 31, 2026, compared to net cash provided by financing activities of $115.7 million for the year ended March 31, 2025. The 2026 balance was primarily driven by $5.6 million in repayments of long-term debt and $5.7 million in proceeds from short-term bank borrowings. The cash provided by financing activities in the 2025 period was primarily driven by $125.0 million in proceeds from long-term debt and $66.5 million in gross proceeds from a private placement completed in connection with the FC Acquisition, partially offset by related offering costs. Additional sources of cash included $19.6 million in proceeds from short-term bank borrowings and $1.9 million from the exercise of stock options. These inflows were partially offset by $90.3 million used for the redemption of Series A Preferred Stock in connection with the MiX Combination, $2.8 million used for the repurchase of common stock related to tax withholding on vested restricted stock awards, and $2.6 million in repayments of long-term debt. Debt issuance costs totaled $1.4 million during the 2025 period.

**Contractual Obligations and Commitments**

Our estimated future obligations consist of leases and debt as of March 31, 2026. For additional discussion on our leases and other commitments, refer to Notes 11, "Short-Term Bank Debt and Long-Term Debt," and 18, "Leases," to our consolidated financial statements included elsewhere in this Form 10-K.

**Off-Balance Sheet Arrangements**

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

**Impact of Recently Issued Accounting Pronouncements**

The Company is subject to recently issued accounting standards, accounting guidance and disclosure requirements. For a description of these new accounting standards, see Note 2 to our consolidated financial statements contained in Item 8 of Part II of this Form 10-K, which is incorporated herein by reference.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risks**

We are exposed to market risks in connection with our business, which primarily relate to fluctuations in foreign exchange rates, interest rates and credit risk.

*Foreign exchange and translation risk*

We report our financial results in U.S. dollars. However, a significant portion of our revenues, assets, indebtedness and other liabilities, and costs are denominated in foreign currencies. Our consolidated results of operations and cash flows are therefore subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. For further information regarding this risk and the related currencies affected, please refer to the risk: *The international scope of our business exposes us to risks associated with foreign exchange rates, currency fluctuations and economic instability in certain emerging markets* described under Part I, Item 1A. "Risk Factors" in this Form 10-K.

Currency fluctuations, especially with respect to the South African rand, Mexican peso, Brazilian real, Israeli new shekel, and Canadian dollar, may materially impact our income and expenses due to the translation of our foreign subsidiaries' financial statements into U.S. dollars. For example, the majority of subscription agreements and operating expenses of our subsidiary, MiX Telematics, are denominated in foreign currencies and therefore subject to such fluctuations.

To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although we may choose to do so in the future. As exchange rates are outside our control, there can be no assurance that future fluctuations will not adversely affect our results of operations and financial condition.

We undertook a sensitivity analysis related to a hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies during any of the periods presented. This analysis has been performed on the basis of the change occurring at the end of the reporting period and measures the potential impact to net loss attributable to common stockholders. This analysis is for illustrative purposes only as, in practice, exchange rates rarely change in isolation. Based on the analysis, we do not believe that a hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies during any of the periods presented would have had a material impact on our net loss attributable to common stockholders.

*Interest rate risk*

As a result of our normal borrowing activities, our operating results are exposed to fluctuations in interest rates, which we manage primarily through regular financing activities. We have short- and long-term borrowings in South Africa and Israel which bear interest at both variable and fixed rates. Please refer to Note 11 to our consolidated financial statements contained in Item 8 of Part II of this Form 10-K, which sets out the terms of each of these loans. In South Africa, the South African Reserve Bank's Monetary Policy Committee reduced interest rates from 8.25% in May 2024 to 6.75% in November 2025, and interest rates remained at 6.75% through March 2026 before increasing by 25 basis points to 7.00% in May 2026. In Israel, the Bank of Israel reduced interest rates to 4.0% in January 2026 following a period of unchanged rates throughout 2025. Our U.S. dollar-denominated borrowings are based on the Standard Overnight Financing Rate ("SOFR") for which the 90-day average rate was 3.67% as of March 31, 2026, compared to 4.35% as of March 31, 2025, representing a decrease of 0.68% in the rate period over period.

Excluding the impact of changes to the margin on our borrowings and value of borrowings outstanding, we expect our cost of borrowing to decline moderately in the foreseeable future; however, we would expect a higher cost of borrowing if interest rates were to increase in the future. We periodically evaluate the cost and effectiveness of interest rate hedging strategies to manage this risk. We generally maintain surplus cash in cash equivalents.

The table below illustrates the effect on our estimated annual interest expense as a result of changes in the respective interest rates utilizing our outstanding borrowings as of March 31, 2026. The effect of a hypothetical 1% change (100 basis points) applicable to the relevant borrowings is shown below. The selected 1% hypothetical change does not reflect what could be considered the best- or worst-case scenarios and is disclosed for illustrative purposes only as the actual variations may be more or less and are based on factors outside of our control.

| Facility | Annual estimated interest charge | Hypothetical Change in rates- Increase | Hypothetical Change in rates- (Decrease) | Estimated annual change due to increase in rates | Estimated annual change due to decrease in rates |
|---|---|---|---|---|---|
| Hapoalim Facilities- Variable | $ 3,535 | 1% | (1%) $ | 484 $ | (484) |
| RMB Facilities- Variable | $ 13,116 | 1% | (1%) $ | 1,506 $ | (1,506) |
| RMB Facilities- Fixed | $ 7,513 $ | — $ | — $ | — $ | — |

*Credit risk*

Financial instruments that potentially subject us and our subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Our cash and cash equivalents are invested primarily in deposits with major banks worldwide. Generally, these deposits may be redeemed upon demand and therefore bear low risk. Management believes that the financial institutions that hold our investments have a high credit rating. Trade receivables primarily arise from subscription-based contracts. We are exposed to credit risk in the event customers fail to meet their contractual payment obligations. We perform credit evaluations of new customers and monitor the financial health of existing customers on an ongoing basis. While most customers are billed monthly, we do not typically require collateral. Credit risk is mitigated through diversified customer exposure and proactive collection efforts.

As of March 31, 2026, trade receivables totaled $93.8 million, net of an allowance for credit losses of $9.2 million. Refer to Note 2 of the consolidated financial statements for further information relating to the determination of the net allowance for credit losses. No single customer represented more than 10% of total trade receivables as of the reporting date. Management believes the current allowance for credit losses is adequate to cover expected losses and continues to monitor credit risk closely for any changes in customer liquidity trends.

**Item 8. Financial Statements and Supplementary Data**

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders and the Board of Directors of Powerfleet, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Powerfleet, Inc. and subsidiaries (the "Company") as of March 31, 2026 and 2025, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows, for each of the years in the two-year period ended March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2026, in conformity with the accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

**Redeemable Non-controlling Interests - Refer to Notes 2[AB] and 3 to the consolidated financial statements**

*Critical Audit Matter Description*

On February 1, 2026, the Company, through its subsidiary MiX Telematics Africa (Pty) Ltd ("MiX Africa"), entered into a shareholders agreement between MiX Africa, MiX Telematics Ltd and Macrocomm Group (Pty) Ltd ("Macrocomm") that provides Macrocomm with a put option redemption feature redeemable in future periods. As potential redemption of the non-controlling interest is not solely within the Company's control, the non-controlling interest and redemption feature are presented as "temporary equity" within the Company's consolidated balance sheet.

We identified the accounting for the redeemable non-controlling interest arrangement as a critical audit matter given the complexities involved in auditing management's accounting conclusions which required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve professionals in our firm with expertise in financial instruments when performing audit procedures to assess the unit of accounting for the redeemable non-controlling interest and put option;

balance sheet classification of the redeemable non-controlling interest, including whether embedded features of the redeemable non-controlling interest meets the definition of a derivative and requires bifurcation; how the redeemable non-controlling interest should be initially and subsequently measured; and the impacts of the redeemable non-controlling interest on the determination of earnings per share given the redemption features of the non-controlling interest.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the accounting for the redeemable non-controlling included the following, among others:

- We evaluated the design and tested the operating effectiveness of internal controls over the accounting for the redeemable non-controlling interest, including those over the identification and application of the relevant accounting guidance to account for the redeemable non-controlling interest.

- We evaluated the key terms of the underlying non-controlling interest agreements, including put options features.

- We evaluated, with the assistance of professionals in our firm with expertise in financial instruments, the appropriateness of the Company's accounting for the redeemable non-controlling interest based on the underlying contractual arrangements and the relevant authoritative accounting guidance, including accounting conclusions regarding the appropriate unit of accounting for the redeemable non-controlling interest and put options; balance sheet classification of the redeemable non-controlling interest, including whether embedded features of the redeemable non-controlling interest meet the definition of a derivative and require bifurcation; how the redeemable non-controlling interests should be initially and subsequently measured; and the impacts of the redeemable non-controlling interest on the determination of earnings per share given the redemption features of the non-controlling interest.

**Goodwill impairment assessment – Refer to Notes 2[I] and 8 to the consolidated financial statements**

*Critical Audit Matter Description*

As discussed in Note 2[I] to the consolidated financial statements, the Company, which is organized, and operates a single reporting unit, performs goodwill impairment testing on an annual basis as of October 1st of each year. The Company also performs testing more frequently when events or circumstances occur that indicate that it is more likely than not that an impairment has occurred. The estimated fair value of the reporting unit was derived using a market approach. The market approach valuation utilizes observable market data from comparable publicly traded companies and incorporates assumptions including the selection of comparable companies and a control premium representative of management's expectation of a hypothetical acquisition of the reporting unit.

We identified the Company's goodwill impairment assessment as a critical audit matter. The evaluation of the methodology and significant assumptions used to estimate the fair value of the reporting unit involved a high degree of auditor judgment and specialized skills and knowledge. Specifically, the control premium assumption used to determine the average share price of the Company's stock involved subjective assessments of market and economic conditions.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the goodwill impairment assessment included the following, among others:

- We evaluated the design and tested the operating effectiveness of internal controls related to the Company's estimated fair value of the reporting unit, including controls over the application of valuation approaches and development of the significant assumptions.

- We involved valuation professionals with specialized skills and knowledge to evaluate the reasonableness of the Company's control premium by comparing it to data from publicly available premium studies for public company transactions.

/s/ Deloitte & Touche
Johannesburg, South Africa
June 15, 2026

We have served as the Company's auditor since 2024.

<p style="text-align: center;">**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**</p>

To the Stockholders and the Board of Directors of Powerfleet, Inc.

**Opinion on the Financial Statements**

We have audited the consolidated statements of operations, comprehensive (Loss) Income, changes in stockholders' equity and cash flows of Powerfleet, Inc. and subsidiaries (the "Company") for the three-month period ended March 31, 2024 and for the year ended December 31, 2023, and the related notes. In our opinion, the 2024 consolidated financial statements, present fairly, in all material respects, the results of its operations and its cash flows for the three-month period ended March 31, 2024 and the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2019 to 2024.

Iselin, New Jersey

August 22, 2024

**POWERFLEET, INC. AND SUBSIDIARIES**
**Consolidated Balance Sheets**
**(In thousands, except per share data)**

| | | March 31, 2025 | | March 31, 2026 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current assets:** | | | | |
| Cash and cash equivalents | $ | 44,392 | $ | 36,496 |
| Restricted cash | | 4,396 | | 4,322 |
| Accounts receivable, net of allowance for credit losses of $4,057 and $9,177 as of March 31, 2025 and 2026, respectively | | 78,623 | | 93,820 |
| Inventory, net | | 18,350 | | 22,448 |
| Prepaid expenses and other current assets | | 23,319 | | 22,094 |
| **Total current assets** | | 169,080 | | 179,180 |
| Fixed assets, net | | 58,011 | | 62,398 |
| Goodwill | | 383,146 | | 411,995 |
| Intangible assets, net | | 258,582 | | 255,518 |
| Right-of-use asset | | 12,339 | | 15,893 |
| Severance payable fund | | 3,796 | | 4,445 |
| Deferred tax asset | | 3,934 | | 4,537 |
| Other assets | | 21,183 | | 21,599 |
| **Total assets** | $ | 910,071 | $ | 955,565 |
| | | | | |
| **LIABILITIES** | | | | |
| **Current liabilities:** | | | | |
| Short-term bank debt and current maturities of long-term debt | $ | 41,632 | $ | 50,355 |
| Accounts payable | | 41,599 | | 46,353 |
| Accrued expenses and other current liabilities | | 45,327 | | 37,699 |
| Deferred revenue - current | | 17,375 | | 20,159 |
| Lease liability - current | | 5,076 | | 3,386 |
| **Total current liabilities** | | 151,009 | | 157,952 |
| Long-term debt - less current maturities | | 232,160 | | 229,669 |
| Deferred revenue - less current portion | | 5,197 | | 4,005 |
| Lease liability - less current portion | | 8,191 | | 13,505 |
| Accrued severance payable | | 6,039 | | 5,666 |
| Deferred tax liability | | 57,712 | | 60,063 |
| Other long-term liabilities | | 3,021 | | 3,090 |
| **Total liabilities** | | 463,329 | | 473,950 |
| Commitments and Contingencies (Note 19) | | | | |
| | | | | |
| **REDEEMABLE NON-CONTROLLING INTERESTS** | | | | |
| Redeemable non-controlling interests | | — | | 6,009 |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Preferred stock; authorized 50,000 shares, $0.01 par value | | — | | — |
| Common stock; authorized 175,000 shares, $0.01 par value; 135,379 and 136,224 shares issued at March 31, 2025 and March 31, 2026, respectively; shares outstanding, 133,316 and 134,158 at March 31, 2025 and 2026, respectively | | 1,343 | | 1,343 |
| Additional paid-in capital | | 671,400 | | 682,344 |
| Accumulated deficit | | (205,783) | | (226,335) |

| | | | | |
|---|---|---:|---|---:|
| Accumulated other comprehensive (loss) income | | (8,850) | | 29,660 |
| Treasury stock; 2,063 and 2,066 common shares at cost at March 31, 2025 and 2026, respectively | | (11,518) | | (11,518) |
| | | | | |
| Total Powerfleet, Inc. stockholders' equity | | 446,592 | | 475,494 |
| Non-controlling interest | | 150 | | 112 |
| **Total equity** | | 446,742 | | 475,606 |
| | | | | |
| **Total liabilities, redeemable non-controlling interests and stockholders' equity** | $ | 910,071 | $ | 955,565 |

*See accompanying notes to consolidated financial statements.*

**POWERFLEET, INC. AND SUBSIDIARIES**
**Consolidated Statements of Operations**
**(In thousands, except per share data)**

| | Year Ended December 31, 2023 | Three Months Ended March 31, 2024 | Year Ended March 31, 2025 | Year Ended March 31, 2026 |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Products | $ 49,741 | $ 12,080 | $ 85,584 | $ 83,975 |
| Services | 83,995 | 21,660 | 276,931 | 359,802 |
| Total revenues | 133,736 | 33,740 | 362,515 | 443,777 |
| | | | | |
| **Cost of revenues:** | | | | |
| Cost of products | 36,404 | 9,514 | 61,961 | 59,153 |
| Cost of services | 30,256 | 8,023 | 106,017 | 138,202 |
| Total cost of revenues | 66,660 | 17,537 | 167,978 | 197,355 |
| | | | | |
| Gross profit | 67,076 | 16,203 | 194,537 | 246,422 |
| | | | | |
| **Operating expenses:** | | | | |
| Selling, general and administrative expenses | 71,253 | 21,832 | 204,361 | 208,487 |
| Research and development expenses | 8,380 | 2,018 | 16,061 | 18,359 |
| Total operating expenses | 79,633 | 23,850 | 220,422 | 226,846 |
| | | | | |
| (Loss) income from operations | (12,557) | (7,647) | (25,885) | 19,576 |
| | | | | |
| Interest income | 103 | 259 | 926 | 780 |
| Interest expense | (1,602) | (709) | (20,330) | (27,526) |
| Bargain purchase - Movingdots | 9,034 | — | — | — |
| Other expense | (29) | (55) | (1,163) | (4,086) |
| | | | | |
| Net loss before income taxes | (5,051) | (8,152) | (46,452) | (11,256) |
| | | | | |
| Income tax expense | (589) | (352) | (4,517) | (8,688) |
| | | | | |
| Net loss before non-controlling interest | (5,640) | (8,504) | (50,969) | (19,944) |
| Non-controlling interest | (35) | (11) | (18) | (608) |
| | | | | |
| Net loss | (5,675) | (8,515) | (50,987) | (20,552) |
| | | | | |
| Accretion of preferred stock | (7,139) | (9,996) | — | — |
| Preferred stock dividend | (4,493) | (1,128) | (25) | — |
| | | | | |
| Net loss attributable to common stockholders | $ (17,307) | $ (19,639) | $ (51,012) | $ (20,552) |
| | | | | |
| Net loss per share attributable to common stockholders - basic and diluted | $ (0.49) | $ (0.55) | $ (0.43) | $ (0.15) |
| | | | | |
| Weighted-average common shares outstanding - basic and diluted | 35,628 | 35,813 | 119,877 | 133,761 |

*See accompanying notes to consolidated financial statements.*

**POWERFLEET, INC. AND SUBSIDIARIES**
**Consolidated Statements of Comprehensive (Loss) Income**
**(In thousands)**

| | Year Ended December 31, | Three Months Ended March 31, | Year Ended March 31, | |
| --- | --- | --- | --- | --- |
| | 2023 | 2024 | 2025 | 2026 |
| Net loss attributable to common stockholders | $ (17,307) | $ (19,639) | $ (51,012) | $ (20,552) |
| Foreign currency translation adjustment | 594 | (369) | (7,865) | 38,510 |
| Total other comprehensive income (loss) | 594 | (369) | (7,865) | 38,510 |
| Comprehensive (loss) income | $ (16,713) | $ (20,008) | $ (58,877) | $ 17,958 |

*See accompanying notes to consolidated financial statements.*

**POWERFLEET, INC. AND SUBSIDIARIES**
**Consolidated Statements of Changes in Stockholders' Equity**
**(In thousands)**

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive (Loss) Income | Treasury Stock | Non-Controlling Interest * | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|
| | Number of Shares | Amount | | | | | | |
| Balance at January 1, 2023 | 37,605 | $ 376 | $ 219,055 | $ (140,806) | $ (1,210) | $ (8,510) | $ 78 | $ 68,983 |
| Retained earnings adjustment for adoption of ASU 2016-13 | — | — | — | 200 | — | — | — | 200 |
| Net loss attributable to common stockholders | — | — | (11,632) | (5,675) | — | — | — | (17,307) |
| Net income attributable to non-controlling interest | — | — | — | — | — | — | 35 | 35 |
| Warrant issued in connection with acquisition | — | — | 1,347 | — | — | — | — | 1,347 |
| Foreign currency translation adjustment | — | — | — | — | 594 | — | (11) | 583 |
| Issuance of restricted shares | 1,247 | 13 | (13) | — | — | — | — | — |
| Forfeiture of restricted shares | (152) | (2) | 2 | — | — | — | — | — |
| Exercise of stock options | 16 | — | 36 | — | — | — | — | 36 |
| Shares withheld pursuant to vesting of restricted stock | — | — | — | — | — | (141) | — | (141) |
| Stock-based compensation | — | — | 3,908 | — | — | — | — | 3,908 |
| **Balance at December 31, 2023** | **38,716** | **$ 387** | **$ 212,703** | **$ (146,281)** | **$ (616)** | **$ (8,651)** | **$ 102** | **$ 57,644** |
| Net loss attributable to common stockholders | — | — | (11,124) | (8,515) | — | — | — | (19,639) |
| Net income attributable to non-controlling interest | — | — | — | — | — | — | 11 | 11 |
| Foreign currency translation adjustment | — | — | — | — | (369) | — | (8) | (377) |
| Forfeiture of restricted shares | (7) | — | — | — | — | — | — | — |
| Shares withheld pursuant to vesting of restricted stock | — | — | — | — | — | (31) | — | (31) |
| Stock-based compensation | — | — | 1,028 | — | — | — | — | 1,028 |
| **Balance at March 31, 2024** | **38,709** | **$ 387** | **$ 202,607** | **$ (154,796)** | **$ (985)** | **$ (8,682)** | **$ 105** | **$ 38,636** |
| Net loss attributable to common stockholders | — | — | (25) | (50,987) | — | — | — | (51,012) |
| Net income attributable to non-controlling interest | — | — | — | — | — | — | 18 | 18 |
| Foreign currency translation adjustment | — | — | — | — | (7,865) | — | 22 | (7,843) |
| Proceeds from private placement, net of costs to issue common stock | 20,000 | 200 | 66,259 | — | — | — | — | 66,459 |
| Acquired through MiX Combination | — | — | 7,818 | — | — | — | 5 | 7,823 |

59

| | | | | | | | |
|---|--:|--:|--:|--:|--:|--:|--:|
| Shares issued in connection with MiX Combination | 70,704 | 707 | 361,298 | — | — | — | — | 362,005 |
| Shares issued in connection with FC Acquisition | 4,286 | 43 | 21,300 | — | — | — | — | 21,343 |
| Issuance of restricted shares | 54 | 1 | (1) | — | — | — | — | — |
| Shares issued for transaction bonus | 174 | 1 | 888 | — | — | — | — | 889 |
| Shares withheld pursuant to vesting of restricted stock | — | — | (2,836) | — | — | — | — | (2,836) |
| Issue of stock appreciation rights | 842 | — | — | — | — | — | — | — |
| Exercise of stock options | 610 | 4 | 1,894 | — | — | — | — | 1,898 |
| Stock-based compensation | — | — | 9,362 | — | — | — | — | 9,362 |
| **Balance as of March 31, 2025** | **135,379** | **$ 1,343** | **$ 671,400** | **$ (205,783)** | **$ (11,518)** | **$ (8,850)** | **150** | **$ 446,742** |
| Net loss attributable to common stockholders | — | — | — | (20,552) | — | — | — | (20,552) |
| Foreign currency translation adjustment | — | — | — | — | — | 38,510 | — | 38,510 |
| Issue of stock appreciation rights and restricted share awards | 832 | — | — | — | — | — | — | — |
| Exercise of stock options | 13 | — | 39 | — | — | — | — | 39 |
| Stock-based compensation | — | — | 7,541 | — | — | — | — | 7,541 |
| Dividends declared | — | — | — | — | — | — | (38) | (38) |
| MiX Africa Equity rebalancing | — | — | 3,364 | — | — | — | — | 3,364 |
| **Balance as of March 31, 2026** | **136,224** | **$ 1,343** | **$ 682,344** | **$ (226,335)** | **$ (11,518)** | **$ 29,660** | **112** | **$ 475,606** |

(*) **Excludes redeemable non-controlling interests.**

*See accompanying notes to consolidated financial statements.*

**POWERFLEET, INC. AND SUBSIDIARIES**
**Consolidated Statements of Cash Flows**
**(In thousands)**

| | Year Ended December 31, 2023 | Three Months Ended March 31, 2024 | Year Ended March 31, 2025 | Year Ended March 31, 2026 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net loss | $ (5,675) | $ (8,515) | $ (50,987) | $ (20,552) |
| Adjustments to reconcile net loss to cash provided by (used in) operating activities: | | | | |
| Non-controlling interest | 35 | 11 | 18 | 608 |
| Gain on bargain purchase | (9,034) | — | — | — |
| Inventory reserve | 1,500 | 59 | 4,480 | 2,339 |
| Stock-based compensation expense | 3,908 | 1,028 | 9,362 | 7,541 |
| Depreciation and amortization | 9,445 | 1,943 | 47,494 | 60,280 |
| Right-of-use assets, non-cash lease expense | 2,814 | 763 | 5,007 | 4,056 |
| Derivative mark-to-market adjustment | — | — | (504) | (775) |
| Bad debts expense | 1,767 | 970 | 9,418 | 10,988 |
| Deferred income taxes | (6) | 97 | (4,872) | (1,737) |
| Shares issued for transaction bonuses | — | — | 889 | — |
| Lease termination and modification losses | — | — | 295 | (233) |
| Other non-cash items | 103 | (112) | 1,061 | (2,159) |
| Changes in operating assets and liabilities: | | | | |
| Accounts receivable | (1,460) | 746 | (14,048) | (21,232) |
| Inventories | (1,743) | 726 | 5,729 | (4,464) |
| Prepaid expenses and other current assets | 791 | (1,440) | 5,474 | 2,201 |
| Deferred costs | 679 | 41 | (8,437) | (8,545) |
| Deferred revenue | (295) | 112 | 1,748 | 1,623 |
| Accounts payable, accrued expenses and other current liabilities | 4,440 | 4,021 | (12,162) | 5,228 |
| Lease liabilities | (2,851) | (694) | (4,558) | (3,685) |
| Accrued severance payable | (21) | 36 | 1,248 | (1,021) |
| | | | | |
| Net cash provided by (used in) operating activities | 4,397 | (208) | (3,345) | 30,461 |
| | | | | |
| **Cash flows from investing activities** | | | | |
| Acquisition, net of cash assumed | 8,722 | — | (137,112) | 55 |
| Purchase of investments | (100) | — | — | — |
| Proceeds from sale of fixed assets | — | — | 12 | 140 |
| Capitalized software development costs | (3,629) | (591) | (13,782) | (18,532) |
| Capital expenditures | (3,464) | (1,309) | (20,008) | (21,618) |
| Repayment of loan advanced to external parties | — | — | 294 | 207 |
| | | | | |
| Net cash provided by (used in) investing activities | 1,529 | (1,900) | (170,596) | (39,748) |

**Cash flows from financing activities**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Repayment of long-term debt | | (4,408) | | (11,037) | | (2,642) | | **(5,604)** |
| Short-term bank debt, net | | 4,321 | | (10,030) | | 19,551 | | **5,716** |
| Purchase of treasury stock upon vesting of restricted stock | | (141) | | (31) | | (2,836) | | — |
| Repayment of financing lease | | (129) | | — | | — | | — |
| Payment of preferred stock dividend and redemption of preferred stock | | (3,385) | | — | | (90,298) | | — |
| Proceeds from private placement, net | | — | | — | | 66,459 | | — |
| Proceeds from long-term debt | | — | | 115,000 | | 125,000 | | — |
| Payment of long-term debt costs | | — | | (1,081) | | (1,410) | | |
| Proceeds from exercise of stock options, net | | 36 | | — | | 1,898 | | **39** |
| Net cash (used in) provided by financing activities | | (3,706) | | 92,821 | | 115,722 | | **151** |
| Effect of foreign exchange rate changes on cash and cash equivalents | | (877) | | (381) | | (2,657) | | **1,166** |
| **Net increase (decrease) in cash and cash equivalents, and restricted cash** | | 1,343 | | 90,332 | | (60,876) | | **(7,970)** |
| Cash and cash equivalents, and restricted cash at beginning of the period | | 17,989 | | 19,332 | | 109,664 | | **48,788** |
| **Cash and cash equivalents, and restricted cash at end of the period** | $ | 19,332 | $ | 109,664 | $ | 48,788 | $ | **40,818** |

**Reconciliation of cash and cash equivalents, and restricted cash, at beginning of the period**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Cash and cash equivalents | | 17,680 | | 19,022 | | 24,354 | | **44,392** |
| Restricted cash | | 309 | | 310 | | 85,310 | | **4,396** |
| Cash and cash equivalents, and restricted cash, at beginning of the period | $ | 17,989 | $ | 19,332 | $ | 109,664 | $ | **48,788** |

**Reconciliation of cash and cash equivalents, and restricted cash, at end of the period**

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Cash and cash equivalents | | 19,022 | | 24,354 | | 44,392 | | **36,496** |
| Restricted cash | | 310 | | 85,310 | | 4,396 | | **4,322** |
| Cash and cash equivalents, and restricted cash, at end of the period | $ | 19,332 | $ | 109,664 | $ | 48,788 | $ | **40,818** |

**Supplemental disclosure of cash flow information:**

Cash paid for:

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Taxes [1] | $ | 175 | $ | 262 | $ | 4,283 | $ | **7,250** |
| Interest | $ | 1,656 | $ | 447 | $ | 15,335 | $ | **24,490** |

Noncash investing and financing activities:

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Issuance of derivative on long-term debt | $ | — | $ | 2,226 | $ | — | $ | — |
| Common stock issued for transaction bonus | $ | — | $ | — | $ | 9 | $ | — |
| Shares issued in connection with MiX Combination | $ | — | $ | — | $ | 362,005 | $ | — |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Shares issued in connection with FC Acquisition | $ | — | $ | — | $ | 21,343 | $ — |
| Value of warrant issued in connection with Movingdots acquisition | $ | 1,347 | $ | — | $ | — | $ — |
| Value of licensed intellectual property acquired in connection with Movingdots acquisition | $ | 1,517 | $ | — | $ | — | $ — |
| Preferred stock dividends paid in shares | $ | 1,108 | $ | — | $ | — | $ — |
| Issuance of redeemable non-controlling interest | $ | — | $ | — | $ | — | $ 8,765 |
| Rebalancing of ownership percentage between parent and subsidiaries | $ | — | $ | — | $ | — | $ (3,364) |

(1) Following the adoption of ASU 2023-09, for the year ended March 31, 2026, income taxes paid amounted to $4.0 million for South Africa, $1.1 million for Israel, $1.0 million for Australia, $0.5 million for Mexico and $0.7 million to other jurisdictions.

*See accompanying notes to consolidated financial statements.*

**In thousands (except per share data)**

## NOTE 1 - DESCRIPTION OF THE COMPANY

### Description of the Company

Powerfleet, Inc. (the "Company" or "Powerfleet") is a global provider of Artificial Intelligence-of-Things ("AIoT") solutions providing valuable business intelligence for managing high-value enterprise assets that improve operational efficiencies. The Company has a primary listing on The Nasdaq Global Market and a secondary listing on the Main Board of the Johannesburg Stock Exchange.

On April 2, 2024 (the "Implementation Date"), the Company consummated the transactions contemplated by the Implementation Agreement, dated as of October 10, 2023 (the "Implementation Agreement"), that the Company entered into with Main Street 2000 Proprietary Limited, a private company incorporated in the Republic of South Africa and a wholly owned subsidiary of the Company ("Powerfleet Sub"), and MiX Telematics Limited, formerly a public company incorporated under the laws of the Republic of South Africa ("MiX Telematics"), pursuant to which MiX Telematics became an indirect, wholly owned subsidiary of the Company (the "MiX Combination"). The consolidated financial statements as of and for the year ended March 31, 2026 include the financial results of MiX Telematics and its subsidiaries.

On October 1, 2024 (the "FC Closing Date"), the Company consummated the transactions contemplated by the Share Purchase Agreement, dated as of September 18, 2024 (the "Purchase Agreement"), by and among Golden Eagle Topco, LP ("Golden Eagle LP"), the persons that are party to the Purchase Agreement under the heading "Other Sellers" (the "Other Sellers" and, together with Golden Eagle LP, the "Sellers"), the Company and Powerfleet Canada Holdings Inc., a wholly owned subsidiary of the Company (the "Canadian SPV" and, together with the Company, the "Purchasers"), pursuant to which the Purchasers acquired all of the direct and indirect common shares in the capital of Golden Eagle Canada Holdings, Inc. ("Canada Holdco") and Complete Innovations Holdings Inc. ("CIH"), and all of the issued and outstanding shares of common stock of Golden Eagle Holdings, Inc. (together with Canada Holdco and CIH, "Fleet Complete"). As a result, Fleet Complete became an indirect, wholly owned subsidiary of the Company (the "FC Acquisition"). The consolidated financial statements as of and for the year ended March 31, 2026 include the financial results of Fleet Complete and its subsidiaries.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [A] Basis of preparation and consolidation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the accompanying notes thereto. On May 8, 2024, the Company's Board of Directors approved a change in its fiscal year end from December 31 to March 31 in order to better align the Company's reporting calendar with the April 2, 2024 close of the MiX Combination and MiX Telematics' historical March 31 fiscal year end. The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated on consolidation. We round amounts in the consolidated financial statements to thousands.

### [B] Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such management estimates include, but are not limited to, assumptions used in business combinations, allowance for credit losses, income taxes, realization of deferred tax assets, accounting for uncertain tax positions, the impairment of intangible assets, including goodwill and long-lived assets, capitalized software development costs, standalone selling prices ("SSP"), valuation of the derivative asset, redeemable non-controlling interest, and market-based stock-based compensation costs. Actual results could differ materially from those estimates and assumptions made.

**[C] Cash and cash equivalents:**

The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents unless they are legally or contractually restricted. The Company's cash and cash equivalent balances exceed Federal Deposit Insurance Corporation and other local jurisdictional limits. Restricted cash at March 31, 2025 totaled $4,396 and consisted primarily of cash of $3,336 held in escrow related to the FC Acquisition to secure certain tax liabilities, cash of $311 held in escrow for purchases from a vendor, cash of $698 held by MiX Telematics Enterprise BEE Trust to be used solely for the benefit of its beneficiaries and cash securing guarantees of $51 issued in respect of property lease agreements entered into by MiX Telematics Australasia. Restricted cash at March 31, 2026 totaled $4,322 and consisted primarily of cash of $3,156 held in escrow related to the FC Acquisition to secure certain tax liabilities, cash of $312 held in escrow for purchases from a vendor, cash of $720 held by MiX Telematics Enterprise BEE Trust to be used solely for the benefit of its beneficiaries, cash securing guarantees of $58 issued in respect of property lease agreements entered into by MiX Telematics Australasia, cash securing guarantees of $76 issued in respect of property lease agreements entered into by Fleet Complete Australia.

**[D] Accounts receivable and allowance for credit losses:**

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for credit losses against its accounts receivable for potential losses.

The Company's receivables were evaluated to determine an appropriate allowance for credit losses. For trade receivables, the Company's historical collections were analyzed by the number of days past due to determine the uncollectible rate in each range of days past due and considerations of any changes expected in the future. The estimate of the allowance for credit losses is charged to the allowance for credit losses based on the age of receivables multiplied by the historical uncollectible rate for the range of days past due or earlier if the account is deemed uncollectible for other reasons. Recoveries of amounts previously charged as uncollectible are credited to the allowance for credit losses.

The Company does not have any off-balance sheet credit exposure related to its customers.

An analysis of the allowance for credit losses for the periods ended March 31, 2025 and 2026 is as follows (in thousands):

| | | |
|---|---|---:|
| Allowance for credit losses, March 31, 2024 | $ | 3,197 |
| Current period provision for expected credit losses | | 9,418 |
| Write-offs charged against the allowance | | (8,908) |
| Foreign currency translation | | 350 |
| Allowance for credit losses, March 31, 2025 | $ | 4,057 |
| Current period provision for expected credit losses | | 16,780 |
| Write-offs charged against the allowance | | (12,753) |
| Foreign currency translation | | 1,093 |
| Allowance for credit losses, March 31, 2026 | $ | 9,177 |

**[E] Revenue recognition:**

The Company generates revenue from sales of products and from customer SaaS, data integration and hosting infrastructure fees. The revenue streams are categorized as product revenue and services revenue, based on the nature of the underlying goods and services provided.

Product revenues consists primarily of revenue derived from the sale of hardware devices.

Service revenue consists primarily of revenue derived from the provision of recurring subscription services, as well as professional implementation and other non-recurring services.

The Company also generates revenue through distributor and channel partner arrangements and, to a lesser extent, leasing arrangements.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. Sales, value add, and other taxes collected concurrently with revenue-producing activities are excluded from revenue.

The Company applies the following five-step model under ASC 606 to determine revenue recognition: (i) identification of the contract with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as, the performance obligations are satisfied.

The Company utilizes significant judgment to determine whether control of the hardware has transferred to the customer (i.e. distinct to the customer separate from SaaS services provided). For products which are not distinct to the customer separate from the SaaS services provided, the Company considers both hardware and SaaS services a bundled performance obligation.

## Product Revenue

Product revenue consists primarily of hardware, parts and accessories relating to AI-enabled cameras, in-vehicle telematics devices and in-warehouse devices and sensors.

Product revenue is recognized at a point in time when control transfers to the customer, typically upon shipment or delivery in accordance with contractual terms.

## Recurring Subscription Services

Recurring subscription revenue consists primarily of access to the Company's cloud-based software platforms, data analytics, hosted applications, and connectivity services that enable data transmission between devices and the Company's systems. Subscription arrangements are generally non-cancellable and range from one to five years.

Recurring subscription services represent a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. Accordingly, these services are accounted for as a single performance obligation satisfied over time, as customers simultaneously receive and consume the benefits of the services.

Revenue is recognized ratably over the contractual service period beginning when the services are made available to the customer.

## Professional Implementation and Other Non-Recurring Services

Professional and other non-recurring services consist primarily of implementation, installation, configuration, training, and technical support services.

Revenue from professional services is recognized at a point in time when the services are performed, as these services are typically short-term in nature and customers receive the benefit upon completion of the services provided.

## Distributor and Partner Arrangements

The Company sells its products and services both directly to customers and indirectly through distributors and channel partners.

When another party is involved in providing products or services to the end customer, the Company evaluates the nature of its promise to determine whether it is acting as an agent or principal in the sales transaction. The Company considers itself acting as a principal if it controls the specified products or services before they are transferred to the end customers, otherwise the Company is acting as an agent. The Company determines control as the ability to direct the use of, and obtain substantially all of the remaining benefits from, the products or services. Control includes the ability to prevent others from directing the use of, and obtaining the benefits from, the products or services. Revenue is recognized based on the gross amount of consideration to which the Company expects to be entitled to in exchange for the specified products or services when acting as a principal and is recognized based on any fee or commission to which it expects to be entitled to in exchange for arranging for the specified products or services to be provided by the other party.

**Transaction Price and Allocation - Standalone Selling Price (SSP)**

For contracts containing multiple performance obligations, the Company applies judgment in identifying performance obligations and determining whether promised goods or services are distinct or should be combined as a single performance obligation.

The Company's contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative SSP. Judgment is required to determine the SSP for each distinct performance obligation. The Company generally determines standalone selling prices based on observable prices charged to customers. Significant pricing practices taken into consideration include the Company's discounting practices, the size and volume of its transactions, the customer demographic, price lists, its go-to-market strategy and historical and current sales and contract prices. As the Company's go-to-market strategies evolve, it may modify its pricing practices in the future, which could result in changes to SSP. In certain cases, the Company is able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. The Company uses a single amount to estimate SSP when it has observable prices. If SSP is not directly observable, for example when pricing is highly variable, the Company uses a range of SSP. The Company determines the SSP range using information that may include pricing practices or other observable inputs. The Company typically has more than one SSP for individual products and services due to the stratification of those products and services by customer size.

**Contract Balances**

Contract liabilities (deferred revenue) consist of amounts invoiced or received in advance of satisfying performance obligations, primarily related to subscription, connectivity, maintenance, and support services. Deferred revenue is recognized over the applicable service period and classified as current or long-term based on the timing of expected satisfaction of performance obligations.

**Costs to Obtain Contracts**

Incremental costs of obtaining contracts, primarily sales commissions paid to employees and distributors, are capitalized when the Company expects to recover those costs. These costs are amortized on a systematic basis over the estimated period of benefit, generally one to five years.

**Warranties**

The Company's standard hardware warranties represent assurance-type warranties and are not separate performance obligations under ASC 606. Expected costs associated with these warranties are recognized as an expense when the related products are sold and are accounted for in accordance with ASC 460.

**Remaining Performance Obligations**

The Company has elected the practical expedients permitted under ASC 606 and therefore does not disclose the value of remaining performance obligations for:

(i) contracts with original expected durations of one year or less; and
(ii) contracts for which revenue is recognized in an amount corresponding directly with the value transferred to the customer.

**[F] Inventory:**

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the "moving average" cost method or the first-in first-out ("FIFO") method. Inventory consists of components and finished products.

Inventory write-downs are established in order to report inventories at the lower of cost or net realizable value in the consolidated balance sheets. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for obsolete and slow-moving inventory are estimated based on assumptions of future sales forecasts, product life cycle expectations, the impact of new product introductions, production requirements, and specific identification of items, such as product discontinuance or engineering/material changes and by comparing the inventory levels to historical usage rates.

**[G] Fixed assets and depreciation:**

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. The following table provides the range of estimated useful lives used for each asset type:

| | Useful Life (years) |
|---|---|
| Installed products | 3 - 5 |
| Computer software | 3 - 5 |
| Computers and electronic equipment | 3 - 10 |
| Furniture and fixtures | 5 - 7 |
| Leasehold improvements | Shorter of useful life or lease term |
| Plant and equipment | 1 - 8 |

**[H] Long-lived assets:**

Long-lived assets, which include definite lived intangible assets and fixed assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is assessed by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

**[I] Goodwill and intangibles:**

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. Intangible assets are carried at cost, less accumulated amortization. Intangible assets consist of trademarks and trade names, patents, customer relationships and other intangible assets. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. The Company operates with one operating segment, which is its only reporting unit and aligns with its only reportable segment.

The Company tests for goodwill impairment at the reporting unit level on October 1 of each year and between annual tests if a triggering event indicates the possibility of an impairment. As of October 1, 2025, the Company performed a quantitative assessment whereby the fair value of the reporting unit is calculated using a market approach. The fair value of the reporting unit was substantially more than its carrying value.

During the quarter March 31, 2026, the Company experienced a decline in its market capitalization as a result of a decrease in its stock price, which represented a triggering event requiring the Company's management to perform quantitative goodwill impairment tests. The Company performed a quantitative assessment whereby the fair value of its single reporting unit, including the implied control premium, was estimated and compared to its market capitalization as of March 31, 2026 to determine if the fair value is reasonable compared to external market indicators. Market capitalization is determined by multiplying the number of shares of common stock outstanding by the market price of its common stock as of the assessment date. The control premium, or the amount paid by a new controlling shareholder for the benefits resulting from synergies and other potential benefits derived from controlling the acquired company, is determined by utilizing data from publicly available premium studies for similarly situated public company transactions. As a result of this quantitative assessment, the Company determined that the fair value of the reporting unit was not less than its carrying amount and thus goodwill was not impaired as of March 31, 2026. Changes in judgments, assumptions, and estimates could result in significantly different fair value estimates.

For the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, the Company did not incur an impairment charge.

**[J] Product warranties:**

The Company typically provides a 1 to 8-year warranty on its products. Estimated future warranty costs are accrued in the period that the related revenue is recognized and are included in accrued expenses and other current liabilities in the consolidated balance sheets. These estimates are derived from historical data and trends of product reliability and costs of repairing and replacing defective products.

**[K] Research and development:**

Research and development costs are charged to expense as incurred and consist primarily of salaries and related expenses, supplies and contractor costs. Research and development costs were $8,380, $2,018, $16,061 and $18,359 for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, respectively. The Company capitalizes the portion of its internal-use software development costs that meets the criteria for capitalization.

**[L] Internal-use software and technology:**

The Company capitalizes as intangible assets, internal-use software acquired or developed solely to meet the Company's internal needs. Costs, excluding general and administrative costs such as general overheads, legal, research, business process engineering and data conversion costs, are capitalized from the date on which management implicitly or explicitly authorizes, or commits to fund, the project, and it is probable that the project will be completed and the software will perform the intended function (application development stage). All costs incurred during the preliminary development stage are expensed. Capitalization ceases when the project is substantially complete and the software is ready for its intended use.

Costs, including annual licenses, associated with maintaining computer software programs, and training costs are expensed as incurred. Costs incurred for upgrades and enhancements (modifications to existing internal-use software that provides additional functionality) are capitalized during the application development stage.

Software capitalized is amortized on a straight-line basis over its estimated useful life ranging from 3 to 5 years, commencing on the date when the software is ready for its intended use.

**[M] Patent costs:**

Costs incurred in connection with acquiring patent rights are charged to expense as incurred.

**[N] Concentration of credit risk:**

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

For the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, there were no customers who generated revenues greater than 10% of the Company's consolidated total revenues or generated greater than 10% of the Company's consolidated accounts receivable.

**[O] Benefit plan:**

The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. All employees with U.S. source income are eligible to participate in the plan immediately upon employment. For the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, the Company contributed $379, $88, $456, and $567, respectively, to the plan.

**[P] Severance pay:**

The liability of the Company's subsidiaries in Israel for severance pay is calculated pursuant to Israel's Severance Pay Law 5273-1963 (the "Severance Law") based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date and are presented on an undiscounted basis. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The liability for the Company and its subsidiaries in Israel is fully provided by monthly deposits with insurance policies and by accrual. The value of these policies is recorded as an asset and classified as severance payable fund in the Company's consolidated balance sheets.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits or losses accumulated to balance sheet date.

Some of the Company's employees are subject to Section 14 of the Severance Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the consolidated balance sheets as the severance pay risks have been irrevocably transferred to the severance funds.

**[Q] Stock-based compensation:**

The Company operates various stock-based compensation plans, under which the entity receives services from employees as consideration for equity instruments of the Company. Settlement has taken place out of a fresh issue of shares. The Company accounts for stock-based employee compensation for all share-based payments, including grants of stock options, restricted stock and stock appreciation rights, as an operating expense based on their fair values on the grant date. The Company recorded stock-based compensation expense of $3,908, $1,028, $9,362, and $7,541, for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, respectively.

The Company estimates the fair value of share-based option awards on the grant date using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's consolidated statements of operations. The Company estimates forfeitures at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company's historical rates of forfeitures. Estimated forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company grants restricted stock units ("RSUs") and performance stock units ("PSUs") to employees and directors under its equity incentive plans.

Each RSU represents a contingent right to receive one share of the Company's common stock upon vesting. RSUs are generally subject to service-based vesting conditions and vest in equal installments over a three-year period, provided the recipient remains employed by, or continues to provide service to, the Company through each applicable vesting date.

PSUs represent the right to receive a variable number of shares of the Company's common stock upon vesting, subject to the achievement of specified performance criteria and continued service requirements.

The grant-date fair value of RSUs is based on the closing market price of the Company's common stock on the grant date and is recognized as stock-based compensation expense on a straight-line basis over the requisite service period. Compensation expense for RSUs with performance conditions is recognized over the requisite service period when achievement of the performance conditions becomes probable.

The PSU's vest upon the achievement of specified performance targets established for the Company's executive officers and senior management team, subject to the continued employment of the participant through the applicable vesting date. Compensation expense related to these awards is recognized over the requisite service period based on the grant-date fair value of the awards and the probability of achieving the applicable performance conditions.

**[R] Income taxes:**

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are measured by applying enacted statutory rates to net operating loss carryforwards and to the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes uncertainty in income taxes in the financial statements using a recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. The Company applies the "more-likely-than-not" recognition threshold to all tax positions, commencing at the adoption date of the applicable accounting guidance, which resulted in no unrecognized tax benefits as of such date. Additionally, there have been no unrecognized tax benefits subsequent to adoption. The Company has opted to classify interest and penalties that would accrue according to the provisions of relevant tax law as selling, general, and administrative expenses and incomes taxes, respectively, in the consolidated statements of operations. For the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, interest and penalties were immaterial. The Company elected to account for the U.S. tax on its Global Intangible Low-Taxed Income ("GILTI") from its foreign subsidiaries as a period cost and, therefore included GILTI expense in its effective tax rate calculation.

**[S] Fair value of financial instruments:**

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those levels:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's estimates of market participant assumptions.

The carrying value of finance lease receivables approximates fair value due to the interest rate implicit in the instruments approximating current market rates. The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and short-term bank debt approximates their fair values due to the short period to maturity of these instruments. The fair value of the loans to external parties included in other non-current assets is determined using unobservable market data (Level 3 inputs) that represent management's estimate of current interest rates that a commercial lender would charge borrowers. The fair value of the Company's debt is based on observable relevant market information and future cash flows discounted at current rates, which are Level 2 measurements. The Prepayment Derivative (as defined below) within the RMB Facilities (as defined below) is classified as a Level 3 in the fair value hierarchy due to the use of at least one significant unobservable input which is the credit spread volatility (see Note 11).

Fair value measurement of financial assets and liabilities on a recurring basis (in thousands):

| | As of March 31, 2026 | | | | |
| --- | --- | --- | --- | --- | --- |
| | | Fair Value | | | |
| | Carrying Amount | Total Fair Value | Level 1 | Level 2 | Level 3 |
| Debt | $ 280,024 | $ 281,081 | $ — | $ 281,081 | $ — |
| Prepayment derivative | $ 3,505 | $ 3,505 | $ — | $ — | $ 3,505 |

| | As of March 31, 2025 | | | | |
| --- | --- | --- | --- | --- | --- |
| | | Fair Value | | | |
| | Carrying Amount | Total Fair Value | Level 1 | Level 2 | Level 3 |
| Loans to external parties | $ 194 | $ 194 | $ — | $ — | $ 194 |
| Debt | $ 273,792 | $ 275,179 | $ — | $ 275,179 | $ — |
| Prepayment derivative | $ 2,730 | $ 2,730 | $ — | $ — | $ 2,730 |

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values (in thousands):

| | Loans to external parties | Prepayment derivative |
| --- | --- | --- |
| Balance at March 31, 2024 | $ — | $ 2,226 |
| Assumed in business combinations | 474 | — |
| Repayments | (294) | — |
| Foreign currency translation difference | 14 | — |
| Net change in fair value | — | 504 |
| Balance at March 31, 2025 | 194 | 2,730 |
| Repayments | (207) | — |
| Foreign currency translation difference | 13 | — |
| Net change in fair value | — | 775 |
| Balance at March 31, 2026 | $ — | $ 3,505 |

There were no transfers between Level 1 or Level 2, or transfers in or out of Level 3, of the fair value hierarchy during the years ended March 31, 2025 and 2026.

**[T] Advertising and marketing expense:**

Advertising and marketing costs are expensed as incurred and are classified as selling, general and administrative expenses on the consolidated statements of operations. Advertising and marketing expense for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026 amounted to $2,300, $1,698 $5,000 and $7,551, respectively.

**[U] Foreign currency:**

The Company's reporting currency is the U.S dollar ("USD"). For businesses where the majority of the revenues are generated in USD and a substantial portion of the costs are incurred in USD, the Company's management believes that the USD is the primary currency of the economic environment and thus their functional currency. The Company also has foreign operations where the functional currency is the local currency. For these operations, assets and liabilities are translated using the end-of-period exchange rates and revenues, expenses and cash flows are translated using average rates of exchange for the period. Equity is translated at the rate of exchange at the date of the equity transaction. Translation adjustments are recognized in stockholders' equity as a component of accumulated other comprehensive income (loss).

Foreign currency transaction gains and losses related to operational expenses denominated in a currency other than the functional currency are included in the determination of net income (loss). Foreign currency transaction gains (losses) primarily related to long-term debt of $839, $(43), $(1,790) and $(3,862) for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and March 31, 2026, respectively, are included in interest expense in the consolidated statements of operations.

**[V] Commitments and contingencies:**

From time to time, the Company is involved in various litigation matters involving claims incidental to its business and acquisitions, including employment matters, acquisition-related claims, patent infringement and contractual matters, among other issues. While the outcome of any such litigation matters cannot be predicted with certainty, management currently believes that the outcome of these proceedings, including the matters described below, either individually or in the aggregate, will not have a material adverse effect on its business, results of operations or financial condition. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable.

**[W] Recently adopted accounting pronouncements:**

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and was adopted prospectively by the Company during the year ended March 31, 2026. See Note 17 and consolidated statements of cash flow for details.

**[X] Recently issued accounting pronouncements:**

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses " ("ASU 2024-03"), which requires disclosure in a tabular format, on an annual and interim basis, purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. The guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the effect of adopting ASU 2024-3.

On September 18, 2025, the FASB released ASU 2025-06, which amends certain aspects of the accounting for, and disclosure of, software costs under ASC 350-40. The amendments also supersede the guidance on website development costs in ASC 350-50 and relocate that guidance, along with the recognition requirements for development costs specific to websites, to ASC 350-40. Although the ASU makes targeted improvements to ASC 350-40, it does not fully align the framework for accounting for internally developed software costs that are subject to ASC 350-40 with the framework applied to software to be sold or marketed externally that is subject to ASC 985-20. The FASB also chose not to amend the guidance on costs of software licenses that are within the scope of ASC 985-20. The amendments "are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods." Early adoption is permitted as of the beginning of an annual reporting period. The Company is evaluating the effect of adopting ASU 2025-06.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements ("ASU 2025-12"), which includes technical corrections and clarifications to various Topics in the FASB Accounting Standards Codification. The amendments are intended to improve the clarity and consistency of existing guidance and are not expected to significantly change current accounting practice. The amendments are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the effect of adopting ASU 2025-12.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements ("ASU 2025-11"), which clarifies the application of interim reporting guidance and improves the organization's required interim disclosures. The standard is effective for interim reporting periods beginning after December 15, 2027 for public business entities. Early adoption is permitted. The Company is evaluating the effect of adopting ASU 2025-11.

**[Y] Business combinations:**

In accordance with ASC 805, Business Combinations ("ASC 805"), the Company recognizes the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair value. During the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase to the extent that it identifies adjustments to the preliminary fair values. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, any subsequent adjustments are recorded to the consolidated statements of operations.

**[Z] Restructuring expenses**

The Company records one-time employee termination benefits associated with exit or disposal activities in accordance with ASC 420-10, Exit or Disposal Cost Obligations ("ASC 420"), and post-employment benefits under ASC 712-10, Compensation – Nonretirement Postemployment Benefits, when such obligations are probable and reasonably estimable.

A liability for one-time termination benefits is recognized on the date the plan is communicated to affected employees, provided that no more-than-insignificant future service is required. Contract termination and other exit costs are recognized when the related obligation is incurred.

Lease-related items are accounted for in accordance with ASC 842, Leases ("ASC 842"), including right-of-use ("ROU") asset impairments and lease modifications. Only costs that are not lease liabilities under ASC 842 and that meet the recognition criteria of ASC 420 are included in restructuring charges.

The Company reassesses expected restructuring expenses each reporting period and records adjustments to estimates, including reversals, as necessary.

**[AA] Non-controlling interests**

The Company presents non-controlling interests in consolidated entities within equity, separate from the equity attributable to Powerfleet stockholders, to the extent that such non-controlling interests do not have redemption features that are not solely within the control of the Company, as discussed below. Net income (loss) attributable to non-controlling interests is presented below net income (loss) before non-controlling interest. Earnings per share is determined after the impact of the non-controlling interests' share in net income of the Company.

**[AB] Redeemable non-controlling interests**

The Company presents non-controlling interests in the mezzanine ("temporary equity") section of the consolidated balance sheets, between liabilities and equity, to the extent that such non-controlling interests have redemption features, such as a put option, that is redeemable at a fixed or determinable price on a fixed or determinable date at the option of the holder, or upon the occurrence of an event that is not solely within the control of the Company. Due to its redeemable features that are outside the control of the Company, the redeemable non-controlling interest is and will continue to be reported in the mezzanine section in the consolidated balance sheets for as long as the put option is exercisable by the option holder. The carrying amount of the redeemable non-controlling interest, initially valued at fair value as part of acquisition accounting, is adjusted each reporting period to equal the greater of the (i) redemption value or (ii) carrying value of the non-controlling interest, adjusted each reporting period through income or loss attributable to the non-controlling interest and adjusted for any distributions made to date. Any measurement adjustments, if applicable, to the redeemable non-controlling interest are recognized in additional paid-in capital in the consolidated balance sheets. Refer to Note 3 herein for further details related to the redeemable non-controlling interests.

**NOTE 3 - ACQUISITION**

**Acquisition During Fiscal Year 2026**

**RTS Acquisition**

On February 1, 2026 (the "RTS Closing Date"), MiX Telematics Africa (Pty) Ltd. ("MiX Africa"), a wholly owned subsidiary of the Company, entered into an agreement for the acquisition of RTS Solutions Africa (Pty) Ltd. ("RTS") from Macrocomm Group (Pty) Ltd ("Macrocomm"). Mix Africa acquired 100% of the issued and outstanding equity shares of RTS in exchange for the issuance of 127 shares of MiX Africa to Macrocomm, representing 11.27% of MiX Africa's outstanding equity shares with an issuance date fair value of $8,765, which constituted the total consideration transferred to Macrocomm.

The RTS Acquisition met the criteria for a business combination to be accounted for using the acquisition method under ASC 805 with the Company identified as the legal and the accounting acquirer.

**Allocation of Purchase Price**

The purchase price was allocated to the assets and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. Goodwill is primarily attributed to the assembled workforce, expected synergies from future expected economic benefits, including enhanced revenue growth from expanded products and capabilities, as well as substantial cost savings from duplicative overheads, streamlined operations and enhanced efficiency. Goodwill is not deductible for tax purposes.

The allocation of purchase price was as follows (in thousands):

| Assets acquired: | | |
|---|---|---|
| Cash and cash equivalents | $ | 247 |
| Accounts receivable, net | | 909 |
| Inventory, net | | 1,320 |
| Prepaid expenses and other current assets | | 17 |
| Fixed assets, net | | 75 |
| Intangible assets, net | | |
| Trade name | | 586 |
| Developed technology | | 558 |
| Total assets acquired | $ | 3,712 |
| | | |
| **Liabilities assumed:** | | |
| Accounts payable and accrued expenses | $ | 213 |
| Lease liability - current | | 62 |
| Deferred tax liability | | 309 |
| Total liabilities assumed | $ | 584 |
| | | |
| Total identifiable net assets acquired | $ | 3,128 |
| Goodwill | | 5,637 |
| Purchase price consideration | $ | 8,765 |

Total revenue and net income of RTS included in the consolidated statement of operations for the year ended March 31, 2026 was $708 and $1, respectively.

The above fair values of assets acquired and liabilities assumed are based on the information that was available as of the reporting date. The Company's allocation of the purchase price to certain assets acquired and liabilities assumed is provisional and the Company will continue to adjust those estimates as additional information pertaining to events or circumstances present at February 1, 2026 becomes available and final valuation and analysis are completed. The fair values of the assets acquired and liabilities assumed, including the identifiable assets acquired, have been preliminarily determined using the income and cost approach, and are partially based on inputs that are unobservable. The Company used discounted cash flow analyses to assess certain components of its purchase price allocation as a result of the acquisition. The fair value of the market related intangible asset was determine using an income approach based on the relief from royalty method. The fair value of the developed technology was determined using the multi-period excess earnings method.

For the fair value estimates, the Company used (i) forecasted future cash flows, (ii) historical and projected financial information, (iii) revenue growth rates, (iv) customer attrition rates, (v) royalty rates, and (vi) discount rates, as relevant, that market participants would consider when estimating fair values.

The Company believes that the information provides a reasonable basis for estimating the fair values of the acquired assets and assumed liabilities, but the potential for measurement period adjustments exists based on the Company's continuing review of matters related to the acquisition. Adjustments to the preliminary fair value of the assets acquired and assumed liabilities during the measurement period, which extends through January 31, 2027, will be recorded during the period in which the adjustments are determined, including the effect on earnings of any amounts we would have recorded in previous periods if the accounting had been completed (i.e. the historical reported financial statements will not be retrospectively adjusted).

The provisional amounts for assets acquired and liabilities assumed include:

- The fair value of accounts receivable and other receivables, which may be subject to adjustment for reassessment of collectability as of the date of acquisition, collections and other adjustment subsequent to the acquisition;
- Fixed assets, for which the preliminary estimates are subject to revision for finalization of preliminary appraisals;
- Lease liabilities, which will be subject to adjustment upon completion of the review of the inputs, including sublease assumptions, for the calculations;
- Acquired inventory, which values are still being assessed on an individual basis;
- Acquired intangible assets will be subject to adjustment as additional assets are identified, estimates and forecasts are refined and disaggregated, useful lives are finalized, and other factors deemed relevant are considered;
- Deferred income taxes will be subject to adjustment based upon the completion of the review of the book and tax bases of assets acquired and liabilities assumed, and the impact of the revisions of estimates for the items; and
- Goodwill will be subject to adjustment for the impact of the revisions of estimates for these items described above.

The Company will finalize the purchase price allocation no later than one year from the acquisition date.

**Acquired Identifiable Intangible Assets**

The following table sets forth preliminary estimated fair values of the components of the identifiable intangible assets acquired (in thousands) and their estimated useful lives:

|  | Fair value | Weighted-average useful lives |
|---|---|---|
| Trade name | $ 586 | 14 years |
| Developed technology | 558 | 5 years |
|  | $ 1,144 |  |

**Acquisition - Related Expenses**

The Company expensed a total of $225 of acquisition-related costs in the consolidated statements of operations related to the RTS Acquisition in the year ended March 31, 2026. Acquisition-related costs are classified as selling, general and administrative expenses in the consolidated statements of operations.

**Financial Information**

If the business acquired in the RTS Acquisition was acquired on April 1, 2025, it would have contributed revenue of $4.1 million and a net loss of $356 for the year ended March 31, 2026, of which $153 related to the amortization of acquired identifiable intangible assets.

**Redeemable Non-Controlling Interests**

In connection with the RTS Acquisition, MiX Africa and MiX Telematics Ltd entered into a shareholders agreement with Macrocomm, which provides, among other things, Macrocomm with an option, exercisable within six months following the fifth year anniversary of consummation of the RTS Acquisition, to require MiX Africa or its nominee to purchase all equity interests in MiX Africa held by Macrocomm for either (i) the greater of (x) an amount based on a predetermined formula applied to MiX Africa's revenue for the immediately preceding financial year and (y) R90,000, with settlement in cash, and (ii) a fixed number of shares of the Company's common stock (provided that the Company's common stock is then-listed on the Johannesburg Stock Exchange) (the "Put Option").

As a result of the put option redemption feature, and because the redemption is not solely within the control of the Company, the non-controlling interest is considered redeemable and is classified in temporary equity within the Company's consolidated balance sheets, initially at its acquisition date fair value. The non-controlling interest is adjusted each reporting period for income (or loss) attributable to the non-controlling interest and any applicable distributions made. Although the non-controlling interest is not currently redeemable, the Company has concluded that it is probable that it will become redeemable in the future. Accordingly, because the Company has elected the immediate method to recognize changes in the redemption value as they occur, each reporting period a measurement period adjustment, if any, is recorded to adjust the non-controlling interest to the greater of (x) the redemption value, assuming it was redeemable at the reporting date, or (y) its carrying value. The fair value of the redeemable non-controlling interest, including the Put Option, recognized on the acquisition date was $8,765. The fair value was estimated by applying the Monte Carlo simulation method. Key assumptions include risk-neutral expected growth rates based on management's assessments of expected growth in revenue of MiX Africa, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at an appropriate discounting rate.

The table below presents the reconciliation of changes in redeemable non-controlling interests (in thousands):

|  | Year ended March 31, 2026 |
|---|---|
| Beginning balance | $ — |
| Issuance of redeemable non-controlling interest | 8,765 |
| Rebalancing of ownership percentage between parent and subsidiaries | (3,364) |
| Net income (loss) attributable to redeemable non-controlling interest | 608 |
| Ending balance | $ 6,009 |

Pursuant to ASC 810, Consolidation, on the accounting and reporting for non-controlling interests and changes in ownership interests of a subsidiary, changes in a parent's ownership interest (and transactions with non-controlling interests unit holders in the subsidiary) while the parent retains its controlling interest in its subsidiary should be accounted for as equity transactions. The carrying value of the non-controlling interests shall be adjusted to reflect the change in its ownership interest in the subsidiary, with the offset to equity attributable to the parent. Accordingly, as a result of the issuance of 127 shares of common stock of Mix Africa to Macrocomm on February 4, 2026 (pursuant to the RTS acquisition), which resulted in a change to the ownership percentages between Powerfleet stockholders' equity and non-controlling interests in Mix Africa, the Company has decreased the above redeemable non-controlling interests in MiX Africa and increased additional paid-in capital in the Company's stockholders' equity by $3,364 as of March 31, 2026.

**Reconciliation of Acquisition, Net of Cash Assumed**

The following table is a reconciliation of acquisition, net of cash assumed in the consolidated statements of cash flows for the period ended March 31, 2026 (in thousands):

| | | |
|---|---|---:|
| RTS Acquisition | $ | 247 |
| Powerfleet Africa Sky | | (192) |
| Acquisition, net of cash assumed | $ | 55 |

**Acquisitions During Fiscal Year 2025**

**MiX Combination**

On the Implementation Date (April 2, 2024), the Company consummated the MiX Combination, pursuant to which Powerfleet Sub acquired all the issued ordinary shares of MiX Telematics (including those represented by MiX Telematics' American Depositary Shares) through the implementation of a scheme of arrangement in accordance with Sections 114 and 115 of the South African Companies Act, No 71 of 2008, as amended, in exchange for shares of the Company's common stock. As a result, MiX Telematics became the Company's indirect, wholly owned subsidiary.

The MiX Combination met the criteria for a business combination to be accounted for using the acquisition method under ASC 805, with the Company identified as the legal and the accounting acquirer.

The Company was determined to be the accounting acquirer under ASC 805, based on the evaluation of the following facts and circumstances favoring Powerfleet as the accounting acquirer over those supporting MiX Telematics as the accounting acquirer:
- The majority of the Company's board of directors following the MiX Combination was composed of directors with prior affiliation to the Company. In addition, the Company's Chairperson continued in the role following the MiX Combination;
- Following the MiX Combination, the majority of the senior management team, including the Chief Executive Officer, comprised the Company's senior management team who were already operating in that capacity for the Company prior to the MiX Combination;
- While the voting rights of 65.5% in favor of MiX Telematics was an indicator that MiX Telematics may have been the acquirer, the Company believed that the weight of the indicator was tempered given that the negotiated premium paid by Powerfleet to MiX Telematics contributed to the relative ownership split and that, qualitatively, the significant reduction in the carryover MiX Telematics institutional investor base would have reduced the legacy MiX Telematics shareholders' ability to control the combined entity, particularly in the light of the significant concentration of institutional investors on the Powerfleet side; and
- While no individual or organized group owned a large minority interest in the combined entity, the largest institutional investor following the MiX Combination was an investor of legacy Powerfleet. Additionally, immediately following the closing of the MiX Combination, 30% of the approximately 35% of total shares held by shareholders of legacy Powerfleet were concentrated in the Company's top 20 institutional shareholders, compared to only 9% of the approximately 65% of total shares held by shareholders of legacy MiX Telematics.

The estimated fair value of the consideration transferred for MiX Telematics was $369,823 as of the Implementation Date, which consisted of the following:

| (in thousands, except for share price and exchange ratio) | | April 2, 2024 |
|---|---|---:|
| Number of MiX Telematics ordinary shares outstanding | | 554,021 |
| Exchange ratio | | 0.12762 |
| Shares of Powerfleet common stock issued for MiX Telematics ordinary shares outstanding | | 70,704 |
| Powerfleet stock price* | | 5.12 |
| Fair value of Powerfleet common stock transferred to MiX Telematics shareholders | $ | 362,005 |
| Replacement of acquiree's equity awards by the acquirer** | | 7,818 |
| Total fair value of consideration | $ | 369,823 |

* Powerfleet's closing share price on April 2, 2024.
** The portion of the fair-value-based measurement of the replacement award that is part of the consideration transferred in exchange for the acquiree equals the portion of the acquiree award that is attributable to pre-combination vesting.

**Allocation of Purchase Price**

The purchase price was allocated to the assets and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. Goodwill is attributed to the assembled workforce, expected synergies from future expected economic benefits, including enhanced revenue growth from expanded products and capabilities, as well as substantial cost savings from duplicative overheads, streamlined operations and enhanced efficiency. Goodwill is not deductible for tax purposes.

The allocation of purchase price was as follows (in thousands):

|  | | April 2, 2024 |
| --- | --- | --- |
| **Assets acquired:** | | |
| Cash and cash equivalents | $ | 26,737 |
| Restricted cash | | 794 |
| Accounts receivable, net | | 24,250 |
| Inventory, net | | 4,142 |
| Prepaid expenses and other current assets | | 8,886 |
| Fixed assets, net | | 35,587 |
| Intangible assets, net | | 153,000 |
| Right-of-use asset | | 3,794 |
| Deferred tax assets | | 1,093 |
| Other assets | | 973 |
| Total assets acquired | $ | 259,256 |
| | | |
| **Liabilities assumed:** | | |
| Short-term bank debt and current maturities of long-term debt | $ | 20,158 |
| Accounts payable and accrued expenses | | 26,400 |
| Deferred revenue - current | | 6,394 |
| Lease liability - current | | 859 |
| Income taxes payable | | 355 |
| Lease liability - less current portion | | 2,852 |
| Deferred tax liability | | 48,725 |
| Other long-term liabilities | | 484 |
| Total liabilities assumed | $ | 106,227 |
| | | |
| Total identifiable net assets acquired | $ | 153,029 |
| Non-controlling interest | | (5) |
| Goodwill | | 216,799 |
| Purchase price consideration | $ | 369,823 |

The fair values of the assets acquired and liabilities assumed, including the identifiable assets acquired, have been determined using the income and cost approach, and are partially based on inputs that are unobservable. The Company used discounted cash flow ("DCF") analyses to assess certain components of its purchase price allocation. The fair value of the customer relationships was determined using the multi-period excess earnings method. The fair value of the tradename and developed technology was determined using an income approach based on the relief from royalty method.

For the fair values, the Company used (i) forecasted future cash flows, (ii) historical and projected financial information, (iii) synergies including cost savings, (iv) revenue growth rates, (v) customer attrition rates, (vi) royalty rates, and (vii) discount rates, as relevant, that market participants would consider when estimating fair values.

The initial accounting for the business combination was complete at December 31, 2024. The fair values of the identifiable assets acquired and liabilities assumed are final and therefore, adjustments to them and the resulting goodwill will not occur in future.

**Acquired Identifiable Intangible Assets**

The following table sets forth the fair values of the components of the identifiable intangible assets acquired and their estimated useful lives:

| (in thousands) | | Fair value | Weighted-average useful lives |
|---|---|---|---|
| Trade name | $ | 10,000 | 14 years |
| Developed technology | | 30,000 | 5 years |
| Customer relationships | | 113,000 | 13 years |
| | $ | 153,000 | |

**Acquisition-Related Expenses**

The Company expensed a total of $21,177 of acquisition-related costs related to the MiX Combination, $15,377 of which was expensed in the year ended March 31, 2025. Acquisition-related costs are classified as selling, general and administrative expenses in the consolidated statements of operations.

**Financial Information**

The business acquired in the MiX Combination contributed revenue of $171,167 and a net loss of $10,730 for the year ended March 31, 2025.

**FC Acquisition**

On the FC Closing Date (October 1, 2024), the Company consummated the FC Acquisition, pursuant to which Fleet Complete became an indirect, wholly owned subsidiary of the Company in exchange for payment by the Purchasers of an aggregate purchase price of $190,000, subject to certain customary working capital and other adjustments as described in the Purchase Agreement (as adjusted, the "Purchase Price").

The FC Acquisition met the criteria for a business combination to be accounted for using the acquisition method under ASC 805, Business Combinations, with the Company identified as the legal and the accounting acquirer.

The estimated fair value of the consideration transferred for the FC Acquisition was $189,950 as of the FC Closing Date, which consisted of the following:

| (in thousands, except for share price) | | October 1, 2024 |
|---|---|---|
| Shares of Powerfleet common stock issued | | 4,286 |
| Powerfleet stock price* | | 4.98 |
| Fair value of Powerfleet common stock transferred | $ | 21,343 |
| Cash consideration paid to former shareholders | | 16,225 |
| Repayment of Fleet Complete's existing debt | | 152,382 |
| Total fair value of consideration | $ | 189,950 |

* Powerfleet's closing share price on October 1, 2024.

$60,000 of the cash portion of the Purchase Price was funded by the Private Placement, as described below, and $125,000 of the cash portion of the Purchase Price was funded with a senior secured term loan facility provided by RMB, as described in Note 11 below.

Concurrently with the closing of the FC Acquisition, on October 1, 2024, the Company consummated a private placement contemplated by the Subscription Agreement, dated as of September 18, 2024, by and among the Company and various accredited investors party thereto (the "Investors"), pursuant to which the Investors purchased from the Company, and the Company issued to such Investors, an aggregate of 20,000 shares of the Company's common stock at a price per share of $3.50 for aggregate gross proceeds of $70,000 (the "Private Placement"). $60,000 of such gross proceeds funded a portion of the Purchase Price with the remaining $10,000 in proceeds expected to be used by the Company for working capital and general corporate purposes. Timing of the receipt of proceeds, gross of issuance costs, was $62,000 by September 30, 2024, with the remaining $8,000, net of costs, received on October 1, 2024.

**Allocation of Purchase Price**

The purchase price was allocated to the assets and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. Goodwill is primarily attributed to the assembled workforce, expected synergies from future expected economic benefits, including enhanced revenue growth from expanded products and capabilities, as well as substantial cost savings from duplicative overheads, streamlined operations and enhanced efficiency. Goodwill is not deductible for tax purposes.

The allocation of purchase price was as follows (in thousands):

| | | October 1, 2024 |
|---|---|---|
| **Assets acquired:** | | |
| Cash and cash equivalents | $ | 3,964 |
| Accounts receivable, net | | 19,990 |
| Inventory, net | | 6,598 |
| Prepaid expenses and other current assets | | 9,144 |
| Fixed assets, net | | 3,693 |
| Intangible assets, net | | 101,261 |
| Identifiable intangible assets acquired | | 99,000 |
| Computer software | | 2,261 |
| Right-of-use asset | | 2,823 |
| Deferred tax assets | | — |
| Other assets | | 4,555 |
| Total assets acquired | $ | 152,028 |
| | | |
| **Liabilities assumed:** | | |
| Accounts payable and accrued expenses | $ | 30,857 |
| Deferred revenue - current | | 3,088 |
| Lease liability - current | | 2,965 |
| Deferred revenue - less current portion | | 1,118 |
| Lease liability - less current portion | | 75 |
| Accrued severance payable | | 216 |
| Deferred tax liability | | 5,599 |
| Other long-term liabilities | | 405 |
| Total liabilities assumed | $ | 44,323 |
| | | |
| Total identifiable net assets acquired | $ | 107,705 |
| Goodwill | | 82,245 |
| Purchase price consideration | $ | 189,950 |

The above fair values of assets acquired and liabilities assumed, including identifiable assets acquired, have been determined using the income and cost approach, and are partially based on inputs that are unobservable. The Company used discounted cash flow analyses to assess certain components of its purchase price allocation. The fair value of the customer relationships was determined using the multi-period excess earnings method. The fair value of the tradename and developed technology was determined using an income approach based on the relief from royalty method.

For the fair value estimates, the Company used (i) forecasted future cash flows, (ii) historical and projected financial information, (iii) synergies including cost savings, (iv) revenue growth rates, (v) customer attrition rates, (vi) royalty rates, and (vii) discount rates, as relevant, that market participants would consider when estimating fair values.

The initial accounting for the business combination was completed as of September 30, 2025. The fair values of the identifiable assets acquired and liabilities assumed are final and will not be subsequently adjusted. Accordingly, no future adjustments to these amounts or to the resulting goodwill will be recorded.

**Acquired Identifiable Intangible Assets**

The following table sets forth estimated fair values of the components of the identifiable intangible assets acquired and their estimated useful lives:

| (in thousands) | | Fair value | Weighted-average useful lives |
|---|---|---|---|
| Trade name | $ | 4,000 | 4.5 years |
| Developed technology | | 25,000 | 5.5 years |
| Customer relationships | | 70,000 | 9.5 years |
| | $ | 99,000 | |

**Acquisition-Related Expenses**

The Company expensed a total of $6,443 and $1,160 of acquisition-related costs in the consolidated statements of operations related to the FC Acquisition in the years ended March 31, 2025 and March 31, 2026, respectively. Acquisition-related costs are classified as selling, general and administrative expenses in the consolidated statements of operations.

**Financial Information**

If the business acquired in the FC Acquisition was acquired on April 1, 2024, it would have contributed revenue of $119,627 and a net loss of $8,705 for the year ended March 31, 2025.

**Reconciliation of Acquisition, Net of Cash Assumed**

The following table is a reconciliation of acquisition, net of cash assumed in the consolidated statements of cash flows for the period ended March 31, 2025 (in thousands):

| | | |
|---|---|---|
| MiX Combination: | | |
| Cash and cash equivalents | $ | 26,737 |
| Restricted cash | | 794 |
| FC Acquisition: | | |
| Cash consideration paid to former shareholders | | (16,225) |
| Repayment of Fleet Complete's existing debt | | (152,382) |
| Cash and cash equivalents | | 3,964 |
| Restricted cash | | — |
| Acquisition, net of cash assumed | $ | (137,112) |

**NOTE 4 - REVENUE RECOGNITION**

The following table presents the Company's revenues disaggregated by revenue source for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026 (in thousands):

| | Year Ended December 31, | | Three Months Ended March 31, | | Year Ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | 2023 | | 2024 | | 2025 | | 2026 | |
| Products | $ | 49,741 | $ | 12,080 | $ | 85,584 | $ | 83,975 |
| Services | | 83,995 | | 21,660 | | 276,931 | | 359,802 |
| | $ | 133,736 | $ | 33,740 | $ | 362,515 | $ | 443,777 |

The balances of contract assets and contract liabilities from contracts with customers are as follows as of March 31, 2025 and 2026 (in thousands):

| | March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | | 2026 | |
| Contract Assets: | | | | |
| Deferred contract cost [1] | $ | 11,894 | $ | 12,431 |
| Deferred costs - current | $ | 2 | $ | — |
| | | | | |
| Contract Liabilities: | | | | |
| Deferred revenue – services [2] | $ | 21,466 | $ | 23,337 |
| Deferred revenue – products [2] | | 1,106 | | 827 |
| | | 22,572 | | 24,164 |
| Less: Deferred revenue – current | | (17,375) | | (20,159) |
| Deferred revenue – long term | $ | 5,197 | $ | 4,005 |

[1] Deferred Contract costs are included in Other assets on the consolidated balance sheet.

[2] The Company records deferred revenues when cash payments are received or due in advance of the Company's performance. For the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, the Company recognized revenue of $6,046, $1,975, $4,666 and $22,203, respectively, which was included in the deferred revenue balance at the beginning of each reporting period. The Company expects to recognize as revenue through year 2030, when it transfers those goods and services and, therefore, satisfies its performance obligation to the customers.

## NOTE 5 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets comprise the following (in thousands):

| | March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | | 2026 | |
| Sales-type lease receivables, current | $ | 1,062 | $ | 831 |
| Prepaid expenses | | 9,038 | | 8,865 |
| Contract assets | | 5,088 | | 5,017 |
| Tax receivables | | 553 | | 1,190 |
| VAT receivable | | 1,901 | | 1,669 |
| Sundry debtors | | 5,424 | | 4,037 |
| Other current assets | | 253 | | 485 |
| | $ | 23,319 | $ | 22,094 |

**NOTE 6 - INVENTORY**

Inventory, which primarily consists of finished goods and components used in the Company's products, is stated at the lower of cost or net realizable value using the weighted-average cost method or the first-in first-out (FIFO) method.

Inventories consist of the following (in thousands):

| | March 31, | | |
| | 2025 | | 2026 |
|---|---|---|---|
| Components | $ | 11,859 | $ | 8,495 |
| Finished goods, net | | 6,491 | | 13,953 |
| | $ | 18,350 | $ | 22,448 |

**NOTE 7 - FIXED ASSETS**

Fixed assets are stated at cost, less accumulated depreciation and amortization, and are summarized as follows (in thousands):

| | March 31, | | |
| | 2025 | | 2026 |
|---|---|---|---|
| Installed and uninstalled products | $ | 61,564 | $ | 73,750 |
| Computer software | | 11,523 | | 11,807 |
| Computer and electronic equipment | | 6,294 | | 8,596 |
| Furniture and fixtures | | 3,054 | | 4,004 |
| Leasehold improvements | | 1,459 | | 650 |
| Plant and equipment | | 276 | | 278 |
| Assets in progress | | 7 | | 107 |
| | | 84,177 | | 99,192 |
| Accumulated depreciation and amortization | | (26,166) | | (36,794) |
| | $ | 58,011 | $ | 62,398 |

Depreciation and amortization expense for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026 was $3,876, $955, $19,876 and $23,279, respectively. This includes amortization of costs associated with computer software for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026 of $605, $339, $5,734 and $4,589, respectively.

**NOTE 8 - INTANGIBLE ASSETS AND GOODWILL**

The Company capitalizes costs for software to be sold, marketed, or leased to customers. Costs incurred internally in researching and developing software products are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The amortization of these costs is included in cost of revenue over the estimated life of the products.

The following table summarizes identifiable intangible assets of the Company as of March 31, 2025 and March 31, 2026 (in thousands):

| March 31, 2026 | Useful Lives (In Years) | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|---|
| Definite-lived: | | | | |
| Customer relationships | 9 - 13 | $ 213,107 | $ (40,868) | $ 172,239 |
| Trademark and tradename | 3 - 15 | 23,637 | (8,291) | 15,346 |
| Patents | 7 - 11 | 2,128 | (961) | 1,167 |
| Technology | 3 - 5 | 85,187 | (36,165) | 49,022 |
| Software to be sold or leased | 3 - 5 | 22,875 | (5,296) | 17,579 |
| | | 346,934 | (91,581) | 255,353 |
| | | | | |
| Indefinite-lived: | | | | |
| Customer list | | 104 | — | 104 |
| Trademark and tradename | | 61 | — | 61 |
| | | 165 | — | 165 |
| | | | | |
| Total | | $ 347,099 | $ (91,581) | $ 255,518 |

| March 31, 2025 | Useful Lives (In Years) | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|---|
| Definite-lived: | | | | |
| Customer relationships | 9 - 13 | $ 200,868 | $ (21,994) | $ 178,874 |
| Trademark and tradename | 3 - 15 | 21,557 | (5,805) | 15,752 |
| Patents | 7 - 11 | 628 | (553) | 75 |
| Technology | 5 - 7 | 74,050 | (21,705) | 52,345 |
| Software to be sold or leased | 3 - 7 | 13,490 | (2,119) | 11,371 |
| | | 310,593 | (52,176) | 258,417 |
| | | | | |
| Indefinite-lived: | | | | |
| Customer list | | 104 | — | 104 |
| Trademark and tradename | | 61 | — | 61 |
| | | 165 | — | 165 |
| | | | | |
| Total | | $ 310,758 | $ (52,176) | $ 258,582 |

At March 31, 2026, the weighted-average remaining amortization periods for customer relationships, trademarks and tradenames, patents, technology, and capitalized software to be sold or leased were 10.2, 9.8, 3.0, 2.8, and 2.8 years, respectively.

Amortization expense for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026 was $5,569, $988, $27,619 and $37,001, respectively.

Estimated future amortization expense for each of the five succeeding fiscal years for these intangible assets is as follows:

Years ending March 31,

| | | |
|---|---|---|
| 2027 | $ | 47,232 |
| 2028 | | 40,746 |
| 2029 | | 31,234 |
| 2030 | | 24,228 |
| 2031 | | 18,940 |
| Thereafter | | 92,973 |
| | $ | 255,353 |

**Reconciliation of Total Goodwill**

The following table is a reconciliation of the carrying amount of goodwill at the beginning and end of the reporting period (in thousands):

| **Goodwill** | | |
|---|---|---|
| Balance at March 31, 2024 | $ | 83,487 |
| Businesses acquired | | |
|    MiX Combination | | 216,799 |
|    FC Acquisition | | 82,245 |
| Foreign currency translation difference | | 615 |
| Balance at March 31, 2025 | | 383,146 |
| Businesses acquired | | |
|    Powerfleet Africa Sky | | 552 |
|    RTS Acquisition | | 5,637 |
| Foreign currency translation difference | | 22,660 |
| Balance at March 31, 2026 | $ | 411,995 |

Refer to Note 3 for additional information regarding the change in the carrying amount of goodwill from April 1, 2024 to March 31, 2026 as a result of the FC Acquisition and RTS Acquisition.

Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. The Company operates with one operating segment, which is its only reporting unit and aligns with its only reportable segment. For the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, the Company did not incur an impairment charge.

**NOTE 9 - STOCK-BASED COMPENSATION**

The Company's stockholders have approved the Company's 2018 Incentive Plan (as amended, the "2018 Plan"), pursuant to which the Company may grant stock options, restricted stock and other equity-based awards with respect to up to an aggregate of 17,500 shares of the Company's common stock with a vesting period of approximately three to five years. There were 1,292 shares available for future issuance under the 2018 Plan as of March 31, 2026.

The 2018 Plan is administered by the Compensation Committee of the Company's Board of Directors, which has the authority to determine, among other things, the term during which an option may be exercised (not more than 10 years), the exercise price of an option and the vesting provisions.

During the year ended March 31, 2026, the Company granted RSUs and PSUs under the 2018 Plan to certain executives in consideration for services rendered. The RSUs vest in equal installments over a three-year period, subject to continued employment on the applicable vesting dates. The actual number of PSUs that may vest ranges from 0% to 167% of the target award, depending on the achievement by the Company of specified performance criteria in accordance with the terms of the applicable award agreement and the 2018 Plan.

The Company recognizes all employee share-based payments in the statement of operations as an operating expense, based on their fair values on the applicable grant date.

**[A] Stock Options:**

During the year ended March 31, 2026, the Company did not grant any market-based stock options.

The following table summarizes the activity relating to the Company's market-based stock options for the year ended March 31, 2026:

| | Options (in thousands) | Weighted-Average Exercise Price ($) | Weighted-Average Contractual Remaining Term (years) | Aggregate Intrinsic Values (in thousands) |
|---|---|---|---|---|
| Outstanding as of April 1, 2025 | 5,200 | 13.85 | — | — |
| Granted | — | — | — | — |
| Exercised | — | — | — | — |
| Forfeited | (110) | 3.12 | — | — |
| Outstanding as of March 31, 2026 | 5,090 | 14.09 | 5.93 | $ 35 |
| | | | | |
| Exercisable as of March 31, 2026 | — | — | — | $ — |

During the year ended March 31, 2026, the Company did not grant any options to purchase shares of common stock with time-based vesting conditions.

The following table summarizes the activity relating to the Company's stock options, excluding the market-based stock options, for the year ended March 31, 2026:

| | Options (in thousands) | Weighted-Average Exercise Price ($) | Weighted-Average Contractual Remaining Term (years) | Aggregate Intrinsic Values (in thousands) |
|---|---|---|---|---|
| Outstanding as of April 1, 2025 | 1,890 | 4.51 | — | — |
| Granted | — | — | — | — |
| Exercised | (13) | 3.13 | — | — |
| Forfeited | (70) | 4.75 | — | — |
| Outstanding as of March 31, 2026 | 1,807 | 4.51 | 5.18 | $ 17 |
| | | | | |
| Exercisable as of March 31, 2026 | 1,732 | 4.51 | 5.05 | $ 17 |

The Company recorded stock-based compensation expense of $2,712, $688, $3,098, and $1,376 for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, respectively, in connection with awards made under the stock option plans, including market-based and time-based options. The decrease in the recognized expense is because the prior year included acceleration of vesting of unvested restricted stock and stock option awards with time-based vesting conditions that were outstanding under the Powerfleet equity plans (including any inducement awards with time-based vesting) in connection with the closing of the MiX Combination.

The fair value of options vested during the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026 amounted to $931, $532, $1,752 and $365, respectively. The total intrinsic value of options exercised during the year ended March 31, 2026 and December 31, 2023 amounted to $24 and $9, respectively. There were no option exercises that occurred during the three months ended March 31, 2024 and the year ended March 31, 2025.

As of March 31, 2026, there was $189 of total unrecognized compensation costs related to unvested options granted under the Company's stock option plans excluding the market-based stock options that were granted to certain senior managers, including the Company's executive officers. That cost is expected to be recognized over a weighted-average period of 0.47 years.

As of March 31, 2026, there was $1,018 of total unrecognized compensation costs related to unvested options granted under the Company's stock option plans for the market-based stock options that were granted to certain senior managers, including the Company's executive officers. That cost is expected to be recognized over a weighted-average period of 1.11 years.

The Company estimates forfeitures at the time of valuation and reduces expenses ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

**[B] Restricted Stock Awards:**

The Company grants restricted stock to employees, whereby the employees are contractually restricted from transferring the shares until they are vested. The stock is unvested at the time of grant, and, upon vesting, there are no legal restrictions on the stock. Some participants have the option to have their shares withheld for their taxes upon vesting. Shares withheld for taxes are treated as a purchase of treasury stock. The fair value of each share is based on the Company's closing stock price on the date of the grant.

During the year ended March 31, 2026, the Company granted 373 restricted shares of common stock to the Company's senior management team, which vest in equal installments over a three-year period, provided that they remain employed by the Company on each scheduled vesting date. The Company also granted an additional 11 restricted shares of common stock to the Company's senior management team, which vest in equal installments over a 12-month period, provided that they remain employed by the Company on each scheduled vesting date. The grant date for these awards was determined to be April 23, 2025. The Company granted additional 1,335 restricted shares of common stock to the Company's senior management team, which vest in equal installments over a three-year period, provided that they remain employed by the Company on each scheduled vesting date. The grant date for these awards was determined to be February 25, 2026.

During the year ended March 31, 2026, the Company granted 1,475 restricted shares of common stock to the Company's executive officers and senior management team, which vest in full if specified performance targets are achieved and provided that they remain employed by the Company on the scheduled vesting date. The grant date for these awards was determined to be April 23, 2025. The Company granted additional 2,671 restricted shares of common stock to the Company's senior management team, which vest in full if specified performance targets are achieved and provided that they remain employed by the Company on the scheduled vesting date. The grant date for these awards was determined to be February 25, 2026.

A summary of all unvested restricted stock for the year ended March 31, 2026 is as follows:

| | Time-Based Restricted Shares | | Market-Based Restricted Shares | | Performance-Based Restricted Shares | |
| --- | --- | --- | --- | --- | --- | --- |
| | Number of Unvested Shares (in thousands) | Weighted-Average Grant Date Fair Value ($) | Number of Unvested Shares (in thousands) | Weighted-Average Grant Date Fair Value ($) | Number of Unvested Shares (in thousands) | Weighted-Average Grant Date Fair Value ($) |
| Unvested, March 31, 2025 | 732 | 5.58 | 938 | 5.35 | — | — |
| Granted, April 23, 2025 | 384 | 4.75 | — | — | 1,475 | 4.75 |
| Granted, February 25, 2026 | 1,335 | 3.70 | — | — | 2,671 | 3.70 |
| Vested/Exercised | (395) | 5.33 | (104) | 5.59 | — | — |
| Forfeited or expired | (71) | 4.75 | — | — | (153) | 4.75 |
| Unvested, March 31, 2026 | 1,985 | 4.24 | 834 | 5.35 | 3,993 | 4.05 |

The Company recorded stock-based compensation expenses of $1,196, $340, $3,337, and $4,379 for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, respectively, in connection with restricted stock grants. As of March 31, 2026, there was $18,460 of total unrecognized compensation cost related to unvested shares.

**[C] Stock Appreciation Rights:**

The following table summarizes the activity relating to the Company's stock appreciation rights ("SARs") for the year ended March 31, 2026:

| | Number of SARs (in thousands) | Weighted-Average Exercise Price ($) | Weighted-Average Contractual Remaining Term (years) | Aggregate Intrinsic Values (in thousands) |
| --- | --- | --- | --- | --- |
| Outstanding as of April 1, 2025 | 3,238 | 2.44 | | |
| Granted | — | — | | |
| Exercised | (644) | 2.78 | | |
| Forfeited | (225) | 2.33 | | |
| Outstanding as of March 31, 2026 | **2,369** | **2.36** | **2.29** | |
| Exercisable as of March 31, 2026 | **1,063** | **2.52** | **1.68** | **$ 592** |

The total stock-based compensation expense recognized during the year ended March 31, 2026 and 2025 was $1,443 and $2,926, respectively.

As of March 31, 2026, there was $2,513 of unrecognized compensation cost related to unvested SARs. This amount is expected to be recognized over a weighted-average period of 1.80 years.

**[D] Warrants:**

On April 21, 2025, the Company issued to Private Capital Management Holdings, L.P., an affiliate of Private Capital Management, LLC ("PCM"), a warrant to purchase 130 shares of common stock in lieu of granting certain equity compensation to Andrew Martin, one of the Company's directors and a partner and member of the investment research team at PCM. The warrants become exercisable in 10 equal installments on the last day of each quarter starting June 30, 2024.

The fair value of each warrant on grant date is estimated using the Black-Scholes option-pricing model reflecting the following assumptions:

| | |
|---|---:|
| Expected volatility | 70.0 % |
| Expected life of warrants | 5.2 |
| Risk free interest rate | 4.0 % |
| Dividend yield | — |
| Fair value of warrants granted during the quarter | $ 2.79 |

The total stock-based compensation expense recognized during the year ended March 31, 2026 was $343.

As of March 31, 2026, there was $20 of unrecognized compensation cost related to unvested warrants. This amount is expected to be recognized over a weighted-average period of 0.5 years.

## NOTE 10 - NET LOSS PER SHARE

Net loss per share for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026 are as follows (in thousands, except per share data):

| | Year Ended December 31, | Three Months Ended March 31, | Year Ended March 31, | |
|---|---:|---:|---:|---:|
| | 2023 | 2024 | 2025 | 2026 |
| **Basic and diluted loss per share** | | | | |
| Net loss attributable to common stockholders | $ (17,307) | $ (19,639) | $ (51,012) | $ (20,552) |
| | | | | |
| Net loss per share attributable to common stockholders - basic and diluted | $ (0.49) | $ (0.55) | $ (0.43) | $ (0.15) |
| | | | | |
| Weighted-average common share outstanding - basic and diluted | 35,628 | 35,813 | 119,877 | 133,761 |

Basic loss per share is calculated by dividing net loss attributable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution assuming common shares were issued upon the exercise of outstanding options and the proceeds thereof were used to purchase outstanding common shares. Dilutive potential common shares include outstanding stock options, warrants and restricted stock and performance share awards. We include participating securities (unvested share-based payment awards and equivalents that contain non-forfeitable rights to dividends or dividend equivalents) in the computation of earnings per share pursuant to the two-class method. The Company's participating securities consist solely of preferred stock, which have contractual participation rights equivalent to those of stockholders of unrestricted common stock.

## NOTE 11 - SHORT-TERM BANK DEBT AND LONG-TERM DEBT

Amounts outstanding under short-term and long-term debt were classified on the consolidated balance sheets as follows (in thousands):

| | March 31, | |
|---|---|---|
| | 2025 | 2026 |
| Short-term bank debt | $ 36,788 | $ 44,072 |
| Current maturities of long-term debt | $ 4,844 | $ 6,283 |
| Long-term debt - less current maturities | $ 232,160 | $ 229,669 |

As of March 31, 2026, the Company had debt outstanding under credit facilities with Bank Hapoalim B.M. ("Hapoalim") and FirstRand Bank Limited (acting through its Rand Merchant Bank division) ("RMB"). As of March 31, 2026, short-term bank debt consisted of $44,062 of borrowing facilities and $10 of book overdrafts.

### Summary of Debt Facilities

### Short-Term Debt

The following table summarizes the Company's revolving credit facilities as of March 31, 2026 (in thousands):

| Facility | Denominated Currency | Total Committed Amount (USD equivalent at balance sheet date) | Amount Outstanding (Drawn) | Available Borrowing Capacity (Undrawn) | Interest Rate | Final Maturity | Classification |
|---|---|---|---|---|---|---|---|
| RMB General Facility ** | ZAR | $ 20,520 | $ 20,630 | $ — | SA Prime – 0.75% | On demand (April 2, 2026) | Current |
| RMB Revolving Credit Facility A | USD | $ 10,000 | $ 5,000 | $ 5,000 | SOFR + 2.5% | February 1, 2027 | Current |
| RMB Revolving Credit Facility B | ZAR | $ 10,553 | $ — | $ 10,553 | South African rand overnight index average + 1.95% | February 1, 2027 | Current |
| Hapoalim Revolving Credit Facility C | USD/ NIS | $ 10,000 | $ 4,181 | $ 5,819 | USD denominated: SOFR + 2.15%<br>NIS denominated : Hapoalim Prime +2.5% | February 27, 2027 | Current |
| Hapoalim Revolving Credit Facility D | USD | $ 20,000 | $ 14,251 | $ 5,749 | SOFR + 2.59% | June 30, 2026 | Current |
| | | **$ 71,073** | **$ 44,062** | **$ 27,121** | | | |

** The outstanding balance exceeds the committed amount primarily due to the accrual of interest on the foreign debt balance as of the reporting date.

*RMB General Facility*

As part of the MiX Combination, MiX Telematics entered into a committed general banking facility with RMB in the principal amount of R350,000 (the equivalent of $20,520 at March 31, 2026) (the "RMB General Facility"). The RMB General Facility was repayable on demand and had a contractual term of 365 days from the available date. Repayment, including capitalized interest, was originally due by the earlier of the available date or April 2, 2026. Interest was calculated on the daily outstanding balance, compounded monthly in arrears and payable quarterly.

Subsequent to March 31, 2026, the Company continued discussions with RMB regarding the establishment of a new general banking facility and certain additional operational banking facilities in connection with the transition of the Company's South African transactional banking relationship to RMB. The proposed arrangements include a general banking facility intended to support working capital and cash management requirements, as well as additional operational banking facilities supporting transactional banking activities. The proposed facilities have received credit approval from RMB and remain subject to the execution of definitive documentation and receipt of certain corporate approvals. The Company expects to finalize the arrangements following completion of these internal approval and documentation processes.

*2026 RMB Revolving Credit Facilities*

On February 5, 2026, the Company, together with certain wholly owned subsidiaries, entered into a facilities agreement with RMB (the "RMB Revolving Credit Facilities Agreement") providing revolving credit facilities in the aggregate principal amounts of $10,000 ("RMB Revolving Credit Facility A") and R180,000 ("RMB Revolving Credit Facility B" and, together with RMB Revolving Credit Facility A, the "RMB Revolving Credit Facilities"), respectively.

The RMB Revolving Credit Facilities are available for general corporate purposes.

The RMB Revolving Credit Facilities will mature one year from closing. Loans made under the RMB Revolving Credit Facilities may be voluntarily prepaid, in whole or in part, without penalty or premium, at any time upon prior written notice. In addition, the RMB Revolving Credit Facilities Agreement provides for certain customary mandatory prepayment requirements.

The Company was required to pay a non-refundable upfront fee in the amount of $0.1 million. In addition, the Company is required to pay a commitment fee on the undrawn portion of each RMB Revolving Credit Facility during the availability period, calculated at a rate equal to (i) 35% per annum of the applicable margin if utilization is less than 50% of the relevant RMB Revolving Credit Facility, (ii) 20% per annum of the applicable margin if utilization is equal to or greater than 50% of RMB Revolving Credit Facility A, and (iii) 26% per annum of the applicable margin if utilization is equal to or greater than 50% of RMB Revolving Credit Facility B.

*Hapoalim Revolving Credit Facilities*

On March 18, 2024, Powerfleet Israel Ltd. ("Powerfleet Israel") and Pointer Telocation Ltd. ("Pointer" and, together with Powerfleet Israel, the "Borrowers") entered into an amended and restated credit agreement (as amended, the "A&R Credit Agreement"). The A&R Credit Agreement provides for two revolving credit facilities to Pointer in an aggregate principal amount of $20,000 (composed of two revolvers in the aggregate principal amounts of $10,000 and $10,000, respectively) ("Hapoalim Revolving Credit Facility C" and "Hapoalim Revolving Credit Facility D," respectively, and, collectively, the "Hapoalim Revolving Credit Facilities"). On December 30, 2024, the Borrowers entered into an amendment to the A&R Credit Agreement, which increases the principal amount available under Hapoalim Revolving Credit Facility D from $10,000 to $20,000.

The proceeds of the Hapoalim Revolving Credit Facilities may be used by Pointer for general corporate purposes, including working capital and capital expenditures. The Company is required to pay non-utilization and credit allocation fees on undrawn balances equal to 0.5% per annum on undrawn and uncancelled amounts.

The Hapoalim Revolving Credit Facilities are secured by first-ranking and exclusive fixed and floating charges, including by Powerfleet Israel over the entire share capital of Pointer and by Pointer over its assets, as well as cross-guarantees between Powerfleet Israel and Pointer, subject to specified exclusions.

The weighted-average interest rate on short-term borrowings as of March 31, 2025 and March 31, 2026 was 8.75% and 7.90%, respectively.

**Long-Term Debt**

The following table summarizes the Company's loan facilities as of March 31, 2026 (in thousands):

| Facility | Denominated Currency | Original Principal Amount (USD equivalent) | | Outstanding Balance | | Interest Rate | Final Maturity | Classification |
|---|---|---|---|---|---|---|---|---|
| Hapoalim Term Facility A | NIS | $ | 20,000 | $ | 15,004 | Hapoalim Prime (5.5%) + 2.2% | March 18, 2029 | Non-current |
| Hapoalim Term Facility B ** | NIS | $ | 10,000 | $ | 11,542 | Hapoalim Prime (5.5%) + 2.3% | March 18, 2029 | Non-current |
| RMB Term Facility A | USD | $ | 42,500 | $ | 42,500 | 8.699% to March 31, 2027, thereafter SOFR +4.85% | March 31, 2028 | Non-current |
| RMB Term Facility B | USD | $ | 42,500 | $ | 42,500 | 8.979% fixed | March 31, 2029 | Non-current |
| New RMB Term Facility | USD | $ | 125,000 | $ | 125,000 | 5.0% + SOFR | October 31, 2029 | Non-current |
| | | $ | 240,000 | $ | 236,546 | | | |

** The outstanding balance of the Hapoalim Term Facility B exceeds the original USD equivalent principal amount due to foreign currency fluctuations with no required principal payments until maturity.

*Hapoalim Term Facilities*

The A&R Credit Agreement also provides for two senior secured term loan facilities denominated in NIS to Powerfleet Israel in an aggregate principal amount of $30,000 (composed of two facilities in the aggregate principal amounts of $20,000 and $10,000, respectively) ("Hapoalim Term Facility A" and "Hapoalim Term Facility B," respectively, and, collectively, the "Hapoalim Term Facilities").

Hapoalim Term Facility A amortizes in quarterly installments over its five-year term, while Hapoalim Term Facility B does not amortize and is payable in full at maturity.

The A&R Credit Agreement was accounted for as a modification of the prior term loan facilities, as the change in the present value of future cash flows was less than 10% under the guidance in ASC 470-50. The proceeds ($30,000), less the prepayment of the prior term loan facilities (approximately $11,200), amounting to approximately $18,800, were recorded as an increase in the carrying value of the prior term loan facilities that was recognized previously.

For the year ended December 31, 2023 and the three months ended March 31, 2024, the Company recorded $133 and $110, respectively, of additional deferred costs to the original debt issuance costs and the refinancing fee paid to Hapoalim. For the years ended March 31, 2025 and 2026, the Company recorded a cost of $33 and $80, respectively, net of additional deferred costs and credit to the original debt issuance costs and amortization of the original debt issuance costs. The Company recorded charges of $572, $111, $2,410 and $2,371 to interest expense on its consolidated statements of operations for the year ended December 31, 2023, the three months ended March 31, 2024, and the years ended March 31, 2025 and 2026, respectively, related to interest expense associated with the Hapoalim debt.

*Hapoalim Covenants*

The A&R Credit Agreement contains certain customary affirmative and negative covenants, including financial covenants with respect to Pointer's net debt levels which must be less than 100% of Working Capital as (defined in the A&R Credit Agreement), the ratio of each Borrower's total debt to Pointer's EBITDA must not exceed 4.75, Powerfleet Israel's minimum equity which must not be less than $60,000, and the ratio of Powerfleet Israel's equity to its total assets which must be greater than 35% and the ratio of Pointer's net debt to EBITDA ratio must not exceed 2. The occurrence of any event of default under the A&R Credit Agreement may result in all outstanding indebtedness under the Hapoalim Credit Facilities becoming immediately due and payable. As of March 31, 2026, the Company was in compliance with all applicable financial and non-financial covenants, and no events of default had occurred.

*RMB Term Facilities*

On March 7, 2024, the Company, together with certain of its wholly owned subsidiaries, entered into a facilities agreement (the "Facilities Agreement") with RMB, pursuant to which RMB agreed to provide the Company with two term loan facilities in an aggregate principal amount of $85,000, composed of Facility A and Facility B, each with a principal amount of $42,500 ("RMB Term Facility A" and "RMB Term Facility B," respectively, and, collectively, the "RMB Term Facilities").

The RMB Term Facilities were drawn in full and used to redeem all the then-outstanding shares of the Company's Series A convertible preferred stock ("Series A Preferred Stock") and for general corporate purposes.

On October 31, 2025, the Company and RMB entered into a first amendment and restatement agreement (the "First Amendment and Restatement Agreement"), which amended and restated the Facilities Agreement to, among other things, extend maturities and modify interest terms. Under the terms of the First Amendment and Restatement Agreement, RMB Term Facility A matures on March 31, 2028, and RMB Term Facility B matures on March 31, 2029. Interest is payable quarterly in arrears. The Company may prepay the RMB Term Facilities at any time, subject to a minimum reduction of $5,000 and multiples of $1,000. If the Company prepays any amount during the first or second annual period of the funding, a refinancing fee equal to 2% or 1%, respectively, of the prepayment will be payable. Also, the RMB Term Facilities are mandatorily prepayable upon the occurrence of uncertain future events, such as a change of control or a transfer of the business. In the event that either prepayment occurs, the respective prepayment amount will be adjusted for RMB's break gains or losses, which relate mainly to the unwinding of interest rate derivatives (the "Prepayment Derivative") which RMB entered into with third parties to fix the interest rates on the RMB Term Facilities.

Certain optional and contingent prepayment features within the RMB Term Facilities were determined to be embedded derivatives requiring bifurcation under of ASC 815-15 Embedded Derivatives. The embedded derivatives were separated from the debt host contracts and accounted for at fair value, with the debt host contracts recorded at amortized cost. Upon initial recognition of the RMB Term Facilities, a Prepayment Derivative asset of $610 and $1,616 for RMB Term Facility A and RMB Term Facility B, respectively, was recognized with a corresponding increase in the initial carrying amount of each debt-host contract. The fair value of the embedded derivative is estimated using a "with-and-without" approach as the difference between the value of the RMB Term Facilities with and without the embedded derivative using both the binomial lattice model and discounted cash flow analysis.

The following key assumptions were used in March 31, 2026:

|  | Facility A | Facility B |
|---|---|---|
| Risk-free interest rate volatility | 36 % | 28 % |
| Risk-free rate | 3.68 % | 3.81 % |
| Credit rating | B+ | B+ |

The Prepayment Derivative is classified as a Level 3 in the fair value hierarchy due to the use of at least one significant unobservable input which is the credit spread volatility. At inception, the credit spread was an observable input based on the transaction price of the debt; however, in future periods, it will also be an unobservable input. For the Prepayment Derivative asset in RMB Term Facility A, a change of -10% in credit spread volatility would result in no change in the derivative asset, while a change of +10% in credit spread volatility would result in an increase in the derivative asset of $10. For the Prepayment Derivative asset in RMB Term Facility B, a change of -10% in credit spread volatility would result in a decrease in the derivative asset of $10, while a change of +10% in credit spread volatility would result in an increase in the derivative asset of $30. The Prepayment Derivative assets are included in Other assets and their fair values were $850 and $1,880 for RMB Term Facility A and RMB Term Facility B, respectively, as of March 31, 2025 and, $1,215 and $2,291 for RMB Term Facility A and RMB Term Facility B, respectively, as of March 31, 2026. The debt-host contracts are accounted for at amortized cost. Total debt issuance costs of approximately $1,000 were incurred. For the year ended March 31, 2026 and March 31, 2025, the Company recorded $192 and $93, respectively of amortization of the original debt issuance costs and the refinancing fee to RMB.

For the years ended March 31, 2025 and March 31, 2026, the Company recorded interest expense of $7,588 and $7,617 respectively.

*New RMB Term Facility*

On September 27, 2024, the Company, together with certain of its wholly owned subsidiaries, entered into a term loan facility with RMB in an aggregate principal amount of $125,000 (the "New RMB Term Facility"), the proceeds of which were used to pay a portion of the purchase price of approximately $190,000 in connection with the FC Acquisition.

Interest on the New RMB Term Facility is payable quarterly in arrears. The stated interest rate at March 31, 2026 was 8.68%. The Company paid a non-refundable deal structuring fee of $1,250 to RMB on October 1, 2024. Total debt issuance costs incurred were $1,433, inclusive of the non-refundable deal structuring fee. For the years ended March 31, 2025 and 2026, the Company recorded $113 and $242 , respectively of amortization of these costs and $5,946 and $11,653, respectively, of interest expense.

The New RMB Term Facility is guaranteed, on a joint and several basis, by certain wholly owned subsidiaries and secured by first-priority security interests over their share capital.

*RMB Covenants*

The RMB facilities agreements contain certain customary affirmative and negative covenants, including financial covenants with respect to the ratio of the Company's consolidated total net borrowings to consolidated EBITDA, which must be less than (i) 2.75 from June 30, 2026 through March 30, 2027, and (ii) 2.50 thereafter, and the ratio of the Company's consolidated EBITDA to consolidated total finance costs, which must exceed (i) 3.00 from September 30, 2025 through September 29, 2026 and (ii) 3.50 thereafter. The RMB facilities agreements also include representations, warranties, events of default and other provisions customary for financings of this type. The occurrence of any event of default under the RMB facilities agreements may result in all outstanding indebtedness under the RMB Term Facilities or New RMB Term Facility, as applicable, becoming immediately due and payable. The RMB facilities agreements include an equity cure provision, allowing the Company to remedy a breach of the above financial covenants by receiving a qualifying shareholder contribution (a "Cure Amount") within 45 days of the relevant Measurement Date (as defined in each of the RMB facilities agreements). The Cure Amount may be applied as a notional reduction in net borrowings or finance costs solely for covenant compliance purposes. The use of this provision is limited to (i) no more than two consecutive Measurement Periods (as defined in each of the RMB Facilities Agreements) and (ii) a maximum of three times over the life of RMB facilities agreements, as applicable. All Cure Amounts must be applied toward mandatory prepayment of outstanding loans under the RMB Term Facilities or New RMB Term Facility, as applicable. As of March 31, 2026, the Company was in compliance with all applicable financial and non-financial covenants, and no events of default had occurred.

**Contractual Maturities**

Scheduled contractual maturities of the long-term debt as of March 31, 2026 are as follows (in thousands):

| | | |
|---|---|---|
| 2026 | $ | — |
| 2027 | | 6,348 |
| 2028 | | 48,848 |
| 2029 | | 56,350 |
| 2030 | | 125,000 |
| Thereafter | | — |
| | | 236,546 |
| Less: Current portion | | (6,283) |
| Less: Debt costs and prepayment | | (594) |
| Total | $ | 229,669 |

## NOTE 12 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

| | March 31, | | | |
| --- | --- | --- | --- | --- |
| | **2025** | | **2026** | |
| Accrued warranty | $ | 1,479 | $ | 959 |
| Accrued compensation | | 27,825 | | 22,890 |
| Government authorities | | 6,982 | | 10,533 |
| Other current liabilities | | 9,041 | | 3,317 |
| | $ | 45,327 | $ | 37,699 |

The following table summarizes warranty activity for the periods ended March 31, 2025 and 2026 (in thousands):

| | | |
| --- | --- | --- |
| Accrued warranty reserve, March 31, 2024 | $ | 2,926 |
| Accrual for product warranties issued | | 365 |
| Product replacements and other warranty expenditures | | (510) |
| Expiration of warranties | | (109) |
| Acquired through MiX Combination and FC Acquisition | | 954 |
| Foreign currency translation difference | | (8) |
| Accrued warranty reserve, March 31, 2025 [1] | $ | 3,618 |
| Accrual for product warranties issued | | 544 |
| Product replacements and other warranty expenditures | | (821) |
| Expiration of warranties | | (1,245) |
| Foreign currency translation difference | | 106 |
| Accrued warranty reserve, March 31, 2026 [1] | $ | 2,202 |

[1] Includes non-current accrued warranty included in other long-term liabilities at March 31, 2025 and 2026 of $2,139 and $1,243, respectively.

## NOTE 13 - RESTRUCTURING EXPENSES

The Company initiated restructuring actions in connection with the integration of MiX Telematics and Fleet Complete to streamline operations and capture operating synergies. These actions included workforce reductions and employee terminations related to consolidation of overlapping functions. The Company's restructuring plans are generally country- or region-specific and are typically completed within a one-year period.

For the years ended March 31, 2025 and 2026, the Company recognized restructuring expenses of $4,673 and $3,463, respectively, primarily consisting of employee termination costs. Restructuring expenses are recorded in selling, general and administrative expenses in the consolidated statements of operations.

The following table summarizes the details of the Company's restructuring liability (included in accrued expenses and other current liabilities on the consolidated balance sheets) (in thousands):

| | March 31, 2025 | March 31, 2026 |
|---|---|---|
| Opening balance | $ 60 | $ 1,324 |
| Assumed in business combination | 216 | — |
| Charges | 4,673 | 3,463 |
| Cash payments | (3,604) | (3,580) |
| Foreign currency translation | (21) | — |
| Closing balance | $ 1,324 | $ 1,207 |

As of March 31, 2026, the Company incurred expenses of $8,136 in connection with restructuring activities and expects to incur additional charges, primarily for severance, with most related cash outflows expected within the next 12 months.

In addition to these restructuring expenses, the Company recognized inventory write-downs related to hardware rationalization (included in cost of revenue) and retention, leadership transition, and other professional costs (included in selling, general and administrative expenses) associated with the restructuring activities. Lease-related impairments and modifications, if any, are accounted for under ASC 842 (included in other income/expenses).

## NOTE 14 - STOCKHOLDERS' EQUITY

### Series A Preferred Stock

In connection with the completion of the Pointer acquisition, on October 3, 2019, the Company issued 50 shares of Series A Preferred Stock to ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P and ABRY Investment Partnership, L.P. Concurrently with the closing of the MiX Combination on April 2, 2024, the Company used the net proceeds received from RMB and from incremental borrowing capacity as a result of the refinancing of credit facilities with Hapoalim to redeem in full for $90,300 for all of the outstanding shares of the Series A Preferred Stock.

### Dividends

Holders of Series A Preferred Stock were entitled to receive cumulative dividends at a minimum rate of 7.5% per annum (calculated on the basis of the Series A Issue Price), quarterly in arrears. The dividends were payable at the Company's election, in kind, through the issuance of additional shares of Series A Preferred Stock, or in cash, provided no dividend payment failure had occurred and was continuing and that there had not previously occurred two or more dividend payment failures. Commencing on the 66-month anniversary of the date on which any shares of Series A Preferred Stock were first issued (the "Original Issuance Date"), and on each monthly anniversary thereafter, the dividend rate would increase by 100 basis points, until the dividend rate reached 17.5% per annum, subject to the Company's right to defer the increase for up to three consecutive months on terms set forth in the Company's Amended and Restated Certificate of Incorporation (the "Charter"). During the year ended December 31, 2023, the three months ended March 31, 2024, and the year ended March 31, 2025, the Company paid $4,493, $1,128 and $25, respectively, in dividends to the holders of the Series A Preferred Stock.

The following table summarizes the dividend paid activity (in thousands):

| | Dividends paid in cash | Dividends paid in shares | Total |
|---|---|---|---|
| Year Ended December 31, 2023 | $ 3,385 | $ 1,108 | $ 4,493 |
| Three Months Ended March 31, 2024 [(1)] | $ 1,128 | $ — | $ 1,128 |
| Year Ended March 31, 2025 | $ 25 | $ — | $ 25 |
| Year Ended March 31, 2026 | $ — | $ — | $ — |

Dividends for the period ended March 31, 2024, plus accrued dividends through April 2, 2024, were paid in cash on the redemption date of the Series A Preferred Stock.

As of each of the periods presented in the above table, dividends in arrears were $0.


## NOTE 15 - ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Comprehensive (loss) income includes net loss and foreign currency translation gains and losses.

The accumulated balances for each classification of other comprehensive (loss) income are as follows (in thousands):

| | Foreign currency translation adjustment | | Accumulated other comprehensive (loss) income | |
|---|---|---|---|---|
| Balance at January 1, 2023 | $ | (1,210) | $ | (1,210) |
| Net current period change | | 594 | | 594 |
| Balance at December 31, 2023 | $ | (616) | $ | (616) |
| Net current period change | | (369) | | (369) |
| Balance at March 31, 2024 | $ | (985) | $ | (985) |
| Net current period change | | (7,865) | | (7,865) |
| Balance at March 31, 2025 | $ | (8,850) | $ | (8,850) |
| Net current period change | | 38,510 | | 38,510 |
| Balance at March 31, 2026 | $ | 29,660 | $ | 29,660 |

There were no reclassification adjustments out of accumulated other comprehensive (loss) income during the period.


## NOTE 16 - SEGMENT INFORMATION

The Company operates in one reportable segment, wireless AIoT asset management.

The Company has a single operating and reportable segment. The Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM makes operating decisions, assesses financial performance, and allocates resources based on consolidated net loss attributable to common stockholders as reported on the Company's consolidated statements of operations. The Company derives its revenue from product revenue and service revenue. Product revenue consists primarily of the sale of hardware devices. Service revenue consists primarily of recurring subscription services as well as professional implementation and other non-recurring services. The measure of segment assets is reported on the consolidated balance sheets as net fixed assets.

The following table summarizes the revenues and significant expenses and regularly provided to the CODM (in thousands):

| | Year Ended December 31, 2023 | | Three Months Ended March 31, 2024 | | Year Ended March 31, 2025 | | Year Ended March 31, 2026 | |
|---|---|---|---|---|---|---|---|---|
| Total revenues | $ | 133,736 | $ | 33,740 | $ | 362,515 | $ | 443,777 |
| Total cost of revenues | | 66,660 | | 17,537 | | 167,978 | | 197,355 |
| Selling and marketing expenses | | 24,076 | | 5,720 | | 53,048 | | 73,160 |
| General and administrative expenses | | 41,303 | | 15,152 | | 141,803 | | 127,029 |
| Development costs incurred | | 12,716 | | 3,417 | | 28,881 | | 34,771 |
| Development costs capitalized | | (4,336) | | (1,399) | | (12,820) | | (16,412) |
| Depreciation and amortization | | 5,874 | | 960 | | 9,510 | | 8,298 |
| Interest income | | 103 | | 259 | | 926 | | 780 |
| Interest expense | | (1,602) | | (709) | | (20,330) | | (27,526) |
| Bargain purchase - Movingdots | | 9,034 | | — | | — | | — |
| Other expense | | (29) | | (55) | | (1,163) | | (4,086) |
| Income tax expense | | (589) | | (352) | | (4,517) | | (8,688) |
| Net loss before non-controlling interest | | (5,640) | | (8,504) | | (50,969) | | (19,944) |
| Non-controlling interest | | (35) | | (11) | | (18) | | (608) |
| Accretion of preferred stock | | (7,139) | | (9,996) | | — | | — |
| Preferred stock dividend | | (4,493) | | (1,128) | | (25) | | — |
| Net loss attributable to common stockholders | $ | (17,307) | $ | (19,639) | $ | (51,012) | $ | (20,552) |

The following table summarizes revenues by geographic region (in thousands):

| | Year Ended December 31, 2023 | | Three Months Ended March 31, 2024 | | Year Ended March 31, 2025 | | Year Ended March 31, 2026 | |
|---|---|---|---|---|---|---|---|---|
| North America | $ | 74,671 | $ | 18,090 | $ | 121,623 | $ | 159,339 |
| Israel | | 41,689 | | 11,267 | | 49,555 | | 58,385 |
| Africa | | 3,283 | | 863 | | 97,586 | | 109,702 |
| Europe and Middle East | | 1,908 | | 1,016 | | 43,190 | | 51,092 |
| Australia | | — | | — | | 30,962 | | 42,963 |
| Other | | 12,185 | | 2,504 | | 19,599 | | 22,296 |
| | $ | 133,736 | $ | 33,740 | $ | 362,515 | $ | 443,777 |

The following table summarizes long-lived assets by geographic region (in thousands):

| | March 31, 2025 | | March 31, 2026 | |
|---|---|---|---|---|
| North America | $ | 13,051 | $ | 16,409 |
| Israel | | 2,249 | | 1,576 |
| Africa | | 32,391 | | 33,004 |
| Europe and Middle East | | 4,824 | | 6,098 |
| Australia | | 825 | | 550 |
| Other | | 4,671 | | 4,761 |
| | $ | 58,011 | $ | 62,398 |

## NOTE 17 - INCOME TAXES

Loss before income taxes consists of the following (in thousands):

| | Year Ended December 31, 2023 | | Three Months Ended March 31, 2024 | | Year Ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | 2025 | | 2026 | |
| U.S. operations | $ | (16,494) | $ | (7,990) | $ | (46,935) | $ | (41,764) |
| Foreign operations | | 11,443 | | (162) | | 483 | | 30,508 |
| | $ | (5,051) | $ | (8,152) | $ | (46,452) | $ | (11,256) |

The provision for income taxes consists of the following for the periods presented (in thousands):

| | Year Ended December 31, 2023 | | Three Months Ended March 31, 2024 | | Year Ended March 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | 2025 | | 2026 | |
| Current: | | | | | | | | |
| Federal | $ | — | $ | — | $ | — | $ | — |
| State | | 68 | | 25 | | 110 | | 86 |
| Foreign | | 519 | | 220 | | 6,174 | | 10,339 |
| Total current provision | $ | 587 | $ | 245 | $ | 6,284 | $ | 10,425 |
| Deferred: | | | | | | | | |
| Federal | $ | — | $ | — | $ | — | $ | — |
| State | | — | | — | | (85) | | — |
| Foreign | | 2 | | 107 | | (1,682) | | (1,737) |
| Total deferred provision | $ | 2 | $ | 107 | $ | (1,767) | $ | (1,737) |
| Total provision for income taxes | $ | 589 | $ | 352 | $ | 4,517 | $ | 8,688 |

Upon adoption of ASU 2023-09, the reconciliation of taxes at the statutory U.S. federal income tax rate to the Company's effective income tax rate is as follows:

| | | Year Ended March 31, | |
| --- | --- | --- | --- |
| | | **2026** | |
| Income tax benefit at the federal statutory rate | $ | **(2,364)** | **21.0 %** |
| State and local income taxes, net of federal taxes | | 355 | (3.2)% |
| Increase (decrease) in valuation allowance | | 7,310 | (64.9)% |
| Over (under) provision prior years | | (1,219) | 10.8 % |
| Cross-border tax effect - GILTI inclusion | | 1,793 | (15.9)% |
| Permanent differences and other | | 748 | (6.6)% |
| Foreign tax effects: | | | |
| South Africa | | | |
| Statutory tax rate difference | | 354 | (3.1)% |
| Non-deductible (non-taxable) foreign exchange movements | | (1,482) | 13.2 % |
| Permanent differences and other | | 687 | (6.1)% |
| Australia | | | |
| Statutory tax rate difference | | 338 | (3.0)% |
| Permanent differences and other | | 218 | (1.9)% |
| Israel | | | |
| Statutory tax rate difference | | 204 | (1.8)% |
| Israel CFC Income | | 348 | (3.1)% |
| Over (Under) provision prior years | | 621 | (5.5)% |
| Permanent differences and other | | (174) | 1.5 % |
| Mexico | | | |
| Statutory tax rate difference | | (12) | 0.1 % |
| Over (Under) provision prior years | | 689 | (6.1)% |
| Permanent differences and other | | 404 | (3.6)% |
| Canada | | | |
| Statutory tax rate difference | | 274 | (2.4)% |
| Increase (decrease) in valuation allowance | | (1,759) | 15.6 % |
| Brazil | | | |
| Statutory tax rate difference | | 245 | (2.2)% |
| Permanent differences and other | | (226) | 2.0 % |
| Other foreign jurisdictions | | | |
| Statutory tax rate difference | | 21 | (0.2)% |
| Foreign tax paid | | 393 | (3.5)% |
| Over (Under) provision prior years | | 316 | (2.8)% |
| Permanent differences and other | | 606 | (5.4)% |
| | | | |
| **Effective Income tax rate** | $ | **8,688** | **(77.2)%** |

The difference between income taxes at the statutory federal income tax rate and income taxes reported in the consolidated statements of operations for the year ended December 31, 2023, the three months ended March 31, 2024, and the year ended March 31, 2025 is attributable to the following (in thousands):

| | Year Ended December 31, | Three Months Ended March 31, | Year Ended March 31, |
| --- | --- | --- | --- |
| | 2023 | 2024 | 2025 |
| Income tax benefit at the federal statutory rate | $ (1,061) | $ (1,712) | $ (9,755) |
| State and local income taxes, net of federal taxes | (298) | (145) | (1,094) |
| Increase (decrease) in valuation allowance | 1,488 | 1,570 | 7,173 |
| Remeasurement of deferred tax adjustments | 4 | 8 | 542 |
| Permanent differences and other | 678 | 222 | 6,343 |
| Non-deductible (non-taxable) foreign exchange movements | — | — | (509) |
| Over (Under) provision prior years | — | — | 378 |
| Foreign rate differential | (1,924) | 396 | 819 |
| GILTI inclusion | 1,586 | — | 120 |
| Foreign tax paid | — | — | 381 |
| Other | 57 | 13 | 119 |
| Acquisition fees | 59 | — | — |
| | $ 589 | $ 352 | $ 4,517 |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2025 and 2026 are presented below (in thousands):

| | March 31, 2025 | | March 31, 2026 | |
|---|---|---|---|---|
| Deferred tax assets: | | | | |
| Net operating loss carryforwards | $ | 48,572 | $ | 46,608 |
| Capital loss carryforwards | | 9,388 | | 10,465 |
| Deferred revenue | | 4,184 | | 3,197 |
| Stock-based compensation | | 306 | | 1,499 |
| Federal research and development tax credits | | 1,058 | | 1,058 |
| Capitalized research | | 1,832 | | 1,164 |
| Inventories | | 1,062 | | 466 |
| Bad debt reserve | | 1,588 | | 965 |
| Deferred lease liability | | 167 | | 6 |
| Acquisition costs | | 1,004 | | 930 |
| Interest limitation | | 4,831 | | 9,688 |
| Other deductible temporary differences | | 8,818 | | 10,148 |
| Total gross deferred tax assets | | 82,810 | | 86,194 |
| Set-off of deferred tax balances | | (25,569) | | (22,799) |
| Net deferred tax assets before valuation allowance | | 57,241 | | 63,395 |
| Less: valuation allowance | | (53,307) | | (58,858) |
| Net deferred tax assets | $ | 3,934 | $ | 4,537 |
| | | | | |
| Deferred tax liabilities: | | | | |
| Intangible amortization | | (65,025) | | (61,859) |
| Right-of-use assets | | (650) | | (545) |
| Deferred foreign currency gains | | (8,031) | | (7,258) |
| Deferred commissions | | (1,623) | | (2,796) |
| Other deductible temporary differences | | (7,952) | | (10,404) |
| Total deferred tax liabilities | | (83,281) | | (82,862) |
| Set-off of deferred tax balances | | 25,569 | | 22,799 |
| Net deferred tax liabilities | | (57,712) | | (60,063) |
| | | | | |
| Net deferred tax liabilities | $ | (53,778) | $ | (55,526) |

A reconciliation of the beginning and ending amount of unrecognized tax positions for the periods ended March 31, 2025 and 2026 is as follows (in thousands):

| | | |
|---|---|---|
| Balance at March 31, 2024 | $ | 321 |
| Additions based on tax provisions taken related to current period | | 116 |
| Reductions related to expiration of statute of limitations | | (119) |
| Balance at March 31, 2025 | $ | 318 |
| Additions based on tax provisions taken related to current period | | 110 |
| Reductions related to expiration of statute of limitations | | (33) |
| Balance at March 31, 2026 | $ | 395 |

The unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect any significant changes to its unrecognized tax positions during the next 12 months.

At March 31, 2026, the Company had an aggregate net operating loss ("NOL") carryforward of approximately $101,703 for U.S. federal income tax purposes. At March 31, 2026, the Company had an aggregate NOL carryforward of approximately $59,482 for state income tax purposes and a foreign NOL carryforwards of approximately $104,126. Substantially all of the NOL carryforwards expire from 2026 through 2037 for pre-2018 federal NOL carryforwards and from 2026 through 2044 for state purposes. The NOL carryforwards may be limited to use in any particular year based on Section 382 of the Internal Revenue Code of 1986, as amended ("IRC"), related to change of ownership restrictions. Section 382 of the IRC imposes an annual limitation on the utilization of NOL carryforwards based on long-term bond rates and the value of the corporation at the time of a change in ownership as defined by Section 382 of the IRC. In 2019 and 2024, the Company incurred a change in ownership under Section 382 of the IRC and this change of ownership is not expected to materially impact the Company's ability to utilize its NOL carryforward amounts in the future. In addition, future stock issuances may subject the Company to further limitations on the utilization of its NOL carryforwards under the same IRC provision.

At March 31, 2026, the Company has New Jersey NOL carryforwards included above in the approximate amount of $7,921, expiring through 2044, which are available to reduce future earnings which would otherwise be subject to state income tax.

The Company is asserting permanent reinvestment of all accumulated undistributed earnings of its foreign subsidiaries as of March 31, 2026, in excess of annual debt service costs requirements.

For the year ended March 31, 2026, the Company's valuation allowance increased to $58,858, compared to $53,307 as of March 31, 2025, primarily due to the increase of NOLs and other timing differences. The Company has provided a valuation allowance against the full amount of its domestic net deferred tax assets and the majority of the foreign net deferred tax assets. The valuation allowance was established because of the uncertainty of realization of the deferred tax assets due to lack of sufficient history of generating taxable income. Realization is dependent upon generating sufficient taxable income prior to the expiration of the NOL carryforwards in future periods. The valuation allowance increased in 2026 by $5,551.

Audits for federal income tax returns are closed for the years through 2020. However, the Internal Revenue Service ("IRS") can audit the NOLs generated during those years in the years that the NOLs are utilized. State income tax returns are generally subject to examination for a period of three to six years after the filing of the respective tax return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. Foreign income tax returns are generally subject to examination based on the tax laws of the respective jurisdictions.

## NOTE 18 - LEASES

The Company determines whether an arrangement is a lease at inception. The Company has operating leases for office space, office equipment and vehicles. The Company's leases have remaining lease terms ranging from approximately 1 to 10 years.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The operating lease ROU asset also includes any lease payments made in advance of lease commencement and excludes lease incentives. The lease terms used in the calculations of the operating ROU assets and operating lease liabilities include options to extend or terminate the lease when the Company is reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company has lease agreements with lease and non-lease components, which are generally not accounted for separately.

Where lease terms are 12 months or less, and meet the criteria for short-term lease classification, no ROU asset and no lease liability are recognized. Lease costs associated with the short-term leases are included in selling, general and administrative expenses on the Company's consolidated statements of operations.

The components of lease cost are as follows (in thousands):

| | Year Ended December 31, | Three Months Ended March 31, | Year Ended March 31, | |
| --- | --- | --- | --- | --- |
| | 2023 | 2024 | 2025 | 2026 |
| Short-term lease cost | $ 453 | $ 57 | $ 840 | $ 1,394 |

Supplemental cash flow information and non-cash activity related to the Company's operating leases are as follows (in thousands):

| | Year Ended December 31, | Three Months Ended March 31, | Year Ended March 31, | |
| --- | --- | --- | --- | --- |
| | 2023 | 2024 | 2025 | 2026 |
| **Non-cash activity:** | | | | |
| Right-of-use assets obtained in exchange for lease obligations | $ 1,198 | $ 2,018 | $ 3,714 | $ 7,440 |
| Reduction of right-of-use assets due to MiX Combination [1] | $ — | $ — | $ (946) | $ — |

[1] Subsequent to the MiX Combination, certain leases were terminated or modified due to the consolidation of leased space.

Weighted-average remaining lease term and discount rate for our operating leases are as follows:

| | March 31, 2025 | March 31, 2026 |
| --- | --- | --- |
| Weighted-average remaining lease term - operating leases (in years) [1] | 4.30 | 5.50 |
| Weighted-average discount rate | 7.8 % | 7.3 % |

[1] Including expected renewals where appropriate.

Scheduled maturities of operating lease liabilities outstanding as of March 31, 2026 are as follows (in thousands):

| Year ending March 31, | | |
| --- | --- | --- |
| 2027 | $ | 5,529 |
| 2028 | | 4,157 |
| 2029 | | 3,052 |
| 2030 | | 1,912 |
| 2031 | | 1,358 |
| Thereafter | | 4,205 |
| Total lease payments | | 20,213 |
| Less: Imputed interest | | (3,322) |
| Present value of lease payments | $ | 16,891 |

## NOTE 19 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various litigation matters involving claims incidental to its business and acquisitions, including employment matters, acquisition-related claims, patent infringement and contractual matters, among other issues. While the outcome of any such litigation matters cannot be predicted with certainty, management currently believes that the outcome of these proceedings, including the matters described below, either individually or in the aggregate, will not have a material adverse effect on its business, results of operations or financial condition. The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable.

Mobile Telephone Networks Proprietary Limited ("MTN"), a network service provider of MiX Telematics Africa, a subsidiary of the Company, is entitled to claw back payments from MiX Telematics Africa in the event of early cancellation of the agreement or certain base connections not being maintained over the term of an amended network services agreement between the parties. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement as of March 31, 2025 and 2026 was $609 and $386, respectively. No loss is considered probable under this arrangement.

**Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As of March 31, 2026, we carried out an evaluation, with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the evaluation performed, management concluded that our disclosure controls and procedures were effective as of March 31, 2026.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness, as of March 31, 2026, of our internal control over financial reporting based on the framework in 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2026.

Our independent registered public accounting firm, Deloitte & Touche, has audited the consolidated financial statements included in this Form 10-K and our internal control over financial reporting as of March 31, 2026, as stated in their audit report that follows below.

**Previously Reported Material Weaknesses in Internal Control over Financial Reporting**

As disclosed in Item 9A, Controls and Procedures, in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, management identified material weaknesses in internal control over financial reporting related to deficiencies in the design and operating effectiveness of controls over journal entries at I.D. Systems and Pointer Mexico, and deficiencies in controls over the financial statement close and reporting process at Fleet Complete.

Following the identification of these material weaknesses, management implemented controls and other remediation measures designed to address the underlying control deficiencies and strengthen the overall control environment. Remediation activities included the following:

- Redesigned and implemented, as of April 1, 2025, automated controls within the ERP system used by I.D. Systems to prevent users from modifying journal entries they did not create and to require independent approval prior to the posting of journal entries;

- Implemented, during November 2025, Phase 1 of our standardized ERP platform, including system-enforced workflow approvals for manual journal entries and other automated control enhancements at Fleet Complete, I.D. Systems and other relevant operations;
- Implemented controls requiring documented evidence of independent review and approval of manual journal entries at Pointer Mexico;
- Designed and implemented general information technology controls within the standardized ERP platform, including controls over user access management and program change management, to support the reliability of automated controls relevant to financial reporting; and
- Designed and implemented additional controls over the financial close and reporting process at Fleet Complete, including controls designed to ensure the completeness and accuracy of information included in our consolidated financial statements.

Management evaluated the design and tested the operating effectiveness of the remediated controls and determined that those controls operated effectively for a sufficient period of time.

Based on the remediation activities completed and management's evaluation of the design and testing of the operating effectiveness of those controls, management concluded that the previously reported material weaknesses were remediated as of March 31, 2026.

## Changes in Internal Control over Financial Reporting

During the fiscal year ended March 31, 2026, we continued the implementation of a standardized ERP and CRM platform across our North American operations and certain European operations. As part of this implementation, we enhanced our internal control environment through the deployment of additional automated controls, system-enforced approval workflows, and supporting information technology general controls.

In addition, as described above under "Previously Reported Material Weaknesses in Internal Control over Financial Reporting", we implemented changes to our internal control over financial reporting as part of our remediation plan to address the previously reported material weaknesses.

Other than the changes associated with the remediation activities and the ERP and CRM implementation described above, there were no changes in our internal control over financial reporting during the fiscal year ended March 31, 2026 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders and the Board of Directors of Powerfleet, Inc.

**Opinion on Internal Control over Financial Reporting**

We have audited the internal control over financial reporting of Powerfleet, Inc. and subsidiaries (the "Company") as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026, of the Company and our report dated June 15, 2026, expressed an unqualified opinion on those financial statements.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche

Johannesburg, South Africa
June 15, 2026

**Item 9B. Other Information**

None.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**PART III**

**Item 10. Directors, Executive Officers and Corporate Governance**

We have an insider trading policy governing the purchase, sale and other dispositions of our securities that applies to all of our personnel, including directors, officers, employees and other covered persons. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

The remaining information required by this Item will be included in our definitive proxy statement for our 2026 annual meeting of stockholders to be filed with the SEC within 120 days after March 31, 2026 (the "2026 Proxy Statement") and is incorporated herein by reference; *provided*, *however*, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report on Form 10-K filed with the SEC prior to the filing of the 2026 Proxy Statement or (ii) the 2026 Proxy Statement is not filed with the SEC within 120 days after March 31, 2026, in which case we will provide such information by means of an amendment to this Annual Report on Form 10-K filed with the SEC within such 120-day period.

**Item 11. Executive Compensation**

The information required by this Item will be included in our definitive proxy statement for the 2026 Proxy Statement and is incorporated herein by reference; *provided*, *however*, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report on Form 10-K filed with the SEC prior to the filing of the 2026 Proxy Statement or (ii) the 2026 Proxy Statement is not filed with the SEC within 120 days after March 31, 2026, in which case we will provide such information by means of an amendment to this Annual Report on Form 10-K filed with the SEC within such 120-day period.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this Item will be included in our definitive proxy statement for the 2026 Proxy Statement and is incorporated herein by reference; *provided*, *however*, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report on Form 10-K filed with the SEC prior to the filing of the 2026 Proxy Statement or (ii) the 2026 Proxy Statement is not filed with the SEC within 120 days after March 31, 2026, in which case we will provide such information by means of an amendment to this Annual Report on Form 10-K filed with the SEC within such 120-day period.

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

The information required by this Item will be included in our definitive proxy statement for the 2026 Proxy Statement and is incorporated herein by reference; *provided*, *however*, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report on Form 10-K filed with the SEC prior to the filing of the 2026 Proxy Statement or (ii) the 2026 Proxy Statement is not filed with the SEC within 120 days after March 31, 2026, in which case we will provide such information by means of an amendment to this Annual Report on Form 10-K filed with the SEC within such 120-day period.

**Item 14. Principal Accountant Fees and Services**

The information required by this Item will be included in our definitive proxy statement for the 2026 Proxy Statement and is incorporated herein by reference; *provided*, *however*, that such information shall not be incorporated herein (i) if the information that is responsive to the information required with respect to this Item is provided by means of an amendment to this Annual Report on Form 10-K filed with the SEC prior to the filing of the 2026 Proxy Statement or (ii) the 2026 Proxy Statement is not filed with the SEC within 120 days after March 31, 2026, in which case we will provide such information by means of an amendment to this Annual Report on Form 10-K filed with the SEC within such 120-day period.

**PART IV**

## Item 15. Exhibits and Financial Statement Schedules

(a) <u>List of Financial Statements, Financial Statement Schedules, and Exhibits</u>

    (1) <u>Financial Statements.</u> The following financial statements of Powerfleet, Inc. are included in Item 8 of Part II of this Form 10-K:

| | **Page** |
|---|---|
| Report of the Independent Registered Public Accounting Firm - Deloitte & Touche (PCAOB ID No. 1130) | 52 |
| Report of the Independent Registered Public Accounting Firm - Ernst & Young LLP (PCAOB ID No. 42) | 54 |
| Consolidated Balance Sheets as of March 31, 2025 and 2026 | 55 |
| Consolidated Statements of Operations for the Year Ended December 31, 2023, Three Months Ended March 31, 2024, and Years Ended March 31, 2025 and 2026 | 57 |
| Consolidated Statements of Comprehensive (Loss) Income for the Year Ended December 31, 2023, Three Months Ended March 31, 2024, and Years Ended March 31, 2025 and 2026 | 58 |
| Consolidated Statements of Changes in Stockholders' Equity for the Year Ended December 31, 2023, Three Months Ended March 31, 2024, and Years Ended March 31, 2025 and 2026 | 59 |
| Consolidated Statements of Cash Flows for the Year Ended December 31, 2023, Three Months Ended March 31, 2024, and Years Ended March 31, 2025 and 2026 | 61 |
| Notes to the Consolidated Financial Statements | 64 |

    (2) <u>Financial Statement Schedule.</u>

    None.

    (3) <u>Exhibits.</u> The following exhibits are filed with this Form 10-K or are incorporated herein by reference, as indicated.

| Exhibit Number | Description |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of March 13, 2019, by and among Powerfleet, Inc., Powerfleet Israel Holding Company Ltd., Powerfleet Israel Acquisition Company Ltd., I.D. Systems, Inc. and Pointer Telocation Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of I.D. Systems, Inc., filed with the SEC on March 15, 2019).† |
| 2.2 | Implementation Agreement, dated October 10, 2023, by and among Powerfleet, Inc., Main Street 2000 Proprietary Limited and MiX Telematics Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on October 10, 2023).† |
| 2.3 | Share Purchase Agreement, dated September 18, 2024, by and among Golden Eagle Topco, LP, the Other Shareholders Party Thereto, Powerfleet, Inc. and Powerfleet Canada Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on September 18, 2024).† |
| 2.4 | Amending Agreement No. 1 (Share Purchase Agreement), dated October 1, 2024, by and between Powerfleet, Inc. and Powerfleet Canada Holdings Inc. and Golden Eagle Topco, LP (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on October 1, 2024).† |
| 3.1.1 | Amended and Restated Certificate of Incorporation of Powerfleet, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K12B of Powerfleet, Inc., filed with the SEC on October 3, 2019). |
| 3.1.2 | Amendment to the Amended and Restated Certificate of Incorporation of Powerfleet, Inc. (incorporated by reference to Exhibit 3.1.2 to the Annual Report on Form 10-K of Powerfleet, Inc. filed with the SEC on May 9, 2024). |
| 3.2 | Amended and Restated Bylaws of Powerfleet, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K12B of Powerfleet, Inc., filed with the SEC on October 3, 2019). |
| 4.1 | Specimen Powerfleet, Inc. Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form S-4 of Powerfleet, Inc., filed with the SEC on July 23, 2019). |
| 4.2 | Description of Securities (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K of Powerfleet, Inc. filed with the SEC on May 9, 2024). |
| 10.1.1 | 2009 Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of I.D. Systems, Inc. for the fiscal quarter ended September 30, 2009, filed with the SEC on November 6, 2009).¥ |

| 10.1.2 | Amendment, dated March 16, 2012, to 2009 Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of I.D. Systems, Inc. for the fiscal quarter ended March 31, 2012, filed with the SEC on May 14, 2012).¥ |
|---|---|
| 10.2 | I.D. Systems, Inc. 2015 Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of I.D. Systems, Inc. filed with the SEC on June 25, 2015).¥ |
| 10.3 | Powerfleet, Inc. 2018 Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on September 17, 2024).¥ |
| 10.4.1 | Employment Offer Letter, dated January 5, 2022, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 5, 2022).¥ |
| 10.4.2 | Severance Agreement, dated January 5, 2022, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 5, 2022).¥ |
| 10.4.3 | Amendment to Severance Agreement, dated September 11, 2023, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc. filed with the SEC on September 15, 2023).¥ |
| 10.4.4 | Amendment to Severance Agreement, dated May 31, 2025, between Powerfleet, Inc. and Steve Towe (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc. filed with the SEC on June 5, 2025).¥ |
| 10.4.5 | Form of Stock Option Inducement Award Agreement (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 of Powerfleet, Inc., filed with the SEC on March 16, 2022).¥ |
| 10.5.1 | Offer Letter, dated December 31, 2022, between Powerfleet, Inc. and David Wilson (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 4, 2023).¥ |
| 10.5.2 | Employee Covenants Agreement, dated November 11, 2022, between Powerfleet, Inc. and David Wilson (incorporated by reference to Exhibit 10.5.2 to the Annual Report on Form 10-K of Powerfleet, Inc. filed with the SEC on May 9, 2024).¥ |
| 10.6 | Offer Letter, dated June 1, 2025 between Powerfleet, Inc. and Melissa Ingram (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K of Powerfleet, Inc., filed with the SEC on June 26, 2025).¥ |
| 10.7 | Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Registration Statement on Form S-4 of Powerfleet, Inc., filed with the SEC on July 23, 2019).¥ |
| 10.8.1 | Amended and Restated Credit Agreement, dated March 18, 2024, by and among Powerfleet Israel Ltd., Pointer Telocation Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on March 22, 2024). |
| 10.8.2 | Amendment No. 1, effective as of December 30, 2024, to the Amended and Restated Credit Agreement, dated March 18, 2024, by and among Powerfleet Israel Ltd., Pointer Telocation Ltd. and Bank Hapoalim B.M (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on January 3, 2025).† |
| 10.9 | First Amendment and Restatement Agreement, dated October 31, 2025, by and among Powerfleet, Inc., I.D. Systems, Inc., Movingdots GmbH, Main Street 2000 Proprietary Limited, Powerfleet Canada Holdings Inc. and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on November 6, 2025).† |
| 10.10 | Credit Agreement, dated March 14, 2024, between MiX Telematics Proprietary Limited (formerly known as MiX Telematics Limited) and FirstRand Bank Limited acting through Rand Merchant Bank division (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Powerfleet, Inc., filed with the SEC on August 28, 2024). |
| 10.11.1 | Facility Agreement, dated September 27, 2024, by and among Powerfleet, Inc., I.D. Systems, Inc., Movingdots GmbH and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on October 1, 2024).†+ |
| 10.11.2 | Amendment No. 1, effective as of May 27, 2025, to the Facility Agreement, dated September 27, 2024, by and among Powerfleet, Inc., I.D. Systems, Inc., Movingdots GmbH and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (incorporated by reference to Exhibit 10.12.2 to the Annual Report on Form 10-K of Powerfleet, Inc., filed with the SEC on June 26, 2025). |
| 10.12 | Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on September 18, 2024).† |
| 10.13 | Registration Rights Agreement, dated October 1, 2024, by and between Powerfleet, Inc. and Ontario Teachers' Pension Plan Board (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Powerfleet, Inc., filed with the SEC on October 2, 2024).† |
| 10.14 | Facilities Agreement, dated February 5, 2026, by and among Powerfleet, Inc., MiX Telematics Proprietary Limited, I.D. Systems, Inc., Powerfleet Canada Holdings Inc. and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Powerfleet, Inc., filed with the SEC on February 9, 2026).† |
| 19.1 | Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K of Powerfleet, Inc., filed with the SEC on June 26, 2025). |
| 21.1 | List of Subsidiaries.* |
| 23.1 | Consent of Independent Registered Public Accounting Firm - Deloitte & Touche.* |
| 23.2 | Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP.* |

| 31.1 | Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.* |
| 31.2 | Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.* |
| 32.1 | Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |
| 32.2 | Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |
| 97.1 | Powerfleet, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K of Powerfleet, Inc., filed with the SEC on May 9, 2024). |
| 101.INS | Inline XBRL Instance Document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document. |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document. |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document. |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document. |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) |

† Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the SEC.

\* Filed herewith.

\*\* Furnished herewith.

¥ Management contract or compensatory plan or arrangement.

+ Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain portions of this exhibit have been redacted. Redacted information is indicated by [***].

(b) Exhibits. The exhibits required by Item 601 of Regulation S-K are filed herewith or incorporated herein by reference. Please see the Index to Exhibits to this Form 10-K, which is incorporated into this Item 15(b) by reference.

**Item 16. Form 10-K Summary**

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2026                                                                POWERFLEET, INC.

By: */s/ Steve Towe*
Steve Towe
Chief Executive Officer
(Principal Executive Officer)

By: */s/ David Wilson*
David Wilson
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report is signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Steve Towe<br>Steve Towe | Chief Executive Officer<br>(Principal Executive Officer) | June 15, 2026 |
| /s/ David Wilson<br>David Wilson | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | June 15, 2026 |
| /s/ Andrew Martin<br>Andrew Martin | Director | June 15, 2026 |
| /s/ Ian Jacobs<br>Ian Jacobs | Director | June 15, 2026 |
| /s/ Michael McConnell<br>Michael McConnell | Director | June 15, 2026 |